      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 4, 1999



                                                      REGISTRATION NO. 333-78597

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------


                               AMENDMENT NO. 1 TO


                                    FORM S-3

                        REGISTRATION STATEMENT UNDER THE
                             SECURITIES ACT OF 1933
                             ---------------------

                              GERALD STEVENS, INC.
             (Exact Name of Registrant as Specified in Its Charter)

                            DELAWARE                                                           41-0719035
        (State or Other Jurisdiction of Incorporation or                                    (I.R.S. Employer
                          Organization)                                                    Identification No.)

                      GERALD STEVENS, INC.                                                  GERALD R. GEDDIS
             301 EAST LAS OLAS BOULEVARD, SUITE 300                               PRESIDENT AND CHIEF EXECUTIVE OFFICER
                    FT. LAUDERDALE, FL 33301                                     301 EAST LAS OLAS BOULEVARD, SUITE 300
                         (954) 713-5000                                                 FT. LAUDERDALE, FL 33301
       (Address, Including Zip Code, and Telephone Number,                                   (954) 713-5000
 Including Area Code, of Registrant's Principal Executive Offices)      (Name, Address, Including Zip Code, and Telephone Number,
                                                                               Including Area Code, of Agent for Service)

                             ---------------------

                                   COPIES TO:


                  JONATHAN L. AWNER, ESQ.                                     VALERIE FORD JACOB, ESQ.
            AKERMAN, SENTERFITT & EIDSON, P.A.                        FRIED, FRANK, HARRIS, SHRIVER & JACOBSON
             ONE S.E. THIRD AVENUE, 28TH FLOOR                                   ONE NEW YORK PLAZA
                   MIAMI, FL 33131-1714                                        NEW YORK, NY 10004-1980
                      (305) 374-5600                                               (212) 859-8000


                             ---------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this registration statement.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                             ---------------------

                        CALCULATION OF REGISTRATION FEE


------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
                                                                      PROPOSED             PROPOSED
                                                                       MAXIMUM              MAXIMUM             AMOUNT OF
             TITLE OF SHARES                   AMOUNT TO BE        AGGREGATE PRICE    AGGREGATE OFFERING      REGISTRATION
             TO BE REGISTERED                  REGISTERED(1)         PER UNIT(1)           PRICE(1)             FEE(1)(2)
------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.01 per share....       5,750,000            $14.6875            $84,453,125          $24,238.00
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------


(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c).

(2) Previously paid.


                             ---------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE
COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                             SUBJECT TO COMPLETION

                   PRELIMINARY PROSPECTUS DATED JUNE 4, 1999


PROSPECTUS

                                5,000,000 SHARES

                          (GERALD STEVENS, INC. LOGO)

                                  COMMON STOCK
                             ---------------------


       All of the shares of common stock are being sold by Gerald Stevens. The common stock is quoted on the Nasdaq National Market under the symbol "GIFT." On June 3, 1999, the last sale price of the common stock as reported on the Nasdaq National Market was $16.00 per share.



      INVESTING IN THE COMMON STOCK INVOLVES RISKS WHICH ARE DESCRIBED IN THE "RISK FACTORS" SECTION BEGINNING ON PAGE 10 OF THIS PROSPECTUS.

                             ---------------------

                                                          PER SHARE         TOTAL
                                                          ---------         -----
Public offering price..............................           $               $
Underwriting discount..............................           $               $
Proceeds, before expenses, to Gerald Stevens.......           $               $

       The underwriters may also purchase up to an additional 750,000 shares from Gerald Stevens at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments.

       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

       The shares of common stock will be ready for delivery in New York, New
York on or about             , 1999.

                             ---------------------


MERRILL LYNCH & CO.

                  ALLEN & COMPANY
                       INCORPORATED
                                     BEAR, STEARNS & CO. INC.
                                                   HAMBRECHT & QUIST

                             ---------------------

               The date of this prospectus is             , 1999.

                               TABLE OF CONTENTS


                                                              PAGE
                                                              ----
Prospectus Summary..........................................     5
Risk Factors................................................    10
Use of Proceeds.............................................    19
Dividend Policy.............................................    19
Market Price Information....................................    20
Capitalization..............................................    21
Supplemental Selected Historical Financial Data.............    22
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................    23
Business....................................................    36
Management..................................................    48
Related Party Transactions..................................    50
Security Ownership of Beneficial Owners and Management......    51
Description of Our Capital Stock............................    53
Shares Eligible for Future Sale.............................    54
Material United States Federal Tax Consequences for
  Non-United States Holders.................................    56
Underwriting................................................    60
Legal Matters...............................................    63
Experts.....................................................    63
Where You Can Find More Information.........................    64
Incorporation of Information by Reference...................    64
Index to Pro Forma Supplemental Consolidated Financial
  Statements................................................  PF-1
Index to Financial Statements...............................   F-1


                             ---------------------

                           FORWARD-LOOKING STATEMENTS

     This document includes forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties and assumptions about our company, including, among other things:

     - Our anticipated growth strategies and ability to integrate acquired businesses;

     - The limited combined operating history of the companies we acquire;

     - Our need to improve our information systems;

     - Our dependence on additional capital for growth;

     - Economic and other conditions beyond our control such as seasonality, customer discretionary spending and availability of product; and

     - Our ability to maintain business relationships within the industry.

     We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in the prospectus might not occur.

                             ---------------------


     You should rely only on the information contained or incorporated by reference in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date. Information on our web sites is not incorporated into this document.

                      [This Page Intentionally Left Blank]

                               PROSPECTUS SUMMARY

     This summary highlights information contained elsewhere in this prospectus. It is not complete and may not contain all of the information that you should consider before investing in the common stock. You should read the entire prospectus carefully, including the "Risk Factors" section and the financial statements and the notes to those statements. References in this prospectus to "Gerald Stevens," "we," "our" and "us" refer to Gerald Stevens, Inc., a Delaware corporation, and its subsidiaries. Until April 30, 1999, our name was Florafax International, Inc. Our fiscal year ends on August 31. References to a fiscal year shall refer to the 12 month period ended August 31 of that year.

GERALD STEVENS


     We are an integrated retailer and marketer of flowers, plants, and complementary gifts and decorative accessories. We currently operate the largest company-owned network of floral specialty retail stores in the United States, with 126 locations, which we intend to expand to over 1,000 locations during the next five years. We are building a national brand and transforming the retail floral industry by integrating our operations throughout the floral supply chain, from product sourcing to delivery, and by managing every interaction with the customer, from order generation to order fulfillment. We ultimately intend to provide all of our retail customers with a unique and enhanced shopping experience under the Gerald Stevens brand.


     Our national sales and marketing division permits us, through multiple distribution channels, including the Internet, dial-up numbers and direct mail, to serve customers who do not visit or phone our retail stores. This division includes National Flora, the largest yellow page advertiser of floral products, The Flower Club, a leading corporate affinity marketer, and four primary websites. We currently promote these websites on leading online portals, including Yahoo! and CNN.com. In total, our national sales and marketing division generates over one million orders annually. To ensure superior customer service and efficient order processing, we operate three national call centers. To facilitate the distribution of these orders in markets where we do not have our own stores, we operate the Florafax wire service, one of only five national flowers-by-wire services, with approximately 5,000 member florists covering all 50 states.

     To provide the freshest and highest quality products to our retail customers, we operate our own sourcing operation. Our leading floral importer and wholesaler, AGA Flowers, has long-term supply agreements and other relationships to purchase cut flowers with many of the finest growers in the United States, Central America and South America. These supply arrangements eliminate several steps in the floral distribution chain, ensuring a reliable source of high quality products at favorable prices. By reducing the time needed to transport flowers from farms to our retail stores, we extend the vase life of our flowers and thus improve customer satisfaction.

     We believe our execution of this integrated operating model will make the Gerald Stevens brand synonymous with superior service, quality and value and build the most recognized and respected floral and gift brand in the United States. Once established, we believe the Gerald Stevens brand will drive increased consumption of all of our products, particularly flowers.

RECENT DEVELOPMENTS

     On April 30, 1999, we completed a business combination with Gerald Stevens Retail, Inc., which was formerly known as Gerald Stevens, Inc., and changed our business name from Florafax International, Inc. to Gerald Stevens, Inc. Gerald Stevens Retail provided us with our retail stores, most of our Internet and order-generation operations, and most of our directors and senior management team.

     In May 1999, we entered into an Agreement and Plan of Merger with Calyx & Corolla, Inc., the largest direct marketer of flowers with over $20.0 million in sales in its latest fiscal year. In connection with the merger, we will nominate Ruth Owades, the current Chairman and CEO of Calyx & Corolla, to our Board of Directors.

     This acquisition will strengthen our position as the largest specialty floral and gift retailer in the country and enhance our reputation with the well-known and highly trusted Calyx & Corolla brand. The acquisition also will serve as a platform for our direct marketing efforts and expand our customer database by over 1.5 million floral customers. Given the strength of the Calyx & Corolla brand and the success of its catalog operation, our intention is to greatly expand the marketing of its website, calyxandcorolla.com., which has experienced significant revenue gains over last year. Calyx & Corolla redesigned this site in late April.


     As of June 2, 1999, we were in negotiations to acquire 19 additional floral businesses with an aggregate of 37 stores.


THE FLORAL INDUSTRY SIZE AND OPPORTUNITIES

     Size. The domestic retail floral industry is a large and growing industry with attractive business economics. According to industry sources:

     - Retail floral industry revenue was approximately $15 billion in 1998;

     - When added to the complementary gifts and accessories market, the combined market exceeds $60 billion;

     - Sales by florists grew by 5.5% in 1997; and

     - Gross margins for retailers average approximately 65%.

     Opportunity to Create a National Network. We believe that the domestic retail floral industry presents opportunities for innovation, differentiation and the creation of a national brand due to the following industry characteristics:

     - Highly fragmented, with the top ten floral chains accounting for less than 5% of total retail sales;

     - Absence of a national retail brand;

     - Unique customer purchasing characteristics, with 70% of product orders placed over the telephone, approximately 95% of which are made to local florists, enabling the development of large customer databases;

     - Inefficient and decentralized supply chain, with transactions between growers, importers, wholesalers and retailers creating substantial incremental costs to the customer but providing little additional value to the end user;

     - Lack of integrated order generation and fulfillment companies;

     - Under-marketed, with marketing expenditures typically less than 3% of sales; and

     - Large, underutilized customer lists at retail stores.

     Opportunity to Grow the Market. We believe the retail floral industry also presents opportunities to expand floral consumption as a result of the following factors:

     - The United States is not among the top ten countries in the world in per capita consumption of flowers; per capita spending in the United States is significantly less than that of most western European countries;

     - Favorable customer demographics and lifestyle trends should generate additional industry growth;

     - Customers value an extended vase life for flowers, which can be achieved by streamlining the supply chain;

     - Retail florists have largely ignored the opportunity to increase self-consumption by focusing on the gift-giving customer; and

     - The Internet allows for visual merchandising and targeted marketing of flowers.

BUSINESS STRATEGY

     Our goal is to become the premier specialty floral and gift retailer and marketer in the United States. We intend to accomplish this by selling a broad selection of products, providing superior customer service and building strong customer loyalty. Because of our management team's extensive experience in developing nationally branded specialty retailers, we believe we have the skills and experience necessary to establish Gerald Stevens as the preeminent brand in the floral industry. Key elements of our strategies include:

     - Building a national network of retail stores by rapidly expanding our retail store base, enhancing the efficiency of our local order fulfillment and distribution network and creating an innovative in-store experience;

     - Building our traditional order generation businesses and developing and promoting our e-commerce operations;

     - Building our customer direct business;

     - Creating supply chain efficiencies; and

     - Developing our information systems.

     We believe that by executing these strategies and integrating our operations, the Gerald Stevens brand will be well-positioned to take advantage of the significant opportunities in the retail floral industry and become the premier floral and gift retailer and marketer in the United States.

                             ---------------------


     Gerald Stevens was incorporated in 1970. Our principal executive offices are located at 301 East Las Olas Boulevard, Suite 300, Ft. Lauderdale, Florida 33301. Our telephone number is (954)713-5000.

                                  THE OFFERING

Common stock offered by
  Gerald Stevens..............   5,000,000 shares


Shares outstanding after the
  offering....................   41,726,339 shares


Use of proceeds...............   Assuming a public offering price of $15.00 per
                                 share, we estimate that the net proceeds from this offering (without exercise of the over-allotment option), after deducting the underwriting discount and estimated expenses of the offering, will be approximately $69.3 million. We intend to use these net proceeds for:

                                      - Repayment of outstanding indebtedness;

                                      - Internet development and marketing
                                        costs;

                                      - Acquisitions;

                                      - Information systems development costs;

                                      - Store development and remodeling costs;
                                        and

                                      - Working capital.

                                 See "Use of Proceeds."

Risk factors..................   See "Risk Factors" and the other information
                                 included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

Nasdaq National Market
  symbol......................   GIFT


     The number of shares that will be outstanding after the offering is based on the number outstanding on June 2, 1999. It excludes (1) 2,321,154 shares issuable upon the exercise of outstanding options, (2) 885,500 shares reserved for issuance in connection with options that may be granted under our stock option plans (725,500 on a pro forma and pro forma as adjusted basis), (3) 239,948 shares issuable upon the exercise of outstanding warrants and (4) 750,000 shares of common stock issuable upon exercise of the underwriters' over-allotment option.

          SUMMARY SUPPLEMENTAL HISTORICAL AND PRO FORMA FINANCIAL DATA

     The summary supplemental historical financial data for Gerald Stevens presented below for each of the three years ended August 31, 1996, 1997, and 1998 have been derived from the audited supplemental consolidated financial statements of Gerald Stevens. The summary supplemental historical financial data for the six month periods ended February 28, 1998 and 1999 for Gerald Stevens have been derived from the unaudited supplemental consolidated financial statements of Gerald Stevens. The supplemental unaudited pro forma financial data presented below assumes the post-October 1, 1998 acquisitions, accounted for under the purchase method of accounting, and the October 1, 1998 private placement had been consummated as of the beginning of the period for income statement data and as if the post-February 28, 1999 acquisitions had been consummated as of February 28, 1999 for balance sheet data. The summary supplemental unaudited pro forma, as adjusted financial data presented below further assumes the offering of common stock contemplated in this prospectus had been consummated as of the beginning of the period for income statement data and as of February 28, 1999 for balance sheet data. The data should be read in conjunction with the supplemental consolidated financial statements, related notes, management's discussion and analysis of financial condition and results of operations, and supplemental pro forma financial information which are included elsewhere in this prospectus.


                                              YEAR ENDED AUGUST 31,
                           -----------------------------------------------------------

                                                                               1998
                                                                    1998       (PRO
                                                                    (PRO     FORMA, AS
                           1996(1)(2)   1997(2)(3)   1998(2)(4)    FORMA)    ADJUSTED)
                           ----------   ----------   ----------   --------   ---------
                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS
  DATA:
Total revenue............   $10,299      $11,609      $13,391     $124,176   $124,176
Gross profit.............    10,299       11,609       13,391       85,599     85,599

Operating income
  (loss).................     1,562        1,918       (3,076)       1,676      1,676
Net income (loss)........   $ 2,262      $ 3,433      $(2,268)    $    714   $  1,289
Earnings (loss) per
  share:
  Basic..................   $  0.38      $  0.43      $ (0.26)    $   0.02   $   0.03
  Diluted................   $  0.35      $  0.39      $ (0.26)    $   0.02   $   0.03
Weighted-average common
  and common equivalent
  shares outstanding:
  Basic..................     5,988        8,076        8,581       36,255     41,255
  Diluted................     6,375        8,715        8,581       37,291     42,291

                                         SIX MONTHS ENDED
                                           FEBRUARY 28,
                           --------------------------------------------
                                                               1999
                                                               (PRO
                                                 1999         FORMA,
                                                 (PRO           AS
                            1998    1999(5)    FORMA)(6)   ADJUSTED)(6)
                           ------   --------   ---------   ------------
                              (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS
  DATA:
Total revenue............  $8,194   $39,995     $68,964      $68,964
Gross profit.............   8,194    27,251      47,437       47,437
Operating income
  (loss).................   1,061    (4,416)     (1,784)      (1,784)
Net income (loss)........  $  718   $(6,457)    $(1,765)     $(1,390)
Earnings (loss) per
  share:
  Basic..................  $ 0.09   $ (0.21)    $ (0.05)     $ (0.03)
  Diluted................  $ 0.08   $ (0.21)    $ (0.05)     $ (0.03)
Weighted-average common
  and common equivalent
  shares outstanding:
  Basic..................   7,677    31,198      36,255       41,255
  Diluted................   8,714    31,198      36,255       41,255















                                     FEBRUARY 28, 1999
                              --------------------------------
                                                       (PRO
                                                      FORMA,
                                           (PRO         AS
                               ACTUAL     FORMA)     ADJUSTED)
                              --------   ---------   ---------
                                       (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital
  (deficiency)..............  $ 1,093     $(5,836)    $52,954
Intangible assets...........   45,012      84,259      84,259
Total assets................   71,544     115,771     174,561
Long-term debt..............    1,138      10,554          --
Total liabilities...........   19,557      38,464      27,910
Stockholders' equity
  (deficit).................   51,987      77,307     146,651


-------------------------

(1) Net income in 1996 includes an extraordinary gain of $128 from the forgiveness of certain debt.
(2) Net income in 1996, 1997 and 1998 includes income tax benefits of $863, $637 and $682, respectively, primarily from the recognition of benefits related to net operating loss carry forwards. See Note 10 of the Notes to Supplemental Consolidated Financial Statements of Gerald Stevens.
(3) Net income in 1997 includes other income of $1,041 related to cash received from a court award. See Note 7 of the Notes to Supplemental Consolidated Financial Statements of Gerald Stevens.

(4) Operating income in 1998 includes a contract modification charge of $3,495.


(5) Operating income for the six month period ended 1999 includes merger expenses of $4,051 and a non-cash compensation expense of $1,373 related to non-plan stock options.


(6) Operating income for the pro forma, and proforma, as adjusted, six month period ended 1999 excludes the merger expenses of $4,051.

                                  RISK FACTORS

     There are various risks to an investment in our common stock, including those described below. You should carefully consider these risk factors, together with all of the other information included in this prospectus, before you decide to invest in shares of our common stock.

     If any of the following risks, or other risks not presently known to us or that we currently believe not to be significant, develop into actual events, then our business, financial condition, results of operations or prospects could be materially adversely affected. If that happens, the market price of our common stock could decline, and you may lose all or part of your investment.

OUR POTENTIAL INABILITY TO IMPLEMENT OUR GROWTH STRATEGY

     Our business strategy will focus on growing our revenue and operations internally by opening new retail locations and expanding sales through other order-generating operations, including our websites on the Internet, as well as by making acquisitions of floral and gift businesses. The success of our growth strategy will depend on a number of factors including our ability to:

     - assess the value, strengths and weaknesses of acquisition candidates;

     - evaluate the costs and projected returns of expanding our operations;

     - expand our customer base;

     - market our products and services effectively over the Internet and in traditional media;

     - lease desirable store locations on suitable terms and complete construction on a timely basis;

     - promptly and successfully integrate acquired businesses and new retail locations with existing operations; and

     - obtain financing to support this growth.

     We may expand our operations not only in the lines of business we currently conduct, but also possibly into other related and complementary businesses. We cannot assure you that our entry into any new lines of business will be successful, as we may lack the understanding and experience to operate profitably in new lines of business.

     We may not be able to identify suitable acquisition candidates or locations for new stores. If we are not able to identify suitable acquisition candidates or if acquisitions of suitable candidates are prohibitively expensive, we may be forced to alter our growth strategy. We expect our growth strategy may affect short-term cash flow and net income as we increase our indebtedness and incur additional expenses. As a result, our operating results may fluctuate and our growth strategy may not result in improving our profitability. If we fail to implement our growth strategy successfully, the market price of our common stock may decline. In addition, we may not be able to retain all of the customers of the retail stores that we acquire.

DEMANDS ON OUR RESOURCES DUE TO GROWTH

     Our anticipated growth could place significant demands on our management and our operational, financial and marketing resources. These demands are due to our plans to:

     - acquire and integrate numerous floral and gift retailers;

     - open new locations;

     - increase the number of our employees;

     - expand the scope of our operating and financial systems;

     - broaden the geographic area of our operations;

     - increase the complexity of our operations;

     - increase the level of responsibility of management personnel; and

     - continue to train and manage our employee base.

     Our management and resources, now and in the future, may not be adequate to meet the demands resulting from our expected growth.

CONTINUED NET LOSSES COULD HINDER OUR GROWTH STRATEGY


     We have experienced losses during our most recent fiscal year and interim period. Our net losses were $2.3 million for fiscal 1998 and $6.5 million for the six months ended February 28, 1999, which include a contract modification charge of $3.5 million in fiscal 1998 and merger expense of $4.1 million and a non-cash compensation expense of $1.4 million related to non-plan stock options during the six month period. Gerald Stevens Retail was established in May 1998, and commenced operations in October 1998 upon completion of its acquisition of ten floral businesses. For the period from its inception to September 30, 1998, Gerald Stevens Retail was a development stage company with no revenue and generated a net loss of $2.1 million. If we incur net losses in future periods, we may not be able to implement our growth strategy in accordance with our present plans and our stock price may decline.


OUR PRO FORMA RESULTS MAY NOT BE INDICATIVE OF FUTURE RESULTS

     The pro forma supplemental consolidated financial statements included in this prospectus cover periods when Gerald Stevens and the acquired businesses were not under common control or management. These pro forma financial statements may not be indicative of our future financial condition, operating results, growth trends or prospects.

     You must evaluate our prospects in light of the risks, expenses and difficulties frequently encountered by companies in the early stages of a new growth strategy. Our strategy of building a nationally branded floral and gift retailer and marketer may not lead to growth, profitability or increased market prices for our common stock.

WE NEED TO IMPROVE OUR INFORMATION SYSTEMS

     We need to make improvements to and integrate our information systems. Although we intend to spend approximately $15.0 million on hardware and software over the next three years to improve our systems, this budget may not be sufficient. We also need to hire more accounting and information systems personnel. We may experience delays, disruptions and unanticipated expenses in implementing, integrating and operating our information systems. Failure to fully integrate and enhance our information systems or hire additional personnel could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

WE MAY HAVE DIFFICULTIES INTEGRATING ACQUIRED BUSINESSES WITH OUR COMPANY

     Until we improve our information systems, we will use and be dependent upon the information and operating systems of our acquired entities. We may not be able to efficiently combine our operations with those of the businesses we have acquired without encountering difficulties. These difficulties could result from having different and potentially incompatible operating practices, computers or other information systems. By consolidating personnel with different business backgrounds and corporate cultures into one company, we may experience additional difficulties. As a result, we may not achieve anticipated cost savings and operating efficiencies and may have difficulties in managing, operating and integrating our businesses.

WE MAY INCUR UNEXPECTED LIABILITIES WHEN WE ACQUIRE BUSINESSES

     During the acquisition process, we may fail or be unable to discover some of the liabilities of companies or businesses we acquire. These liabilities may result from a prior owner's non-compliance with applicable federal, state or local laws. For example, we may be liable after an acquisition of a business for the prior owner's failure to pay taxes or comply with environmental regulations. Environmental liabilities could arise regardless of whether we own or lease our properties. While we will try to minimize our potential exposure by conducting thorough investigations during the acquisition process, we will not be able to identify all existing or potential liabilities. We also generally will require each seller of acquired businesses or properties to indemnify us against undisclosed liabilities. In some cases, this indemnification obligation may be supported by deferring payment of a portion of the purchase price or other appropriate security. However, this indemnification may not be adequate to fully offset any undisclosed liabilities associated with the business or property acquired.

GOODWILL RESULTING FROM ACQUISITIONS MAY ADVERSELY AFFECT OUR RESULTS


     Our pro forma supplemental (as adjusted for the offering) goodwill related to acquired businesses at February 28, 1999 was approximately $84.3 million, which represents approximately 48.3% of our pro forma as adjusted total assets of approximately $174.6 million, and approximately 57.5% of our pro forma as adjusted total stockholders' equity of approximately $146.7 million. The $84.3 million of goodwill will result in an annual amortization expense of approximately $2.6 million, based upon the amortization of goodwill related to the acquisition of retail floral businesses over useful lives of 40 years, as well as the amortization of goodwill related to the acquisition of National Flora, an order generation business, and Calyx & Corolla, a floral catalog and Internet business, over useful lives of 20 years.


     Goodwill and related amortization are expected to increase principally as a result of future retail floral business acquisitions, and the amortization of goodwill and other intangible assets could adversely affect our financial condition and results of operations. We have considered various factors, including projected future cash flows, in determining the purchase prices of our acquired retail floral businesses, and we do not believe that any material portion of the goodwill related to any of these acquisitions will dissipate over a period shorter than 40 years. However, our earnings in future years could be significantly adversely affected if management later determines either that the remaining balance of goodwill is impaired or that a shorter amortization period is applicable.

WE WILL DEPEND ON ADDITIONAL CAPITAL FOR OUR GROWTH

     Our ability to remain competitive, sustain our expected growth and expand our operations largely depends on our access to capital. We anticipate making numerous acquisitions of floral businesses which will require ongoing capital expenditures. We also expect to make expenditures to continue to integrate the acquired floral businesses with our existing businesses. To date, we have financed capital expenditures and acquisitions primarily through private equity and our revolving bank credit facility. We have a $40.0 million revolving credit facility under which we have outstanding borrowings of approximately $27.3 million as of June 2, 1999. On February 23, 1999, we agreed with our lending bank to the terms and conditions of an arrangement whereby the bank will act as the sole and exclusive agent and lead arranger for a syndicated credit facility providing revolving loans of up to $75.0 million on a best efforts basis and also make up to $15.0 million of the loans under the facility. We may not be successful in completing this financing. In addition, to execute our growth strategy and meet our capital needs, we plan to issue additional equity securities as part of the purchase price of future acquisitions, which may have a dilutive effect on the interests of our stockholders. However, additional capital may not be available on terms acceptable to us. Our failure to obtain sufficient additional capital in the future could curtail or alter our growth strategy or delay capital expenditures.


DEBT COVENANTS MAY RESTRICT OUR GROWTH

     Restrictive covenants contained in our existing credit facility may limit our ability to finance future acquisitions, new locations and other expansion of our operations. Credit facilities obtained in the future likely will contain similar restrictive covenants. These covenants may also require us to achieve specific financial ratios.


     With regard to acquisitions, the credit facility that we expect to enter into in June of 1999 requires that, in the event that our consolidated leverage ratio is greater than 1.5 to 1.0 (or, assuming the offering is completed, 2.0 to 1.0), and the cash portion of the cost of a business acquisition exceeds $3.0 million, certain acquisition specific covenants are applicable. These covenants include, among other things, the requirement that at least 35.0% of the cost of an acquisition be paid for in the form of common stock, that the proceeds of loans used to pay the cost of an acquisition cannot exceed three times the acquired company's earnings before interest, taxes, depreciation and amortization, and that the lender be provided certain financial information and give consent to the acquisition.



     The amended and restated credit agreement will also require us to maintain financial ratios which limit total debt and capital expenditures. Consolidated debt cannot exceed earnings before interest, taxes, depreciation and amortization by a ratio of 2.75 to 1.00 (3.00 to 1.00 on or prior to August 31, 1999) or exceed consolidated shareholders' equity. In addition, the ratio of EBIT plus lease payments to the sum of interest expense, current maturities of debt, cash income taxes and lease payments must not be less then 1.10 to 1.00 prior to December 31, 2000 and 1.25 to 1.00 thereafter. Assuming the offering is completed, capital expenditures in any fiscal year cannot exceed $22.0 million for the fiscal year ending 1999, $42.0 million for the fiscal year ending 2000, $50.0 million for the fiscal year ending 2001 and $52.0 million for the fiscal year ending 2002.


     Any of these covenants could become more restrictive over time. Our ability to respond to changing business and economic conditions and to secure additional financing for operating and capital needs may be significantly restricted by these covenants. Furthermore, we may be prevented from engaging in transactions including acquisitions that are important to our growth strategy. Any breach of these covenants could cause a default under our debt obligations and result in our debt becoming immediately due and payable. We are not certain whether we would have, or would be able to obtain, sufficient funds to make these accelerated payments.

OUR QUARTERLY OPERATING RESULTS WILL FLUCTUATE DUE TO SEASONALITY

     Unit sales of floral products have historically been seasonal, concentrated primarily in the first and second calendar quarters as a result of holidays such as Valentine's Day, Easter and Mother's Day. In contrast to the first and second calendar quarters, the third and fourth calendar quarters have relatively few flower-giving holidays. Negative fluctuations have been particularly pronounced and net losses have been incurred in these quarters. In the past, we have experienced quarterly variations in revenue and cash flows. We expect to continue to experience quarterly fluctuations in operating results due to the factors discussed above and other factors. These factors include additional selling, general and administrative expenses to acquire and support new business and the timing and magnitude of capital expenditures. We intend to plan our operating expenditures based on revenue forecasts. Any revenue shortfall below these forecasts in any quarter would likely decrease our operating results for that quarter.

CUSTOMERS MAY REDUCE DISCRETIONARY PURCHASES OF FLOWERS AND GIFTS

     We believe that the floral and gift industry is influenced by general economic conditions and particularly by the level of personal discretionary spending by customers. As a result, the floral and gift industry could experience periods of decline and recession during economic downturns. The industry may experience sustained periods of decline in sales in the future. Any material decline in personal discretionary spending could have a negative effect on our business, financial condition, results of operations or prospects.

COMPETITION MAY ADVERSELY IMPACT OUR PERFORMANCE

     The floral and gift industry is highly competitive. Competition exists in each segment of the industry. We expect competition from:

     - flower growers, importers, wholesalers and bouquet companies, including Dole Food Company Inc. and USA Floral Products Inc.;

     - floral wire services, including FTD, Teleflora and AFS;

     - retailers including traditional floral and gift shops, supermarkets, mass merchandisers and garden centers; and


     - traditional and online order generators of floral and gift products, including 1-800-FLOWERS.


     In many of our markets, our competitors have larger and greater financial resources than we do. The Gerald Stevens brand is new, and may not be marketed effectively by us. We may not be able to compete successfully against our existing competitors and any future competitors.

WE MAY INCUR ANTI-DUMPING LIABILITY

     The majority of flowers sold in the United States are grown in other countries. Flower importing companies are subject to anti-dumping duties. Generally, if the United States Department of Commerce determines that a foreign grower sold flowers to an importer in the United States for a price less than the home market price or constructed value of the flowers, then the Commerce Department may impose an anti-dumping duty upon the importer. The precise amount of duty is calculated after a review of sales over a twelve month period and a comparison of the prices of the United States sales with the prices of home market sales or constructed value. The Commerce Department is currently conducting industry-wide anti-dumping reviews of the prices paid for flowers imported from Colombia for two twelve month periods. The Commerce Department's decision with respect to three other periods is being appealed. In addition, the Commerce Department may initiate additional reviews of later periods at any time. Gerald Stevens currently estimates and remits the estimated assessment to the Department of Commerce based on the most current information available. The final assessment is subject to determination by the Department of Commerce and may result in additional charges which may be material.

POLITICAL AND ECONOMIC EVENTS IN FOREIGN COUNTRIES MAY LIMIT SUPPLY OF FLOWERS

     Flowers are imported principally from countries in South America and Central America. The political and economic climate in several of these countries from time to time has been volatile. In some of these countries, this volatility has from time to time adversely affected many aspects of the economy, including flower production. At times, this volatility has also impacted trade relations with the United States. As a result, future political and economic events in these flower growing countries may reduce the production or export of flowers. Any adverse changes in the production or export of flowers from flower producing countries could have a material impact on our business, financial condition, results of operations or prospects.

POTENTIAL ADVERSE EFFECTS OF BAD WEATHER IN FLOWER GROWING REGIONS

     The supply of perishable floral products depends significantly on weather conditions where the products are grown. Severe weather, including unexpected cold weather, may have an adverse effect on the available supply of flowers, especially at times of peak demand. For example, in order for a sufficient supply of roses to be available for sale on Valentine's Day, rose growing regions must not suffer a freeze or other harsh conditions in the weeks leading up to the holiday. Any shortages or disruptions in the supply of fresh flowers, or any inability on our part to procure our flower supply from alternate sources at acceptable prices in a timely manner, could lead to the inability to fulfill orders during periods of high demand, and the loss of customers.

WE MAY HAVE DIFFICULTIES TRANSPORTING FLOWERS

     The perishable nature of flowers requires the floral industry to have a transportation network that can move products quickly from the farm to the retailer. Flowers grown in South America and Central America are typically transported via charter flights to the United States, principally to Miami. After flowers arrive in Miami or other ports of entry, they are distributed throughout the United States primarily via refrigerated trucks. We cannot assure you that there will be no disruptions in service at Miami International Airport, fuel shortages, work stoppages in the air charter or trucking industries or other problems encountered in transporting flowers.

PROBLEMS WITH ORDER TRANSMISSION NETWORKS AND THE COMPATIBILITY OF OUR SYSTEMS

     A large percentage of floral industry revenue is dependent upon the ability of the party taking an order from a customer to transmit the order to a delivering florist outside the immediate geographic market. Over the past several years, this process has increasingly relied on electronic communications and computers to create networks that serve as the transmission medium for orders. We believe that a substantial number of floral industry participants use one or more of these networks, particularly FTD's Mercury network. In the event that one or more of these networks were to become disabled, or our systems were unable to communicate with the network or any other transmission medium, we may not be able to use our normal computer-based methods for communicating orders. In this event, we would either need to route orders via alternative wire services, requiring reconfiguration of the existing wire interfaces and programming logic, or be required to make individual telephone calls or send faxes to florists. Conducting business primarily through telephone and fax orders would cause us to operate in a slower and more costly manner. Any of these situations could have a negative impact on our business, financial condition, results of operations or prospects.

RELATIONSHIPS WITH FLORAL WIRE SERVICE BUSINESSES MAY DETERIORATE


     The retail floral industry has traditionally relied upon floral wire services, including FTD, Teleflora, AFS and our Florafax division, to act as intermediaries to effectively manage, among other things, the financial settlement among florists and serve as a clearinghouse for orders. To our knowledge, these intermediaries do not currently operate retail stores but do engage in other marketing and floral order generating activities. One or more of these wire services may seek to prohibit our order generation business or our retail operations from settling orders through their wire services, or using their technology to transmit orders. These actions may have a short-term material adverse impact on our business, financial condition, results of operations or prospects.



     Wire service intermediaries also provide financial rebates or incentives to those florists, order generators and other parties that transmit and/or financially settle a large number of orders through their system. These rebates and incentives provide a significant portion of our operating profit. FTD has notified National Flora that FTD will refuse to continue to provide financial rebates to National Flora in the future. We may not be able to fully replace these rebates by using other wire services. Any change in the industry's rebate or incentive structure may have a short-term material impact on our business, financial condition, results of operations or prospects.


RELATIONSHIPS WITH MEMBER FLORISTS OF OUR WIRE SERVICE BUSINESS MAY DETERIORATE

     Some of the member florists of our Florafax wire service business may not want to continue as members if they perceive that we are in competition with them through our retail stores. This risk may be heightened when we acquire or open retail operations in markets where our member florists are located. Loss of member florists could have a negative impact on our business, financial condition, results of operations or prospects.

UNCERTAINTY OF INTERNET USE AND ITS IMPACT ON OUR BUSINESS

     We believe that the Internet and electronic commerce will play an increasingly important role in floral and gift-related merchandising and order taking over the coming years. As such, we intend to devote significant financial resources to our Internet operations. However, the use of the Internet and e-commerce by customers to purchase flowers and gifts may not increase as rapidly as we expect, and other purchasing mediums may replace the Internet. Additionally, unlike building traditional retail stores, where there is a limited amount of prime retail real estate and significant capital requirements, there are few barriers to entry on the Internet. Our competitors may be better funded or have other proprietary technologies or approaches to e-commerce that may make it difficult for us to compete on the Internet. In any of these instances, our business, financial condition, results of operation or prospects may be materially adversely impacted.

     In addition, if the use of the Internet for direct-from-grower sales does rapidly increase and such sales replace locally delivered floral arrangements, then the revenue we plan to generate by owning and operating numerous retail stores may be adversely affected. Also, as e-commerce becomes more prevalent and the use of Internet phone directories increases, the value we receive from advertisements in traditional phone books may decrease.

WE MAY FACE INCREASED GOVERNMENT REGULATION OF THE INTERNET

     There are an increasing number of federal, state, local and foreign laws and regulations pertaining to the Internet. In addition, a number of federal, state, local and foreign legislative and regulatory proposals are under consideration. Laws or regulations may be adopted with respect to the Internet relating to liability for information retrieved from or transmitted over the Internet, online content, user privacy and quality of services. Changes in tax laws relating to electronic commerce could adversely affect our business. The applicability to the Internet of existing laws covering issues such as intellectual property, libel, personal privacy and other areas is uncertain and developing. New legislation or regulations could decrease growth in the use of the Internet, impose additional burdens on e-commerce or alter how we do business. This could decrease demand for our online product offerings, increase our cost of doing business, increase the costs of products sold on the Internet or otherwise have an adverse effect on our business, financial condition, results of operations and prospects. See "Business -- Regulation."

YEAR 2000 ISSUE MAY ADVERSELY AFFECT OUR COMPUTER SYSTEMS AND OPERATIONS

     Businesses we acquire may not have taken appropriate steps to address their Year 2000 issues. Critical issues these companies face include Year 2000 readiness of their telephone switches, voicemail systems, store server hardware and operating systems, and the business software installed on their store systems. Any businesses acquired that have not adequately addressed these issues pose immediate operational and financial risks. We may incur significant costs to replace or upgrade equipment and software to ensure Year 2000 compliance. These costs could have a negative impact on our business, financial condition, results of operations or prospects.

     Additionally, we may experience significant Year 2000-related operating problems. These problems may include our inability to:

     - input floral orders into the system;

     - communicate electronically with our retail stores;

     - communicate with vendors;

     - conduct accounting and banking functions; and

     - manage the business effectively due to lack of information.

We may be materially adversely impacted by any of these problems.

OUR DIRECTORS AND EXECUTIVE OFFICERS HAVE LIMITED INDUSTRY EXPERIENCE

     Other than Kenneth Royer and Andrew Williams, none of our directors and executive officers have significant experience in the floral and gift industry. Our directors and executive officers may not ultimately be successful in the floral and gift industry. In addition, we believe that our success will depend to a significant extent upon the efforts and abilities of the management of companies that we acquire.

WE DEPEND HEAVILY ON OUR SENIOR MANAGEMENT


     We believe that our success will depend to a significant extent upon the efforts and abilities of our President and Chief Executive Officer, Gerald Geddis, our other executive officers and the senior management of the companies which we acquire. While we have entered into employment agreements with our executive officers and the senior management of some companies we have acquired, we cannot assure you that any of these individuals will remain with us throughout the term of the agreements or thereafter. We do not have "key person" life insurance policies covering any of our employees. We will likely also depend on the senior management of any significant business which we acquire in the future. If we lose the services of one or more of these key employees before we are able to attract qualified replacement personnel, our business could be adversely affected.


OUR SIGNIFICANT STOCKHOLDERS WILL BE IN A POSITION TO INFLUENCE CORPORATE ACTION



     As a result of its stock ownership and board representation, New River Capital Partners will be in a position to influence our corporate actions such as mergers or takeover attempts in a manner that could conflict with the interests of our other stockholders. New River Capital Partners will own 7,977,104 shares of common stock after the offering. Based on its ownership, New River Capital Partners will own approximately 19.1% of the common stock, assuming the underwriters do not exercise their over-allotment option. In addition, two of the six members of our board of directors are representatives of New River Capital Partners. In addition, our executive officers will own 4,188,380 shares of common stock, or approximately 8.8% of our common stock, following completion of this offering. Although there are no agreements or understandings between New River Capital Partners and our executive officers as to voting, if such parties voted in concert they would exert significant influence over us.


OUR STOCK PRICE MAY BE VOLATILE

     The market price for our common stock has been volatile and may be affected by a number of factors, including the announcement of acquisitions or other developments by us or our competitors, quarterly variations in our or other industry participants' results of operations, changes in earnings estimates or recommendations by securities analysts, developments in the floral and gift industry, sales of a substantial number of shares of our common stock in the public market, general market conditions, general economic conditions and other factors. Some of these factors may be beyond our control or may be unrelated to our results of operations or financial condition. Such factors may lead to further volatility in the market price of our common stock.

POSSIBLE DEPRESSING EFFECT OF SHARES ELIGIBLE FOR FUTURE SALE

     Sales of a large number of shares of our common stock in the market could cause a decrease in the market price of our common stock. The perception that these sales may occur also could depress the market price of our common stock. We issued approximately 28.1 million shares to Gerald Stevens Retail stockholders in the merger. These shares generally are eligible to be sold in the public market. In addition, we may sell additional shares of common stock as part of the purchase price for future acquisitions. Any actual sales or any perception that sales of a substantial number of shares may occur could adversely affect the market price of our common stock.

     Our officers and directors, New River Capital Partners and some of our other stockholders have agreed not to sell or otherwise dispose of any shares of common stock for a period of at least 90 days after the date of this prospectus without the prior written approval of Merrill Lynch, Pierce, Fenner & Smith Incorporated on behalf of the underwriters. See "Shares Eligible for Future Sale."

POSSIBLE DILUTION IN VALUE OF COMMON STOCK AND VOTING POWER

     If we issue additional shares of common stock, including shares that may be issued pursuant to option grants, earn-out arrangements and future acquisitions, purchasers of common stock may experience dilution in the net tangible book values per share of the common stock. In addition, because our stockholders do not have any preemptive right to purchase additional shares in the future, their voting power will be diluted by any issuance of shares.

                                USE OF PROCEEDS


     The net proceeds we receive from the sale of the 5,000,000 shares of common stock in this offering are estimated to be approximately $69.3 million at an assumed public offering price of $15.00 per share and after deducting the estimated underwriting discount and offering expenses that we will pay. If the underwriters exercise their over-allotment option in full, the net proceeds we receive will be approximately $79.8 million.



     We expect to use the net proceeds (1) to repay approximately $27.3 million of existing indebtedness under our revolving credit facility, any part of which is available to be reborrowed, (2) for Internet development and marketing costs,
(3) for acquisitions of businesses that are complementary to ours, (4) for development of information systems, (5) for store development and remodeling costs, and (6) for working capital. The approximate $27.3 million of indebtedness to be repaid consists of approximately $3.4 million at the base rate of our revolving credit facility, currently 7.75%, and approximately $23.9 million in LIBOR notes, at an average rate of 5.9%. Our notes mature at various dates from June 9, 1999 to June 23, 1999, and our current revolving credit facility expires in March 2000. This indebtedness has been incurred since March 1999 and has been used principally to finance our acquisition growth.


     Pending these uses, we intend to invest the net proceeds from this offering in short-term, investment-grade, interest-bearing securities.

                                DIVIDEND POLICY

     We have never paid dividends on our common stock and we do not anticipate paying cash dividends in the foreseeable future. We intend to retain future earnings to fund the development and growth of our business. Any payment of dividends in the future will be at the discretion of our board of directors and will be dependent upon our earnings, financial condition, capital requirements and other factors deemed relevant by our board of directors. Our credit facility also restricts our ability to pay dividends.

                            MARKET PRICE INFORMATION


     Our common stock began trading on the Nasdaq National Market under the symbol "GIFT" on May 3, 1999. Prior to that date, our common stock traded on the Nasdaq SmallCap Market under the symbol "FIIF" beginning on May 30, 1997. Prior to that date, our common stock traded in the "Over the Counter" or "Pink Sheet" market. The number of registered stockholders of our common stock on June 1, 1999 was approximately 1,350 based on information furnished by our transfer agent.


     The table below sets forth by quarter, for the fiscal years ended August 31, 1997 and 1998 and for the indicated quarterly periods in the current year, the high and low bid prices for our common stock as reported by Nasdaq. The quotations for the first three quarters of 1997 are based on the over-the-counter market quotations which reflect inter-dealer prices, without retail mark-up, mark-down or commissions, and may not represent actual transactions.


                                                               BID PRICES
                                                              -------------
                                                              HIGH      LOW
                                                              ----      ---
1997:
First quarter...............................................  $ 2 13/16 $ 1 15/16
Second quarter..............................................    3 7/16    2 3/8
Third quarter...............................................    3 3/16    2 3/8
Fourth quarter..............................................    3 7/8     3 1/8
1998:
First quarter...............................................  $ 5 7/8   $ 3 1/4
Second quarter..............................................    6 1/8     5 1/16
Third quarter...............................................    6         5
Fourth quarter..............................................    5 3/4     4 5/16
1999:
First quarter...............................................  $ 7       $ 4 1/8
Second quarter..............................................   20 3/8     6 7/8
Third quarter...............................................   17 3/4    13 5/16
Fourth quarter (through June 3).............................   16        15 3/8



     On June 3, 1999, the closing sale price of our common stock on the Nasdaq National Market was $16.00 per share. We urge you to obtain current market quotations for shares of our common stock.

                                 CAPITALIZATION

     The following table sets forth our unaudited capitalization as of February 28, 1999 (1) on a historical basis, (2) pro forma for the post-February 28, 1999 significant probable and completed acquisitions that are reflected in the Pro Forma Supplemental Consolidated Financial Statements included in this prospectus, and (3) pro forma as adjusted for the offering, including the application of the net proceeds therefrom as set forth in "Use of Proceeds." This table should be read in conjunction with the Pro Forma Supplemental Consolidated Financial Statements and our Supplemental Consolidated Financial Statements included elsewhere in the prospectus.


                                                                      FEBRUARY 28, 1999
                                                              ----------------------------------
                                                                                      PRO FORMA
                                                               ACTUAL    PRO FORMA   AS ADJUSTED
                                                              --------   ---------   -----------
                                                                    (DOLLARS IN THOUSANDS)
Cash and cash equivalents...................................  $  4,768   $  2,000      $ 60,790
                                                              ========   ========      ========
Debt:
  Current portion of long-term debt.........................  $     45   $    227      $    227
  Credit facility(1)........................................        --     10,554            --
  Long-term debt............................................     1,138         --            --
                                                              --------   --------      --------
     Total debt.............................................     1,183     10,781           227
                                                              --------   --------      --------
Stockholders' equity:
  Preferred stock, $10 par value, 600,000 shares authorized;
     no shares issued and outstanding.......................        --         --            --
  Common stock, $.01 par value, 250,000,000 shares
     authorized; 34,581,500 shares issued and outstanding,
     37,209,652 shares issued and outstanding pro forma, and
     42,209,652 shares issued and outstanding pro forma as
     adjusted(2)............................................       346        372           422
  Additional paid-in capital................................    65,482     90,776       160,070
  Retained earnings.........................................   (12,225)   (12,225)      (12,225)
  Treasury stock at cost....................................    (1,616)    (1,616)       (1,616)
                                                              --------   --------      --------
     Total stockholders' equity.............................    51,987     77,307       146,651
                                                              --------   --------      --------
          Total capitalization..............................  $ 53,170   $ 88,088      $146,878
                                                              ========   ========      ========


-------------------------


(1) As of June 2, 1999, total principal amounts outstanding under our revolving credit facility were approximately $27.3 million.


(2) Share amounts do not include (1) 2,301,699 shares issuable upon the exercise of outstanding options with exercise prices ranging from $.72 to $6.30 per share and a weighted average exercise price of $3.90 (on a pro forma and pro forma as adjusted basis, 2,461,669 shares issuable upon the exercise of outstanding options with exercise prices ranging from $.36 to $9.44 per share and a weighted average exercise price of $3.81 per share, (2) 885,500 shares reserved for issuance in connection with options that may be granted under our stock option plans (725,500 on a pro forma and pro forma as adjusted basis), (3) 239,948 shares issuable upon the exercise of outstanding warrants and (4) 750,000 shares of common stock issuable upon exercise of the underwriters' over-allotment option.

                SUPPLEMENTAL SELECTED HISTORICAL FINANCIAL DATA

     The supplemental selected historical financial data for Gerald Stevens presented below for each of the five years ended and as of August 31, 1994, 1995, 1996, 1997, and 1998 have been derived from the audited supplemental consolidated financial statements of Gerald Stevens. The supplemental selected historical financial data for the six month periods ended February 28, 1998 and 1999 for Gerald Stevens have been derived from the unaudited supplemental consolidated financial statements of Gerald Stevens. The data should be read in conjunction with the supplemental consolidated financial statements, related notes and management's discussion and analysis of financial condition and results of operations which are included elsewhere in this prospectus.

                                                                                                                 SIX MONTHS
                                                                                                                   ENDED
                                                                    YEAR ENDED AUGUST 31,                       FEBRUARY 28,
                                                   --------------------------------------------------------   ----------------
                                                    1994      1995     1996(1)(2)   1997(2)(3)   1998(2)(4)    1998    1999(5)
                                                   -------   -------   ----------   ----------   ----------   ------   -------
                                                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Total revenue....................................  $ 7,567   $ 8,449    $10,299      $11,609      $13,391     $8,194   $39,995
Gross profit.....................................    7,567     8,449     10,299       11,609       13,391      8,194    27,251
Expenses:
  Operating......................................       --        --         --           --           --         --    13,356
  Selling, general and administrative............    7,547     7,497      8,737        9,691       12,972      7,133    14,260
  Contract modification expense..................       --        --         --           --        3,495         --        --
  Merger related expense.........................       --        --         --           --           --         --     4,051
                                                   -------   -------    -------      -------      -------     ------   -------
Operating income (loss)..........................       20       952      1,562        1,918       (3,076)     1,061    (4,416)
Net income (loss)(1)(2)(3).......................  $  (311)  $   707    $ 2,262      $ 3,433      $(2,268)    $  718   $(6,457)
Earnings (loss) per share:
  Basic..........................................  $ (0.06)  $  0.12    $  0.38      $  0.43      $ (0.26)    $ 0.09   $ (0.21)
  Diluted........................................  $ (0.06)  $  0.12    $  0.35      $  0.39      $ (0.26)    $ 0.08   $ (0.21)
Weighted-average common and common equivalent
  shares outstanding:
  Basic..........................................    5,532     5,701      5,988        8,076        8,581      7,677    31,198
  Diluted........................................    5,532     5,872      6,375        8,715        8,581      8,714    31,198

                                                                            AUGUST 31,                        FEBRUARY 28,
                                                          -----------------------------------------------   ----------------
                                                           1994      1995      1996      1997      1998      1998     1999
                                                          -------   -------   -------   -------   -------   ------   -------
                                                                                    (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital (deficiency)............................  $(2,412)  $(1,398)  $   488   $ 1,116   $ 7,548   $  919   $ 1,093
Intangible assets.......................................    2,473     2,366     2,256     2,090     3,791    2,159    45,012
Total assets............................................    5,946     6,468     8,822    10,594    21,335   13,034    71,544
Long-term debt..........................................    3,142     3,034       334        80     2,018       80     1,138
Total liabilities.......................................    8,461     8,224     5,585     5,341     8,585    7,229    19,557
Stockholders' equity (deficit)..........................   (2,515)   (1,756)    3,237     5,253    12,750    5,805    51,987

-------------------------

(1) Net income in 1996 includes an extraordinary gain of $128 from the forgiveness of certain debt.
(2) Net income in 1996, 1997 and 1998 includes income tax benefits of $863, $637 and $682, respectively, primarily from the recognition of benefits related to net operating loss carry forwards. See Note 10 of the Notes to Supplemental Consolidated Financial Statements of Gerald Stevens.
(3) Net income in 1997 includes other income of $1,041 related to cash received from a court award. See Note 7 of the Notes to Supplemental Consolidated Financial Statements of Gerald Stevens.

(4) Operating income in 1998 includes a contract modification charge of $3,495.

(5) Operating income for the six month period ended 1999 includes a merger related expense of $4,051 and a non-cash compensation expense of $1,373 related to non-plan stock options.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

     On April 30, 1999, Gerald Stevens, Inc. ("Gerald Stevens"), formerly known as Florafax International, Inc. and Gerald Stevens Retail, Inc. ("Gerald Stevens Retail"), which was formerly known as Gerald Stevens, Inc., completed a merger accounted for as a pooling of interests. This Management's Discussion and Analysis of Financial Condition and Results of Operations gives retroactive effect to the merger, and reference is made to the supplemental financial statements of Gerald Stevens which are being filed as part of this prospectus. In the merger, Gerald Stevens issued 1.35 shares of its common stock for each share of Gerald Stevens Retail common stock outstanding at the effective time of the merger. In total, Gerald Stevens issued 28.1 million shares of its common stock to the stockholders of Gerald Stevens Retail and as a result, the stockholders of Gerald Stevens Retail now hold approximately 77.5% of Gerald Stevens' total outstanding shares of common stock.


     We are an integrated retailer and marketer of flowers, plants, and complementary gifts and decorative accessories. We currently operate the largest company-owned network of floral specialty retail stores in the United States, with 126 locations. We are building a national brand and transforming the retail floral industry by integrating our operations throughout the floral supply chain, from product sourcing to delivery, and by managing every interaction with the customer, from order generation to order fulfillment. We ultimately intend to provide all of our retail customers with a unique and enhanced shopping experience under the Gerald Stevens brand.


     Upon consummation of its merger with Gerald Stevens Retail, management redefined the manner in which it evaluates and reports the operating results of its newly combined business for internal purposes. In this regard, management has chosen to break down its component businesses into two segments: (1) the Retail Segment and (2) the Order Generation Segment. The Retail Segment will consist of all of our retail and import businesses and operations while the Order Generation Segment will consist of all non-retail order generation and fulfillment businesses and operations.

BUSINESS COMBINATIONS


     From October 1, 1998 through February 28, 1999, Gerald Stevens acquired 17 retail florist businesses, an Internet-based order generation business, and a floral import business for total consideration of $50.1 million, consisting of $27.1 million in cash and 6,185,179 shares of its common stock. During March 1999 and April 1999, Gerald Stevens acquired six retail florist businesses, a small order generation business and National Flora, a floral order generation business, for total consideration of $39.2 million, consisting of $26.2 million in cash and 2,144,876 shares of its common stock.

     The following table represents the total purchase price, the cash and stock portion of the purchase price, the number of shares issued and the share price for the business acquisitions discussed above. All of the acquisitions were accounted for under the purchase method of accounting, with results of operations included in Gerald Stevens' results from date of acquisition.


                                                                PURCHASE PRICE
                                                                ---------------                SHARE
COMPANY                                                 TOTAL    CASH    STOCK      SHARES     PRICE
-------                                                 -----   ------   ------   ----------   ------
                                                               (DOLLARS IN MILLIONS)
THROUGH FEBRUARY 28, 1999:
Royer's...............................................  $11.2   $ 6.3    $ 4.8     1,371,168   $ 3.52
Boesen................................................    5.2     2.5      2.7       757,423     3.52
Maple Lee.............................................    4.7     2.5      2.2       613,612     3.52
Dr. Delphinium........................................    3.1     0.9      2.2       631,658     3.52
Cactus................................................    3.0     1.8      1.2       341,053     3.52
AGA...................................................    2.9     1.5      1.5       417,079     3.52
Eastern...............................................    2.9     2.9       --            --      N/A
Martina's.............................................    1.9     1.2      0.8       221,685     3.52
Norton's..............................................    1.6     0.5      1.0       289,298     3.52
Fallon's..............................................    1.9     1.1      0.8       227,368     3.52
Jennie's..............................................    3.6     2.0      1.6       354,375     4.44
Other acquisitions....................................    8.1     3.8      4.3       960,460     4.44
                                                        -----   -----    -----    ----------
          Total.......................................   50.1    27.1     23.0     6,185,179
                                                        -----   -----    -----    ----------
MARCH AND APRIL 1999:
Phoebe's..............................................    2.8     2.2      0.6        98,765     6.30
National Flora........................................   19.7    10.0      9.8     1,552,500     6.30
Exotic Gardens and Kuhn...............................    6.2     5.6      0.6        49,236    12.59
Other Acquisitions....................................   10.4     8.5      2.0       444,375     4.44
                                                        -----   -----    -----    ----------
          Total.......................................   39.2    26.2     13.0     2,144,876
                                                        -----   -----    -----    ----------
          Total.......................................  $89.3   $53.3    $36.0     8,330,055
                                                        =====   =====    =====    ==========



     In May 1999, Gerald Stevens entered into an agreement to acquire Calyx & Corolla, Inc., a floral catalog and Internet business, for total consideration of approximately $14.3 million, consisting of approximately 934,000 shares of common stock and approximately 160,000 options to acquire shares of common stock with exercise prices ranging from $.36 per share to $9.44 per share. The acquisition is expected to be consummated in June 1999.



     The Gerald Stevens pro forma supplemental (as adjusted for the offering), goodwill related to acquired businesses at February 28, 1999 was approximately $84.3 million, which represents approximately 48.3% of our pro forma as adjusted total assets of approximately $174.6 million and approximately 57.5% of our pro forma as adjusted total stockholders equity of approximately $146.7 million. The $84.3 million of goodwill will result in an annual amortization expense of approximately $2.6 million, based upon the amortization of goodwill related to the acquisition of retail floral businesses over useful lives of 40 years, as well as the amortization of goodwill related to the acquisition of National Flora, an order generation business, and Calyx & Corolla, a floral catalog and Internet business, over useful lives of 20 years. Goodwill and related amortization are expected to increase principally as a result of future retail floral business acquisitions, and the amortization of goodwill and other intangible assets could adversely affect financial condition and results of operations. Gerald Stevens has considered various factors, including projected future cash flows, in determining the purchase prices of acquired retail floral businesses, and does not believe that any material portion of the goodwill related to any of these acquisitions will dissipate over a period shorter than 40 years. However, earnings in future years could be significantly adversely affected if management later determines either that the remaining balance of goodwill is impaired or that a shorter amortization period is applicable.

RESULTS OF OPERATIONS

  Six Months Ended February 28, 1999 Compared to Six Months Ended February 28, 1998

     The table below presents the results of operations through operating income
(loss) of Gerald Stevens' Retail and Order Generation segments and Corporate Overhead for the six month periods ended February 28, 1999 and 1998. The Retail Segment results include the post-acquisition operating results of the 17 retail florist businesses and one import business acquired by Gerald Stevens during the six month period ended February 28, 1999. The Order Generation Segment results include the operating results of our historical wire service, credit and charge card processing, and The Flower Club business units, in addition to the activities of Gerald Stevens' newly formed Internet-based order generation business unit. Prior to the acquisition of its initial retail florist and import businesses on October 1, 1998, Gerald Stevens operated in only the Order Generation Segment.

                                           SIX MONTHS ENDED FEBRUARY 28, 1999           SIX MONTHS ENDED FEBRUARY 28, 1998
                                       ------------------------------------------    -----------------------------------------
                                                   ORDER      CORPORATE                          ORDER      CORPORATE
                                       RETAIL    GENERATION   OVERHEAD     TOTAL     RETAIL    GENERATION   OVERHEAD    TOTAL
                                       -------   ----------   ---------   -------    -------   ----------   ---------   ------
                                                                       (DOLLARS IN THOUSANDS)
Revenue:
  Product sales, net.................  $28,373     $   --      $    --    $28,373    $    --     $   --      $    --    $   --
  Service and other revenue..........    2,736      8,886           --     11,622         --      8,194           --     8,194
                                       -------     ------      -------    -------    -------     ------      -------    ------
                                        31,109      8,886           --     39,995         --      8,194           --     8,194
                                       -------     ------      -------    -------    -------     ------      -------    ------
Operating costs and expenses:
  Cost of product sales..............   12,744         --           --     12,744         --         --           --        --
  Operating..........................   13,356         --           --     13,356         --         --           --        --
  Selling, general and
    administrative...................    2,619      7,352        4,289     14,260         --      6,830          303     7,133
  Merger expenses....................       --         --        4,051      4,051         --         --           --        --
                                       -------     ------      -------    -------    -------     ------      -------    ------
                                        28,719      7,352        8,340     44,411         --      6,830          303     7,133
                                       -------     ------      -------    -------    -------     ------      -------    ------
        Operating income (loss)......  $ 2,390     $1,534      $(8,340)   $(4,416)   $    --     $1,364      $  (303)   $1,061
                                       =======     ======      =======    =======    =======     ======      =======    ======


     Retail Segment. Product sales in the retail segment for the six months ended February 28, 1999 include sales of floral and gift products at retail businesses of $23.4 million and sales of floral product by Gerald Stevens' import business of $5.0 million. Service and other revenue in the retail segment consists principally of delivery and other service fees charged to customers and commissions on orders transmitted to and fulfilled by other retail florists.



     Cost of product sales in the retail segment for the six months ended February 28, 1999 include cost of products sold at retail businesses of $8.9 million and cost of products sold at Gerald Stevens' import business of $3.8 million. Gross margins on product sales and gross margins on total revenue at retail businesses averaged 61.8% and 65.8%, respectively, during the period. Gross margins on product sales at Gerald Stevens' import business averaged 23.7% during the period.



     Operating expenses in the retail segment for the six months ended February 28, 1999 include expenses at retail businesses of $12.7 million and expenses at Gerald Stevens' import business of $0.6 million. Operating expenses are comprised of salaries and benefit expenses of $9.9 million, occupancy expenses of $2.0 million, vehicle expenses of $0.7 million, depreciation and amortization expenses of $0.8 million, and other expenses of $20,000.



     Selling, general and administrative expenses in the retail segment for the six months ended February 28, 1999 include expenses at retail businesses of $2.4 million and expenses at Gerald Stevens' import business of $193,000, and consist primarily of advertising expense, commissions paid on orders transmitted from third parties, and legal and accounting expenses.

     Order Generation Segment. Total revenue in the order generation segment for the six months ended February 28, 1999 increased by $0.7 million, or 8.4%, to $8.9 million, compared to the same period in 1998. Service and other revenue in the order generation segment consists of floral order processing, member dues and fees, directory and advertising fees and charge card processing. Floral order revenue increased by $317,000, or 6.3%, to $5.3 million due primarily to an increase in The Flower Club revenue, as well as an increase in store-to-store revenue. Member dues and fees increased by $106,000, or 7.8%, to $1.5 million due primarily to an increase in member florists and an increase in dues. Publication and advertising fees increased by $230,000, or 27.9%, to $1.1 million due to the publication of a new selection guide. New selection guides are published approximately every three years. Credit card processing and other revenue increased by $39,000, or 4.0%, to $1.0 million, with gross dollars processed increasing and margins remaining relatively constant with the prior year period. The credit card processing industry continues to be extremely competitive with increasing costs from card issuers and demands by larger customers for lower discount rates. Gerald Stevens continues to adjust the pricing of its products to remain competitive in the market. Gerald Stevens' response to the increased competition could lead to lower margins in the future.



     Total selling, general and administrative expenses in the order generation segment for the six months ended February 28, 1999 increased by $0.5 million, or 7.6%, to $7.4 million, compared to the same period in 1998. The expense increase is due in part to start-up costs of $219,000 incurred in connection with Gerald Stevens' newly formed Internet-based order generation business unit and an increase in depreciation and amortization expenses of $149,000 related to new computer and telephone equipment and an increase in intangible assets purchased in the Marketing Projects, Inc. ("MPI") transaction, as more fully described later in the section entitled "MPI Agreement."



     Corporate Overhead. Total Corporate Overhead selling, general and administrative expenses for the six months ended February 28, 1999 increased to $4.3 million from $303,000 in the same period in 1998 due primarily to corporate overhead expenses of $2.6 million incurred by the Gerald Stevens Retail organization and non-cash compensation expense of $1.4 million recorded in connection with the vesting of certain non-plan stock options. The non-plan stock options are fully vested and will cause no further compensation expense to be recorded in future periods. Gerald Stevens plans to expand its business over the next several years, largely through the acquisition of retail florist businesses. Gerald Stevens expects Corporate Overhead expenses to increase significantly over this time period, due principally to integration costs planned to be incurred in connection with the development and implementation of centralized operational and financial systems and the establishment of the Gerald Stevens brand name. See "Liquidity and Capital Resources."



     Merger Expenses. During the six months ended February 28, 1999, Gerald Stevens incurred a total of $4.1 million in investment banking, accounting, and legal costs in connection with its merger with Gerald Stevens Retail. In accordance with the accounting rules governing business combinations accounted for as a pooling of interests, all merger-related costs were recognized as an expense during the period in which they were incurred.



     Operating Income (Loss). Our operating loss during the six months ended February 28, 1999 was $(4.4 million) compared to operating income of $1.1 million during the six months ended February 28, 1998. The primary causes of the 1999 operating loss were the merger expenses of $4.1 million and the non-cash compensation expense recorded in connection with the vesting of non-plan stock options of $1.4 million.



     Income Taxes. The provision for income taxes for the six months ended February 28, 1999 was $2.1 million compared to $424,000 during the same period in 1998. The increase in income tax expense was due principally to an increase in the deferred tax asset valuation allowance of $1.4 million for net operating losses and basis differences in assets which, because of the uncertainty associated with our near-term future combined operating results, now requires the valuation allowance.

     Gerald Stevens' future effective tax rate will depend on various factors including the mix between state taxable income or losses, amounts of nondeductible goodwill, and the timing of adjustments to the valuation allowance on our net deferred tax assets.


     Net Income. As a result of the above factors, net loss for the six months ended February 28, 1999 was $(6.5 million) compared to net income of $0.7 million for the same period in 1998.


  Year Ended August 31, 1998 Compared to Year Ended August 31, 1997


     Revenue. Total revenue for fiscal 1998 increased by $1.8 million, or 15.4%, to $13.4 million compared to $11.6 million during fiscal 1997.



     Net revenue from member dues and fees during fiscal 1998 increased by $386,000, or 16.1%, to $2.8 million compared to 1997. During fiscal 1998, Gerald Stevens continued to experience an increase in its dues-paying floral members. Dues-paying floral members at August 31, 1998 totaled approximately 5,200 compared to 4,850 at August 31, 1997. Management believes that the increased number of orders Gerald Stevens provided to its members assisted Gerald Stevens in retaining its existing member florists and adding new member florists.



     Floral order processing revenue continued to grow during fiscal 1998, increasing by $1.0 million, or 16.7%, to $7.2 million compared to fiscal 1997. The increase is due primarily to orders generated by The Flower Club. In addition to the growth of The Flower Club revenue, Gerald Stevens also experienced an increase in its florist shop-to-shop orders, Talking Bouquet revenue and gift basket revenue during fiscal 1998 compared to fiscal 1997.



     Directory fees and advertising revenue during fiscal 1998 increased by $71,000, or 5.1%, to $1.5 million compared to fiscal 1997 due to moderate increases in both advertising and directory fees.



     Net revenue from charge card processing increased by $204,000, or 12.6%, to $1.8 million during fiscal 1998 compared to fiscal 1997. The fiscal 1998 increase is attributable to an increase in dollar volumes processed. During fiscal 1998, gross dollars processed were $392.0 million compared to $318.0 million in fiscal 1997.


     Other revenue for fiscal 1998 increased by $94,000 to $126,000 compared to fiscal 1997.


     Selling, General and Administrative Expenses. Total selling, general and administrative expenses for fiscal 1998 increased by $3.3 million, or 33.9%, to $13.0 million compared to the same period in fiscal 1997.



     General and administrative expenses in fiscal 1998 increased by $2.3 million, or 39.9%, to $8.2 million compared to fiscal 1997. The increase was due primarily to start-up expenses of approximately $1.6 million incurred in connection with Gerald Stevens' expansion into the retail distribution segment of the floral industry, consisting principally of audit, consulting, legal and compensation costs. These start-up expenses include a write-off of $0.5 million related to Gerald Stevens' acquisition of the assets of International Floral Network, Inc., a business whose acquired assets consisted solely of rights to acquire 33 retail florist businesses under non-binding letters of intent with the owners of those businesses, and approximately $0.5 million of costs reimbursed to SB Management Corp., a corporation controlled and managed by two directors of Gerald Stevens. To a lesser extent, salary and telephone cost increases related to The Flower Club's higher volume were also responsible for the overall general and administrative expense increase.

     Selling, advertising and promotion expense in fiscal 1998 increased by $0.8 million, or 22.5%, to $4.4 million compared to fiscal 1997. The increase was comprised of two main components. First, Gerald Stevens established its own marketing department to interface with current partners of The Flower Club, as well as prospect for new partners. Second, Gerald Stevens introduced several new marketing campaigns during fiscal 1998, which caused a significant increase in the cost of marketing materials. Conversely, Gerald Stevens experienced a decline in commissions paid to MPI, an independent marketing firm which had been Gerald Stevens' primary source of marketing until the third quarter of fiscal 1998, at which time Gerald Stevens modified its contract with this firm, thereby eliminating the commissions.



     Depreciation and amortization expenses increased during fiscal 1998 by $142,000, or 54.4%, to $403,000 compared to 1997. During fiscal 1997 and 1998,
Gerald Stevens expanded its facilities as well as purchased new computer and telephone equipment, thereby causing an increase in depreciation. In addition, the contract modification agreement entered into in fiscal 1998 with MPI caused Gerald Stevens to record an intangible asset related to marketing techniques, as well as a noncompete agreement. The amortization of these intangible assets increased amortization expense in fiscal 1998.



     Contract Modification Charge. During fiscal 1998, Gerald Stevens paid $3.5 million to MPI to modify a servicing agreement with MPI. Prior to modifying this servicing agreement, MPI acted as an agent that interfaced with The Flower Club's corporate customers. By modifying the servicing agreement, Gerald Stevens began interfacing with the corporate customers directly, thereby strengthening these relationships. See "-- MPI Agreement."



     Operating Income (Loss). Our operating loss during the year ended August 31, 1998 was $(3.1 million) compared to operating income of $1.9 million during the year ended August 31, 1997. The primary causes of the fiscal 1998 operating loss were the contract modification charge of $3.5 million and start-up expenses of $1.6 million incurred in connection with our expansion into the retail distribution segment of the floral industry.



     Other Income (Expense). Other income (expense) for the year ended August 31, 1997 totalled $0.8 million and consisted of a gain, net of related legal fees, of $1.0 million recognized in connection with the resolution of a 1990 lawsuit, offset by charges of $222,000 related to consulting agreement and contingency reserve write-offs.



     Income Taxes. During fiscal 1998, Gerald Stevens recognized a net deferred income tax benefit of $0.7 million due to the utilization of net operating loss carryforwards. During fiscal 1997, Gerald Stevens recognized a net income tax benefit of $0.5 million. The benefit consisted of a deferred income tax benefit of $0.6 million from the utilization of net operating loss carryforwards and a current income tax expense of $118,000.



     Net Income. Net income declined from $3.4 million in fiscal 1997 to a net loss of $(2.3 million) in fiscal 1998, due primarily to two reasons. First, start-up expenses related to Gerald Stevens' expansion into the retail distribution segment of the floral industry of $1.6 million were incurred during fiscal 1998. Second, Gerald Stevens recorded $3.5 million as a contract modification expense related to the MPI transaction during fiscal 1998. Additionally, in fiscal 1997 Gerald Stevens recorded other income of $0.8 million resulting primarily from litigation proceeds.


  Year Ended August 31, 1997 Compared to Year Ended August 31, 1996


     Revenue. Total revenue for fiscal 1997 increased by $1.3 million, or 12.7%, to $11.6 million compared to fiscal 1996.

     Net revenue from member dues and fees during fiscal 1997 increased by $379,000, or 18.8%, to $2.4 million compared to 1996. During fiscal 1997, Gerald Stevens continued to experience an increase in its dues-paying floral members. Dues-paying members at August 31, 1997 totaled approximately 4,850 compared to 4,300 at August 31, 1996. Management believes that the increased number of orders that Gerald Stevens was providing to its members has assisted Gerald Stevens in retaining its existing member florists and adding new member florists.



     Floral order processing revenue during fiscal 1997 increased by $0.6 million, or 10.4%, to $6.2 million compared to fiscal 1996. The increase is due primarily to orders generated by The Flower Club.



     Directory and advertising fees increased by $127,000, or 9.9%, to $1.4 million in fiscal 1997 compared to fiscal 1996 as a result of growth in membership during fiscal 1997.



     Net revenue from charge card processing increased by $240,000, or 17.4%, to $1.6 million during fiscal 1997 compared to fiscal 1996. The increase during fiscal 1997 is attributable to an increase in dollar volumes processed. During fiscal 1997 gross dollars processed were $318.0 million compared to $261.0 million in 1996. During fiscal 1997 Gerald Stevens did not experience a significant increase in cost from the credit card companies. However, as in the past few years, Gerald Stevens lowered the discount rate charged to certain customers to remain competitive.


     Other revenue for fiscal 1997 decreased $14,000 to $32,000 compared to fiscal 1996.


     Selling, General and Administrative Expenses. Total selling, general and administrative expenses for fiscal 1997 increased by $1.0 million, or 10.9%, to $9.7 million compared to fiscal 1996.



     General and administrative expenses increased by $0.5 million, or 9.5%, to $5.8 million in fiscal 1997 compared to 1996. The main component of this increase was in salaries and wages, which increased due to an increase in phone operators needed to handle The Flower Club's increased volume, as well as general wage increases necessary to remain competitive in the job market. In addition to greater labor costs, there was also an increase in building rent necessary to accommodate the additional telephone operators.



     Selling and advertising expenses increased by $0.6 million, or 19.3%, to $3.6 million in fiscal 1997 compared to fiscal 1996. The primary cause for this increase are the marketing expenses associated with generating and maintaining The Flower Club order volume. The Flower Club expenses included in selling expenses are commissions paid to MPI, an outside marketing firm, printing costs for marketing pieces provided to The Flower Club members, and certain promotional floral arrangements. In addition to The Flower Club related expense increases, in fiscal 1997 Gerald Stevens also incurred increased costs in sales salaries and commissions.



     Depreciation and amortization expenses decreased by $132,000, or 33.6%, to $261,000 in fiscal 1997 compared to fiscal 1996 primarily due to the write-off of an intangible asset related to the start-up of The Flower Club which was previously being amortized.



     Other Income (Expense). Other income (expense) for the year ended August 31, 1997 totalled $0.8 million and consisted of a gain, net of related legal fees, of $1.0 million recognized in connection with the resolution of a 1990 lawsuit, offset by charges of $222,000 related to consulting agreement and contingency reserve write-offs.



     Income Taxes. During fiscal 1997, Gerald Stevens recognized a net income tax benefit of $0.5 million. The benefit consisted of a deferred income tax benefit of $0.6 million from the utilization of net operating loss carryforwards and a current income tax expense of $118,000. Gerald Stevens recognized a net income tax benefit in fiscal 1996 of $0.8 million consisting of a deferred income tax benefit of $0.9 million related to the reduction of a valuation allowance established in prior years and a current provision for federal alternative minimum taxes of $46,000.

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     Net Income.  As a result of the above factors net income for fiscal 1997 was $3.4 million compared to $2.3 million for fiscal 1996.


LIQUIDITY AND CAPITAL RESOURCES

     Prior to October 1, 1998, operating cash flow has been generated primarily from processing floral orders and charge card transactions for Gerald Stevens' member florists, as well as collecting dues, fees and directory advertising from the members. Charge card processing generally allows Gerald Stevens to collect funds from the charge card issuer prior to settlement with the member florist. Historically, operating cash flow benefited significantly from orders generated by The Flower Club. Because all orders of The Flower Club are paid for by credit cards, Gerald Stevens receives a significant portion of the money from these orders within days after processing the transaction.


     During the years ended August 31, 1998, 1997, and 1996, Gerald Stevens generated the majority of the cash necessary to operate and expand its business from operations, due principally to the growth in The Flower Club orders during these years. For the three years ended August 31, 1998, cash flow from operating activities totalled $3.8 million, inclusive of the unfavorable impact of $3.5 million paid to MPI in fiscal 1998 under the terms of a contract modification agreement and the favorable impact of $1.0 million received in connection with the settlement of a lawsuit in fiscal 1997. Capital expenditures during the three years ended August 31, 1998 totalled $2.4 million and related principally to the purchase of the land and building which were previously leased as the Company's corporate headquarters and other facility and equipment expansion costs.



     During fiscal 1997 and 1996, Gerald Stevens retired substantially all of its existing long-term debt, with outstanding borrowings reduced by a total of $0.8 million for these years.



     During fiscal 1998 and 1997, Gerald Stevens repurchased 519,975 shares of treasury stock at a total cost of $1.6 million. Additionally, during the three years ended August 31, 1998, Gerald Stevens issued a total of 584,000 shares of common stock and received total proceeds of $95,000 in connection with the exercise of stock options and warrants.



     In August 1998, in connection with the initial capitalization of Gerald Stevens Retail, a total of 12,863,290 shares of common stock were issued to various founding shareholders for total consideration of $9.3 million. In August 1998, Gerald Stevens also paid $1.5 million in cash and issued 641,997 shares of its common stock in connection with the acquisition of International Floral Network, Inc., a business whose acquired assets consisted solely of rights to acquire 33 retail florist businesses under non-binding letters of intent with the owners of those businesses. Additionally, a total of 224,000 shares of common stock were issued for total consideration of $275,000 in connection with the exercise of stock options and warrants during the six months ended February 28, 1999.



     During the six months ended February 28, 1999, Gerald Stevens used a total of $0.5 million of cash in operating activities, as it expanded its business operations into the retail distribution segment of the floral industry compared to cash provided by operating activities of $1.7 million for the six months ended February 28, 1998. The cash portion of the purchase prices for all acquisitions completed by Gerald Stevens during the six month period ended February 28, 1999, net of cash acquired, aggregated $25.6 million, as more fully described in the preceding section entitled "Business Combinations". Capital expenditures during the six month period totalled $1.4 million and primarily included the costs of building one new retail hub store and equipment purchases at existing retail stores.



     During the six months ended February 28, 1999, Gerald Stevens issued 6,217,537 shares of its common stock in private placement transactions for consideration of $21.1 million, net of underwriting fees and expenses.

     In September 1998, Gerald Stevens Retail entered into a revolving credit agreement with a bank in which the bank agreed to loan Gerald Stevens Retail up to $20.0 million for a term of 18 months. In February 1999, the credit agreement was amended to increase the line of credit to $40.0 million. Borrowings under the credit agreement bear interest at either the Eurodollar market rate plus a percentage ranging from 100 to 225 basis points depending on the consolidated leverage ratio for the preceding quarter, or at Gerald Stevens Retail's option, a base rate equal to the higher of the federal funds rate plus 0.5% or the prime rate. At February 28, 1999, Gerald Stevens Retail had no indebtedness from borrowings under this credit facility.



     In February 1999, Gerald Stevens Retail and its primary lender also agreed to the terms and conditions of an arrangement whereby the bank will act as the sole and exclusive agent and lead arranger for a $50.0 million to $75.0 million syndicated bank credit facility on a best efforts basis and also offer its commitment to lend up to $15.0 million of the facility. Toward this end, Gerald Stevens Retail and its primary lender expect to amend and restate their existing $40.0 million revolving credit agreement. Gerald Stevens, the parent of Gerald Stevens Retail, will agree to guarantee payment of all obligations under the amended and restated agreement. Gerald Stevens has terminated its existing $5.0 million bank credit agreement.



     The amended and restated credit agreement will provide for borrowings over a term of 36 months which will bear interest at either the Eurodollar market rate plus a percentage ranging from 125 to 250 basis points, depending on the consolidated leverage ratio for the previous quarter, or at Gerald Stevens option, at a base rate equal to the sum of the higher of the federal funds rate plus 0.5% or the prime rate plus a percentage ranging from 0 to 100 basis points depending on the consolidated leverage ratio for the previous quarter. The line of credit will be used to finance business acquisitions and capital expenditures and to provide working capital for general corporate purposes. Gerald Stevens' effective Eurodollar borrowing rate and its base rate as of June 2, 1999 are 6.19% and 7.75%, respectively. Outstanding borrowings under the current credit facility at June 2, 1999 were $27.3 million.



     Borrowings under the amended and restated credit agreement will be secured by all Gerald Stevens' current and future assets, including a pledge of the stock of each business that is acquired by Gerald Stevens. The credit agreement will contain covenants requiring bank approval of certain business acquisitions, and the maintenance of agreed upon financial ratios, as more specifically described in the following paragraphs.



     In the event that Gerald Stevens' consolidated leverage ratio is greater than 1.5 to 1.0 (or, assuming the offering is completed, 2.0 to 1.0), and the cash portion of the cost of a business acquisition exceeds $3.0 million, certain acquisition specific covenants are applicable. These covenants include, among other things, the requirement that at least 35.0% of the cost of an acquisition be paid for in the form of common stock, that the proceeds of loans used to pay the cost of an acquisition cannot exceed three times the acquired company's earnings before interest, taxes, depreciation and amortization, and that the lender be provided certain financial information and give consent to the acquisition.



     The amended and restated credit agreement will also require Gerald Stevens to maintain financial ratios which limit total debt and capital expenditures. Consolidated debt cannot exceed earnings before interest, taxes, depreciation and amortization by a ratio of 2.75 to 1.00 (3.00 to 1.00 on or prior to August 31, 1999) or exceed consolidated shareholders' equity. In addition, the ratio of EBIT plus lease payments to the sum of interest expense, current maturities of debt, cash income taxes and lease payments must not be less than 1.10 to 1.00 prior to December 31, 2000 and 1.25 to 1.00 thereafter. Assuming the offering is completed, capital expenditures in any fiscal year cannot exceed $22.0 million for the fiscal year ending 1999, $42.0 million for the fiscal year ending 2000, $50.0 million for the fiscal year ending 2001 and $52.0 million for the fiscal year ending 2002.



     Gerald Stevens is currently in discussions with a number of financial institutions regarding their participation in the syndicated bank credit facility. Gerald Stevens anticipates that, assuming there are not material adverse changes or material disruption of conditions in the financial, banking or capital markets, its credit facility syndication can be completed and its borrowing limits increased from $40.0 million to approximately $50.0 million to $75.0 million by July 1999.



     Gerald Stevens intends to implement its business strategy largely by the acquisition of retail florist and other florist related businesses throughout the country. Upon acquisition, Gerald Stevens expects to incur significant expenditures to remodel and retrofit some of its acquired stores to be consistent with the Gerald Stevens store format. Additionally, Gerald Stevens plans to fill out regional markets by constructing a number of new hub or satellite stores. To facilitate its high rate of planned growth and to effectively integrate business activities and processes, Gerald Stevens expects to incur substantial computer and communication costs in the future. Over the next two to three years, we expect to spend approximately $10.0 million for remodeling and retrofitting acquired stores, $50.0 million for construction of new stores and $15.0 million on information systems.



     Gerald Stevens also expects to incur significant expenditures over the next several years, in connection with the development and marketing of its newly formed Internet based order generation business unit and the establishment of the Gerald Stevens brand name. In this regard, Gerald Stevens plans to incur approximately $20.0 million of advertising costs during the remainder of fiscal 1999 and fiscal 2000. The Internet based floral order generation industry is highly competitive and there can be no assurance that Gerald Stevens' new Internet based business unit will be successful in achieving sufficient market share to enable it to operate on a profitable basis.


     Gerald Stevens intends to finance the costs of its business acquisitions and capital expenditures with a combination of debt and equity capital, including the net proceeds from the sale of the shares of common stock in the offering as well as cash generated from internal operations. Specifically, it expects to finance the cost of future business acquisitions by paying cash and issuing shares of common stock to the sellers of these businesses in reasonably equal values. In addition to increasing its line of credit, Gerald Stevens also plans to offer for sale, in either private placements or public offerings, shares of its common stock as circumstances and market conditions dictate.

     Gerald Stevens believes that its existing credit facilities, in addition to the net proceeds from the offering, will provide adequate capital to meet its ongoing cash requirements over the next 12 months. Gerald Stevens also believes that it will be successful in raising additional debt and equity capital in the future, including but not limited to increasing its credit facility from $40.0 million to $50.0-$75.0 million. However, Gerald Stevens cannot provide assurance that temporary or long-term adverse changes in global capital markets will not interrupt or curtail its growth plans.

MPI AGREEMENT


     Prior to May 1, 1998, under the terms of an existing joint marketing service agreement, Gerald Stevens was required to pay MPI commissions equaling 8.0% of floral orders generated from marketing partners solicited by MPI. During the years ended August 31, 1998, 1997 and 1996 Gerald Stevens recorded commissions expense of $1.1 million, $1.5 million and $1.2 million relative to the agreement.


     Effective May 1, 1998, Gerald Stevens entered into an agreement with MPI that (1) modified the rights and obligations of both parties under the existing joint marketing servicing agreement and (2) provided for the acquisition of MPI's proprietary marketing systems by Gerald Stevens. Also on

May 1, 1998, Gerald Stevens entered into a non-compete and non-disclosure agreement with MPI and the principal employees of MPI. Total consideration of $3.7 million was paid to MPI at the time of closing and Gerald Stevens is further obligated to pay up to $125,000 in cash in each of the following eight fiscal quarters, contingent upon the attainment of quarterly revenue targets.


     Of total consideration paid, $150,000 has been allocated to the purchase of MPI's proprietary marketing systems and $100,000 has been allocated to the non-compete agreement, with amortization provided over useful lives of 1 and 2 years, respectively. These assets, net of accumulated amortization, are included in intangible assets in Gerald Stevens' consolidated balance sheet.


     As a result of the contract modification, Gerald Stevens is no longer obligated to pay commissions to MPI on future floral orders generated from marketing partners solicited by MPI prior to May 1, 1998. Additionally, the Company's obligations to support such marketing partners has not been substantially increased. As the Company believes that its future revenue stream from these marketing partner arrangements will be unaffected by the contract modifications, Gerald Stevens determined that the remainder of the consideration paid to MPI has no benefit to future periods and should be expensed at the date of the contract modification. Accordingly, $3.5 million of the total consideration paid has been recognized as a contract modification expense during year ended August 31, 1998.


     Gerald Stevens will expense all quarterly contingent payments to the extent and at the time they become earned. During the year ended August 31, 1998 and the six month period ended February 28, 1999, contingent payments of $125,000 and $250,000, respectively, were earned, paid, and included within selling, advertising, and promotion expenses.

YEAR 2000 ISSUE

     Gerald Stevens has developed a Year 2000 compliance plan and completed a preliminary assessment of Year 2000 issues, risks, and exposures. Gerald Stevens and every business acquired by Gerald Stevens to date has Year 2000 issues in various stages of investigation and resolution. The unresolved issues typically relate to a network-based order entry system, telephone systems and switches, voicemail systems, store server hardware and operating systems, and the business software installed on these store systems.

     Gerald Stevens operates a network based order entry system. The manufacturers operating system software is Year 2000 compliant. However, not all internally developed software applications have been modified to be Year 2000 compliant. Gerald Stevens is in the process of modifying its internally developed software applications and expects to complete the modifications no later than June 30, 1999. These internal programs are being modified by current employees and, as a result, the cost of these modifications is not expected to be material.

     Gerald Stevens operates a telephone system which is integrated with the order entry system discussed in the preceding paragraph. Gerald Stevens recently learned that a primary component of this system will need to be upgraded or replaced to be Year 2000 compliant. Gerald Stevens is in the process of evaluating whether to upgrade or replace this component. Regardless of which option is selected by Gerald Stevens, this component is expected to be operational no later than July 31, 1999.

     Gerald Stevens has reviewed the telephone switch hardware and software for each acquired business. Year 2000 certified hardware and software upgrades are available from the switch vendors for all currently acquired telephone systems. Several of the switches have already been replaced or upgraded. The remaining non-compliant equipment will be upgraded by the third quarter 1999. Gerald Stevens has acquired certification letters from each affected telephone switch and software

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

vendor. Gerald Stevens believes it has taken appropriate and reasonable steps to mitigate Year 2000 risk to its acquired telephone systems.

     Gerald Stevens has reviewed the business-computing environment for each acquired business. This typically consists of a UNIX server and several dumb terminals used for point-of-sale and back office functions. Gerald Stevens is currently upgrading all servers to the Year 2000 certified version of SCO UNIX. Where necessary, the UNIX server hardware is being replaced to ensure Year 2000 compliance. These upgrades are expected to be complete by the third quarter of 1999.

     Some of the businesses acquired by Gerald Stevens use commercially available retail florist software that is not currently Year 2000 compliant. Gerald Stevens has received written notification from their software vendors that a software release that fixes all known Year 2000 problems will be delivered to Gerald Stevens' affected retail florists during calendar year 1999 at no cost. Gerald Stevens plans to test the new software releases immediately upon receipt from the vendors. Additionally, Gerald Stevens has developed a contingency plan, which includes the replacement of any non-compliant retail florist software with fully compliant software that is being used today by one of Gerald Stevens' other retail florist businesses.

     The impact of failure due to Year 2000 problems depends on the technology affected. In the event that the telephone systems failed, the store would be unable to take or fulfill telephone orders. This would have a substantial impact on the store's ability to conduct business. To mitigate this risk, Gerald Stevens has contracted with a third-party provider who has an inventory of Year 2000 compliant telephone switches, and who could replace the affected equipment with a new telephone switch and software within 72 hours. While this would increase Gerald Stevens' costs, it would minimize any loss of sales resulting from the failure.

     In the event the computer hardware failed in the store, it would impact the ability of the store to make computer-supported transactions, including point-of-sale, ordering, and receipt transactions. This would have a substantial impact on the store's ability to conduct business. To mitigate this risk, Gerald Stevens will acquire Year 2000 compliant computing platforms to deploy if necessary to any affected location. While this would increase company costs, it would minimize any loss of sales resulting from the failure.

     In the event that the network based order entry system failed, automated processing of floral orders would be prevented. Should this occur, Gerald Stevens would be forced to process incoming orders manually until such time that the failure could be corrected. While this would significantly increase operating costs, loss of sales resulting from the failure would be minimized.

     Gerald Stevens is currently conducting a review of significant third parties that support any critical aspect of its business. Currently, all of Gerald Stevens' significant software and hardware providers have indicated, either orally or in writing, that they are, or expect to be, Year 2000 compliant. Gerald Stevens is in the process of implementing each of these providers' Year 2000 compliant products and expects to complete this implementation by the third quarter of 1999. In addition, Gerald Stevens has received confirmation from approximately 20% of its third-party trading partners, support organizations and suppliers that they are Year 2000 compliant. IBM is currently conducting a Year 2000 project for Gerald Stevens which will allow Gerald Stevens to complete its Year 2000 compliance check of these third parties by the end of May 1999. Gerald Stevens will continue this review, but expects no significant Year 2000 issues to be discovered with its critical third-party business partners.

     Gerald Stevens plans to conduct a full Year 2000 exposure review of all future 1999 acquisition target companies prior to consummating the acquisition.

     The current estimate for expenditures related to investigating and resolving Year 2000 issues within Gerald Stevens is $1.5 million. Based on its preliminary assessment of Gerald Stevens' Year

2000 issues and considering its primary and contingency plans, Gerald Stevens' management does not expect Year 2000 issues to have a material impact on its business, operations, or its financial condition or results of operations.

INFLATION

     Gerald Stevens anticipates that its business will be affected by general economic trends. Because some of Gerald Stevens' inventory is grown in countries other than the United States, economic conditions in those countries could affect the cost of product purchases. During the past year, Gerald Stevens has not experienced noticeable effects of inflation and believes that cost increases due to inflation should be able to be passed on to its customers.

SEASONALITY

     The floral industry is seasonal in that revenue is much greater during holidays such as Thanksgiving, Christmas, Valentine's Day and Mother's Day. Conversely, during the summer months, floral retailers tend to experience a decline in revenue. In addition, the floral industry in general may be affected by economic conditions and other factors, including floral promotions, competition and the climate in key flower-growing regions.

RECENT ACCOUNTING PRONOUNCEMENTS

     Earnings Per Share -- In February 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 128, Earnings Per Share, which is effective for years ending after December 15, 1997. As a result, Gerald Stevens was required to change the method used to compute earnings per share and to restate all prior periods. Under the new requirements, primary earnings per share is replaced with basic earnings per share which excludes the dilutive effect of stock options and other common stock equivalents.

     Comprehensive Income -- In June 1997, the FASB issued SFAS No. 130, Reporting Comprehensive Income. The Statement requires that total comprehensive income and comprehensive income per share be disclosed with equal prominence as net income and earnings per share. Comprehensive income is defined as all changes in stockholders' equity exclusive of transactions with owners such as capital contributions and dividends. The statement is effective for fiscal years beginning after December 15, 1997, and accordingly will apply to Gerald Stevens' fiscal year ended August 31, 1999.

     Segments -- In June 1997, the FASB issued SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, which supersedes SFAS No. 14. The Statement uses a management approach to report financial and descriptive information about a company's operating segments. Operating segments are revenue-producing components of the enterprise for which separate financial information is produced internally for Gerald Stevens' management. The Statement is effective for financial statements for fiscal years beginning after December 15, 1997 and, accordingly, applies to Gerald Stevens' fiscal year ended August 31, 1999. Gerald Stevens anticipates expanding its current segment disclosures upon adoption to include retail operations.

     Statement of Position ("SOP") 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use, requires an entity to expense all software development costs incurred in the preliminary project stage, training costs and data conversion costs for fiscal years beginning after December 15, 1998. Gerald Stevens believes that this statement will not have a material effect on its accounting for computer software development or acquisition.

     SOP 98-5, Reporting on the Costs of Start-Up Activities, requires the immediate expensing of start-up costs as well as existing costs previously capitalized for fiscal years beginning after December 15, 1998. Gerald Stevens has no capitalized start-up costs as of February 28, 1999 or August 31, 1998.

                                    BUSINESS

GERALD STEVENS


     We are an integrated retailer and marketer of flowers, plants, and complementary gifts and decorative accessories. We currently operate the largest company-owned network of floral specialty retail stores in the United States, with 126 locations. We are building a national brand and transforming the retail floral industry by integrating our operations throughout the floral supply chain, from product sourcing to delivery, and by managing every interaction with the customer, from order generation to order fulfillment. We ultimately intend to provide all of our retail customers with a unique and enhanced shopping experience under the Gerald Stevens brand.


     Our national sales and marketing division permits us, through multiple distribution channels, including the Internet, dial-up numbers and direct mail, to serve customers who do not visit or phone our retail stores. This division includes National Flora, the largest yellow page advertiser of floral products, The Flower Club, a leading corporate affinity marketer, and four primary websites. We currently promote these websites on leading online portals, including Yahoo! and CNN.com. In total, our national sales and marketing division generates over one million orders annually. To ensure superior customer service and efficient order processing, we operate three national call centers. To facilitate the distribution of these orders in markets where we do not have our own stores, we operate the Florafax wire service, one of only five national flowers-by-wire services, with approximately 5,000 member florists covering all 50 states.

     To provide the freshest and highest quality products to our retail customers, we operate our own sourcing operation. Our leading floral importer and wholesaler, AGA Flowers, has long-term supply agreements and other relationships to purchase cut flowers with many of the finest growers in the United States, Central America and South America. These supply arrangements eliminate several steps in the floral distribution chain, ensuring a reliable source of high quality products at favorable prices. By reducing the time needed to transport flowers from farms to our retail stores, we extend the vase life of our flowers and thus improve customer satisfaction.

     We believe our execution of this integrated operating model will make the Gerald Stevens brand synonymous with superior service, quality and value and build the most recognized and respected floral and gift brand in the United States. Once established, we believe the Gerald Stevens brand will drive increased consumption of all of our products, particularly flowers.

INDUSTRY OVERVIEW

  - THE FLORAL INDUSTRY SEGMENT REVIEW.

          Supply Chain. The majority of cut flowers sold at retail in the United States are grown outside of the United States, principally in Colombia, Mexico, Ecuador and the Netherlands. Flowers grown outside of the United States are shipped from the farms to importers in the United States. The majority of European products arrive in New York while most Central and South American products arrive in Miami. After clearing customs and inspections the flowers are divided by importers into smaller lot sizes and repacked for shipment to wholesalers or bouquet companies. Wholesalers then market the flowers to retail florists, supermarkets, other mass market outlets, and bouquet companies. Flowers arriving at bouquet companies are usually packaged using mass-production techniques into smaller arrangements designed for the consumer market and are typically sold in bulk by the bouquet companies to supermarkets and mass-market retailers. In aggregate, the supply chain often takes approximately 10 to 12 days from the time a flower is first cut until it reaches the retailer. Moreover, the extensive handling of the product and the temperature fluctuations to which it is subjected adversely affects the life of the flower.

          Order Generation. Order generators market and advertise in various media to generate floral orders via dial-up numbers, the Internet or direct mail. As order generators typically lack fulfillment capabilities, they forward these orders through a wire service to a retail florist for delivery. Order generators typically receive a fee equal to 20% of the order for their services. Certain order generators also impose a service charge on the customer for handling the order. Large order generators typically receive rebates from wire services for sending orders to them.

          Wire Services. Wire services are networks of retail florists that facilitate the transmission and financial settlement of floral orders between network members. Wire services publish a membership directory that enables florists to select which florist will deliver an arrangement for deliveries outside their own delivery area. Alternatively, florists can allow the wire service to choose which florist will deliver an arrangement outside their own delivery area. Certain wire services also supply florists various hardgoods, including vases and other materials, that florists may use in the ordinary course of business.

          For orders exchanged between florists via the wire service, the wire service typically collects a fee equal to 7% of the value of the order; however, for larger florists and order generators, this fee is often offset by a rebate. Wire services also typically charge a monthly membership fee to member florists. Since wire services have no ownership in their member florists, they typically have little control over the consistency of product and service of the delivering florist.

          Retail. Retailers sell flowers, plants and, in certain cases, complementary gifts and decorative accessories to customers. Retailers include floral shops, supermarkets, garden centers, discount warehouses and lawn and garden centers. Floral shops also receive orders for out of town delivery which they forward, typically through wire services, to other floral shops for fulfillment and local delivery.


          Direct from Farm. The direct from farm segment consists of certain order generators, primarily catalog and websites, which utilize third-party overnight shipping vendors like FedEx to distribute products directly from importers or growers to consumers. This segment, while growing, accounts for less than 1% of overall floral purchases. The majority of direct from farm flowers are pre-made bouquets or "bunches" of flowers that require assembly by the recipient.


  - THE FLORAL INDUSTRY SIZE AND OPPORTUNITY.

          Size. The domestic retail floral industry is a large and growing industry with attractive business economics. According to industry sources:

          - Retail floral industry revenue was approximately $15 billion in 1998;

          - When added to the complementary gifts and accessories market, the combined industry exceeds $60 billion;

          - Sales by florists grew by 5.5% in 1997; and

          - Gross margins for retailers average approximately 65%.

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          Opportunity to Create a National Network.  We believe that the domestic retail floral industry presents opportunities for innovation, differentiation and the creation of a national brand due to the following industry characteristics:

     - Highly fragmented, with the top ten floral chains accounting for less than 5% of total retail sales;

     - Absence of a national retail brand;

     - Unique customer purchasing characteristics, with 70% of product orders placed over the telephone, approximately 95% of which are made to local florists, enabling the development of large customer databases;

     - Inefficient and decentralized supply chain, with transactions between growers, importers, wholesalers and retailers creating substantial incremental costs but providing little additional value to the end user;

     - Lack of integrated order generation and fulfillment companies;

     - Under-marketed, with marketing expenditures typically less than 3% of sales; and

     - Large, underutilized customer lists at retail stores.

     Opportunity to Grow the Market. We believe the retail floral industry also presents opportunities to expand floral consumption as a result of the following factors:

     - The United States is not among the top ten countries in the world in per capita consumption of flowers; per capita spending in the United States is significantly less than that of most western European countries, according to the Floral Council of Holland;

     - Favorable customer demographics and lifestyle trends should generate additional industry growth;

     - Customers value an extended vase life for flowers, which can be achieved by streamlining the supply chain;

     - Retail florists have largely ignored the opportunity to increase self-consumption by focusing on the gift-giving customer; and

     - The Internet allows for visual merchandising and targeted marketing of flowers.

BUSINESS STRATEGY

     Our goal is to become the premier specialty floral and gift retailer and marketer in the United States. We intend to accomplish this by selling a broad selection of products, providing superior customer service and building strong customer loyalty. Because of our management team's extensive experience in developing nationally branded specialty retailers, we believe we have the skills and experience necessary to establish Gerald Stevens as the preeminent brand in the floral industry. Key elements of our strategies include:

- BUILD A NATIONAL NETWORK OF RETAIL STORES.


     Rapidly Expand Our Retail Store Base. We plan to expand our retail operations in order to increase our market share in existing markets and to open and/or acquire stores in new markets where the opportunity exists to become the leading floral retailer. Through June 3, 1999, we have acquired many of the top floral retailers in the United States, with an aggregate of 126 locations in 18 markets. We believe these initial acquisitions have provided us with a significant competitive advantage in developing a national brand. Over the next five years, our strategy is to develop a retail network in the country's largest markets and operate over 1,000 stores.

     Enhance the Efficiency of Our Local Order Fulfillment and Distribution Network. Our retailing network is based on a "hub and satellite" system, which we believe is the most efficient operating structure for the retail floral industry based upon the success of the leading retail chains, several of which we have acquired. We currently operate hub facilities in nine of our 18 markets. We will have at least one hub in each of the major markets in which we will operate, either through acquisition or construction. A hub facility serves as a distribution center and warehouse for surrounding satellite stores within a market. A hub facility will eliminate cost redundancies and delivery inefficiencies resulting from the typically decentralized floral supply chain. Satellite stores are stand-alone or store-in-store retail outlets in supermarkets and grocery stores. Typically, our retail stores will be located in high traffic, high visibility areas to service walk-in business and promote brand awareness. These locations will be connected to supporting hub facilities through internal information systems, allowing us to provide customers with efficient service and increased product variety.

     Create an Innovative In-Store Experience. We have developed a concept store that is designed to maximize revenue within the hub and satellite network by catering to the walk-in customer. This store will create a unique and enhanced shopping experience through an expanded product mix, innovative merchandising and store design, a knowledgeable staff of professional florists and exceptional customer service. Over the next two years, our plan is to introduce elements of this concept store to a number of our acquired stores in order to develop the Gerald Stevens brand and bring consistency to our national retail network. The remodeling of our acquired stores will likely coincide with the renaming of these stores as Gerald Stevens stores.

- BUILD OUR ORDER GENERATION BUSINESSES.

     Build Our Traditional Order Generation Businesses. Most order generators lack fulfillment capabilities and transmit their orders through wire services, such as FTD, to an independent local florist for production and delivery. We have acquired several order generation businesses to permit us to serve customers who do not visit or phone our retail stores. In addition, we are compiling a national customer database that will allow us to target our advertising and promotions. Through the use of more sophisticated database marketing techniques, our strategy is to use our order generation capabilities to increase non-holiday and advance sales to customers in all channels. Our call centers and sales organization provide us with a platform to continue to add national corporate accounts. Where possible, we expect to distribute orders generated by these businesses through our retail store network, assuring our customers of high quality products and superior customer service. We believe our retail stores will provide us with a significant competitive advantage over order generators who lack fulfillment capabilities, particularly at holidays and other peak times.

     Develop and Promote E-Commerce Operations. Similar to traditional order generation businesses, we believe that online flower order generation must be coupled with an owned or affiliated local delivery network. This approach provides the greatest ability to manage all aspects of an order, from order taking to delivery confirmation, and ensures product quality and customer service consistency. Our e-commerce strategy is to position Gerald Stevens as a premier online floral and related gift marketer through a multi-branded strategy targeted at specific audiences. To promote our websites, we have marketing contracts with major online portals, including Yahoo! and CNN.com. We plan to make significant investments in the promotion of our websites. We also intend to continually upgrade our website offerings in order to provide existing and new customers with the broadest product offerings and convenient ordering processes.

- BUILD OUR CONSUMER DIRECT BUSINESS.

     We plan to establish a leading consumer direct business. This business will arrange for the overnight delivery of products directly from third party growers and our own import operation. A consumer direct business will enable us to offer our customers "farm fresh" flowers and unique floral products, fruit and gourmet food gift baskets and other gift items that we may not stock at our retail stores. This business will also permit us to promote recurring gifts such as flower-of-the-month and plant-of-the-month offerings where same-day delivery is not required. We plan to market these products to our customers primarily through the use of catalogs and the Internet.

- CREATE SUPPLY CHAIN EFFICIENCIES.

     We believe the current floral supply chain is inefficient in that it adds little incremental value and creates substantial incremental costs to retailers. We believe that a retailer with direct farm relationships can reduce inefficiencies in delivery time and cost by minimizing the use of flower wholesalers. As a result, we expect to cut the time it takes to deliver flowers from growers to our stores by up to seven days, while at the same time reducing the cost of the product to us. We believe that improved quality and vase life of flowers will lead to improved customer satisfaction and loyalty.

- DEVELOP OUR INFORMATION SYSTEMS.

     Our plan is to develop information systems that will give us a competitive advantage. To this end, we are integrating our information systems to support real-time order and inventory processing throughout all of our business units. This capability will allow us to enhance the customer's overall experience across our retail network and throughout our order generation businesses. By combining enhanced information systems with sophisticated merchandising, database and supply chain management techniques, we believe these information systems will improve our profitability.

RECENT DEVELOPMENTS

     On April 30, 1999, we completed a business combination with Gerald Stevens Retail, Inc., which was formerly known as Gerald Stevens, Inc., and changed our business name from Florafax International, Inc. to Gerald Stevens, Inc. Gerald Stevens Retail provided us with our retail stores, most of our Internet and order-generation operations, and most of our directors and senior management team.


     In May 1999, we entered into an Agreement and Plan of Merger with Calyx & Corolla, Inc., the largest direct marketer of flowers with over $20.0 million in sales in its latest fiscal year, for total consideration of approximately $14.3 million, consisting of approximately 934,000 shares of common stock and approximately 160,000 options to acquire shares of common stock with exercise prices ranging from $.36 to $9.44 per share. In addition, we will nominate Ruth Owades, the current Chairman and CEO of Calyx & Corolla, to our Board of Directors.


     This acquisition will strengthen our position as the largest floral and gift retailer in the country and enhance our reputation with the well-known and highly trusted Calyx & Corolla brand. Additionally, the acquisition will serve as a platform for our direct marketing efforts and expand our customer database by over 1.5 million floral customers.

     In 1988, Ms. Owades and Calyx & Corolla pioneered the limited inventory/direct-from-source model that is being so vigorously pursued by Internet retailers today. Over the past 11 years, Calyx & Corolla has developed partnerships with more than 30 high quality flower and plant growers who package and ship flowers and vases to customers via overnight delivery upon receipt of an order. This "just-in-time" product procurement process allows Calyx & Corolla to eliminate its inventory risk while at the same time giving its customers fresh, just-cut flowers. It also permits Calyx & Corolla to allow customers to customize their floral orders.

     We plan to capture same-day delivery sales that Calyx & Corolla currently foregoes through our network of retail stores. Additionally, we plan to leverage Calyx & Corolla's expertise and infrastructure to provide unique and hard to find direct-from-grower offerings to customers of our retail stores, our Internet sites and our call centers and to make in-store gift catalogs available to our customers.

     Given the strength of the Calyx & Corolla brand, it is our intention to greatly expand the marketing of the company's web site, calyxandcorolla.com., which has experienced significant revenue gains over last year. Calyx & Corolla redesigned this site in late April.

OPERATIONS

- RETAIL NETWORK.


     Our retail stores are among the leading retail floral operations in their markets, with a total of 126 locations in 18 markets across the United States.



                                              HUB                         STORE-        TOTAL
                                           FACILITIES    STAND-ALONES    IN-STORES    LOCATIONS
                                           ----------    ------------    ---------    ---------
Allentown, PA............................                      1                           1
Atlanta, GA..............................                      3                           3
Augusta, GA..............................                      1                           1
Central Pennsylvania.....................       1             14            20            35
Columbus, OH.............................       1              3                           4
Dallas, TX...............................                      1                           1
Des Moines, IA...........................       1              5            11            17
Detroit, MI..............................       1             19                          20
Grand Rapids, MI.........................       1              2                           3
Jacksonville, FL.........................       1              5                           6
Milwaukee, WI............................                      3                           3
Orlando, FL..............................                      1                           1
Phoenix, AZ..............................       1              4                           5
Raleigh, NC..............................                      5                           5
Salt Lake City, UT.......................       1             12                          13
Savannah, GA.............................                      1                           1
South Florida............................                      3                           3
Tampa, FL................................       1              3                           4
                                               --             --            --           ---
     TOTAL...............................       9             86            31           126
                                               ==             ==            ==           ===



     We intend to continue to expand our retail network through the acquisition of additional floral businesses in our current markets and in new markets where the opportunity exists to become the leading specialty floral and gift retailer and marketer of flowers in the United States. As of June 2, 1999, we were in negotiations to acquire 19 additional floral businesses, with an aggregate of 37 stores. The transactions contemplated by the negotiations are subject to contingencies and conditions, including the completion of due diligence reviews and the negotiation and execution of definitive purchase agreements. We cannot assure you that any of these acquisitions will be completed.


     In most cases, our initial market entry will be through the acquisition of key existing retailers followed by the acquisition of smaller retailers. Our acquisition of key existing retailers will focus on the most respected and established retailers in a market. We intend to retain the management of well-run retailers to leverage their market knowledge, name recognition and local reputation, and promote greater levels of customer retention and loyalty. Smaller stores we acquire may be in non-strategic locations, and therefore ultimately may be moved to a better location or integrated into our hub facility. We believe that by acquiring existing stores, we acquire loyal customers in the most cost-efficient manner. Given the results of our recent acquisitions, we expect to retain a substantial amount of the acquired stores' customers even when the former locations are relocated to one of our other facilities.

     Hub Facilities. Hub facilities in a typical market are up to 40,000 square foot facilities that provide centralized call-in order taking, floral arranging and delivery. A typical major market will have one or two hub facilities. Hub facilities eliminate cost redundancies inherent in the typical decentralized floral market, such as duplicative labor functions, inventory spoilage and delivery inefficiencies, and allow us to control product quality and consistency. Hub facilities also produce standard floral arrangements for our retail stores. Our hub facilities may also serve as retail locations depending on their locations.

     Satellite Stores. Our retail stores are either stand-alone or store-in-store outlets that are located in high traffic, high visibility areas to service walk-in business. We believe that introducing attractive, well-merchandised retail stores in high traffic areas will help promote growth in the walk-in segment of the floral and gift industry and promote awareness of the Gerald Stevens brand. Because we can vary our store size and format while maintaining a consistent Gerald Stevens look and feel, our retail stores will be located in a variety of settings, including downtown and suburban retail centers, office buildings, supermarkets and university campuses. These retail locations will be connected to supporting hub facilities through internal systems, allowing us to provide the customer with efficient service and increased product variety. Each store will vary its product mix depending upon the size of the store, its location and customer preferences. We intend our satellite stores to differentiate themselves from our competitors by offering an enhanced customer experience within the floral shop through improved marketing, merchandising and service.

     Our store-in-store locations provide the supermarkets and grocery stores in which they are located a one-stop solution for offering their customers quality floral products and services. These locations benefit from the high traffic and brand appeal of the store in which they are located. Each of these store-in-store locations will be operated by a Gerald Stevens employee to ensure consistency of product and service, as well as to promote our brand.

     Customer Experience. Our Gerald Stevens concept retail store will create a unique and enhanced shopping experience for our customers. Our stores will feature specially designed fixtures, be divided into easy-to-shop categories and feature professionals demonstrating the art of flower arranging. The store design is intended to give customers a warm, inviting place to browse and learn about our products.

     In our stores, customers will find fresh cut flowers and bouquets displayed creatively and in abundance, with informational tags and signage to guide the customer through the store. The traffic pattern of the Gerald Stevens store will draw customers through the store in a logical progression, exposing the customer to the breadth of available floral products and gift items. In addition to flowers and plants, our stores will carry a number of products which we believe are complementary. These products, categorized as complementary gifts and decorative accessories, will include greeting cards, stationery and other paper products, gourmet confections, gift baskets, decorative accessories, collectibles and seasonal/holiday decorations. We believe that expanding the product mix of our stores to include these products is a natural extension of our floral product offerings since these products, like flowers, are commonly used by customers to communicate personal expressions to others and for self-consumption to create a warm and friendly home environment. We believe that offering gifts and decorative accessories will not only enable us to meet the needs of our existing customers who currently purchase these products at competing specialty retailers, but will also allow us to attract new customers to our stores who do not purchase flowers or plants.


     In addition to providing our customers with a unique and enhanced in-store experience and a broader array of merchandise, we are committed to providing superior customer service. We intend to provide same-day delivery on a national scale from all distribution points, and expanded hours through our call centers, which offer customers the opportunity to place orders 24 hours a day, 7 days a week.

- ORDER GENERATION.

     As a complement to our retail network, we operate several order generation businesses, including National Flora and The Flower Club. These businesses focus on generating floral orders through channels that include mailing inserts, yellow page advertisements and corporate affinity programs.

     Through National Flora, we are the largest yellow page advertiser of floral products. We generate orders through a variety of additional advertising efforts, including Internet websites, affinity partnerships, corporate programs and direct mail marketing. We forward these orders primarily to National Flora's preferred network of stores and to our stores.

     Through The Flower Club, we have relationships with major corporate partners. We engage in joint marketing campaigns with these corporate partners throughout the year in an effort to provide member florists with orders during slower periods of the year. Orders generated by The Flower Club are transmitted by our Florafax wire service business to member florists. Our corporate partners include many nationally recognized companies, including airlines, credit card issuers, retailers and other businesses. We market directly to the customers of these companies by inserting marketing materials into their customers' periodic statements.

                          SELECTED CORPORATE PARTNERS

    America West Airlines                  Exxon                                  Safeway
    American Express                       First Union                            Shell Oil
    AT&T                                   Goodyear                               Texaco
    Citibank                               Hallmark                               TWA
    Coca-Cola                              Limited Stores                         United Parcel Service
    Continental Airlines                   Lowes                                  Victoria's Secret
    Costco                                 Mellon Bank                            Wachovia Bank
    Discover Card                          Northwest Airlines                     Zales


     Our order generation businesses are currently supported by three call centers with a total of approximately 300 call stations in three time zones. Our call centers are located in Vero Beach, Florida, Tulsa, Oklahoma and Medford, Oregon. These call centers service our order generation businesses 24 hours a day, 7 days a week, and provide after-hours phone answering for our retail stores enabling our local customers to place an order through a Gerald Stevens representative at any time. Upon completion of our acquisition of Calyx & Corolla, we will add a fourth call center with 50 call stations.

- E-COMMERCE.

     We intend to become the premier floral and gift marketer on the Internet. We believe the Internet will enhance our ability to develop targeted relationships with customers and introduce new products more quickly and with less financial risk than otherwise possible.

     Currently, we operate a number of websites. We acquired many of these websites in connection with our purchases of local florists, while a few we developed internally. Going forward, we anticipate concentrating on a select number of websites that we will continuously enhance and promote, including GeraldStevens.com, FlowerClub.com, FlowerMarket.com, and FlowerLink.com. We expect to spend the majority of our efforts on GeraldStevens.com.

     We intend for each of these websites to appeal to a different customer segment and offer users targeted content and products. The content will be designed to educate and inform customers, as well as to encourage additional consumption. Product selection will be targeted by customer segment and will encompass all distribution channels that we currently offer.

     We are committed to marketing and promoting these operations in our stores, through traditional advertising mediums, and via relationships with strategic or high traffic websites. We have entered into agreements with a number of companies, including Yahoo!, CNN.com and Hallmark.com. FlowerClub.com is the exclusive flower and gift basket retailer within the recently launched CNN.com shopping area and is prominently featured on the CNN.com home page. We also intend to aggressively pursue online direct-marketing strategies including the development of an affiliate network and the implementation of outbound e-mail marketing.

     In addition, through FlowerLink, we provide an opportunity for florists to participate in the growth of the Internet by developing and hosting customized websites for them. In exchange for providing free order processing and customer service, we collect a transaction fee for each order placed through one of these websites. Approximately 900 florists are members of FlowerLink.

- FLOWERS-BY-WIRE.

     We operate Florafax, a flowers-by-wire business which enables member florists, who are independent retailers, to send and deliver floral orders throughout the United States. We act as an intermediary between florists primarily by telephone or fax.

     Our order allocation system has the ability to distribute orders ratably to our member florists. Based on our experience in the flowers-by-wire business and observation of other wire services, we believe that most other wire services typically do not select florists to receive orders in an equitable manner, but simply require the florist that originates the order to select the shop that will fill that order. On our system, once an order is taken, the system analyzes the area to ascertain which member florists deliver to that location. The system then determines which florist should receive that order based on distribution criteria and then sends the order via facsimile or telephone. We believe that our order allocation system is presently the only system in the industry that distributes orders in an equitable manner to member florists.

     We list our member florists and their advertisements in the Florafax Directory, which is published and distributed several times a year. We produce the Florafax Directory, brochures and sales and promotional materials for use by us and our member florists.

- CHARGE AND CREDIT CARD SERVICES.

     We offer an electronic credit card and charge card processing system. This system allows merchants to accept credit cards and charge cards by automatically providing authorization codes for each transaction and capturing all the transaction data electronically. This system allows florists and non-floral merchants to receive frequent, automatic deposits directly to their bank accounts. We sell and lease system terminals and optional printers at competitive rates.

SUPPLIERS

     We currently operate AGA Flowers, a leading Miami-based importer of cut flowers. We primarily import cut flowers from abroad, principally from Colombia and Ecuador. We purchase cut flowers, plants and greens grown in the United States, principally from California. Although we do not generally enter into long-term contracts with our suppliers, through AGA Flowers we actively manage relationships with more than 40 growers in South America and Central America which allow us to obtain high quality flowers in large quantities and at times needed. In addition, we enter into standing order arrangements with other importers and wholesalers that provide us fixed quantity purchases on a fixed price basis throughout the year, with higher quantities at those prices during peak demand periods to ensure an adequate supply of flowers during periods of peak demand. We believe that we have good relationships with our suppliers and that the larger number of current and potential suppliers should continue to make perishable floral products available to us as needed.

INFORMATION SYSTEMS

     We are currently investing $15.0 million over the next three years in our information systems, which we believe will enhance our competitive advantage over other flower retailers and marketers. Our systems will include leading retail applications designed to support large-chain specialty retailers. Our systems will also allow us to use historical customer data to further enhance the execution, service, and identification of new markets and marketing opportunities.

COMPETITION

     We face competition in each segment of the retail floral industry. Our retail stores compete with traditional floral shops, supermarkets, garden centers, vendors and other retailers based upon price, credit terms, breadth of product offering, product quality, customer service and location. We also compete with gift and other specialty retailers with our non-floral products. Both our traditional and our Internet order generation businesses face significant competition from others providing similar services. In particular, dial-up numbers and websites in the retail floral industry have become significantly more competitive in recent years. Our floral wire service business is one of five national wire services in the country, and the top three wire services have substantial market share. To the extent we are unable to compete successfully against our existing and future competitors, our business, operating results and financial condition may be materially adversely affected. While we believe that we compete effectively within each segment in the retail floral industry, additional competitors with greater resources than us may enter the industry and compete effectively against us.

SERVICE MARKS, TRADEMARKS AND TRADE NAMES


     We have registered or are in the process of registering a variety of service marks, trademarks and trade names for use in our business, including:


     - Gerald Stevens(SM)

     - National Flora(TM)

     - The Flower Club(TM)

     We regard our intellectual property as being an important factor in the marketing of our company and our brand. We are not aware of any facts which would negatively impact our continuing use of any of our service marks, trademarks or trade names.

EMPLOYEES


     As of March 31, 1999, we employed approximately 1,100 full-time and 900 part-time employees. We also employ approximately 600 additional employees during peak seasons. Of our non-seasonal employees, approximately 50 are corporate personnel. None of our employees are represented by unions. We consider our employee relations to be good.


PROPERTIES


     Our corporate headquarters are located in leased premises at 301 East Las Olas Blvd., Suite 300, Ft. Lauderdale, FL 33301. As of June 2, 1999, we owned 1 hub location, leased our other hubs and all of our retail stand-alone stores, and leased or licensed space inside 32 supermarkets. None of these individual locations are material to us. We consider each of these stores to be in good operating condition and suitable for their current use.


     The following table lists our principal non-retail properties, all of which are leased:

LOCATION                                     USE
--------                                     ---
2055 Cardinal Avenue
  Medford, Oregon 97504..............        Call Center for National Flora
875 20th Street
  Vero Beach, Florida 32961..........        Call Center and Headquarters for Florafax
6925 East 14th Street
  Tulsa, Oklahoma 74112..............        Call Center for Florafax
8416 N.W. 17th Street
  Miami, Florida 33126...............        Import Facility

     We expect to make significant capital expenditures to provide consistent features and signage for our retail stores. We expect to make significant capital expenditures to develop hub locations. We believe that all of our facilities are sufficient for our current needs.

REGULATION

     We are subject to laws and regulations that are applicable to various Internet activities. There are many legislative and regulatory proposals under consideration by federal, state, local and foreign governments and agencies, including matters relating to online content, Internet privacy, Internet taxation, access charges, liability for information retrieved from or transmitted over the Internet, domain names, database protection, unsolicited commercial e-mail messages and jurisdiction. New regulations may increase our costs of compliance and doing business, decrease the growth in Internet use, decrease the demand for our services or otherwise have a material adverse effect on our business.

     We are also subject to federal, state and local environmental, health and safety laws and regulations. Under environmental laws, we may be responsible for investigating and remediating environmental conditions relating to conditions at the numerous real properties at which we operate. These obligations could arise whether we own or lease the property. We are not aware of any pending federal environmental legislation that we expect to have a material adverse impact on our Company.

     In addition, our import operations are generally subject to United States federal regulations governing international trade and the import of products into the United States. Imports into the United States are subject to various tariffs and customs duties imposed by the federal government. Such tariffs and duties are subject to change. In addition, when a particular foreign country limits the amount of a particular product which may be exported from the United States to such country, the United States government from time to time may retaliate by imposing a new or additional tariff on other products which such country exports into the United States. Such retaliatory tariffs could be material. In addition, the United States from time to time imposes anti-dumping duties on imports into the United States. Dumping is the practice whereby importers sell products in the United States at prices below the flowers' home market value. The anti-dumping duties generally are paid by the importer.

LEGAL PROCEEDINGS

     We are party to pending legal proceedings arising in the ordinary course of business. While we cannot predict the results of these proceedings with certainty, we do not believe that any of these matters are material to our financial condition or results of operations.


     We have become aware that NASD Regulation and the staff of the Commission are conducting investigations into the trading of our common stock prior to the public announcement of our business combination with Gerald Stevens Retail on December 10, 1998. We have responded to information requests by both regulators.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     Our executive officers and directors are as follows:

NAME                                     AGE                        POSITION
----                                     ---                        --------
Gerald R. Geddis.....................    49      Chief Executive Officer, President and
                                                 Director
Albert J. Detz.......................    50      Senior Vice President and Chief Financial
                                                 Officer
Steven J. Nevill.....................    34      Senior Vice President and Chief Information
                                                 Officer
Adam D. Phillips.....................    36      Senior Vice President, Chief Administrative
                                                 Officer, General Counsel and Secretary
Steven R. Berrard....................    43      Director
Thomas C. Byrne......................    37      Director
Kenneth G. Puttick...................    51      Director
Kenneth Royer........................    67      Director
Andrew W. Williams...................    46      Director

     GERALD R. GEDDIS, a member of our board of directors since April 30, 1999, serves as our Chief Executive Officer and President. He co-founded Gerald Stevens Retail with Messrs. Berrard and Byrne in May 1998 and served as its Chief Executive Officer and President until its merger with us on April 30, 1999. From 1988 to 1996, Mr. Geddis served in various executive positions at Blockbuster Entertainment Group, a division of Viacom Inc., which, prior to its acquisition by Viacom in September 1994, operated as Blockbuster Entertainment Corporation. He served Blockbuster as President from 1995 to 1996, as Chief Operating Officer in 1996, as Vice President of European Operations from 1992 to 1994, and as Zone Vice President from 1989 to 1992. During his tenure at Blockbuster, Mr. Geddis was involved in all facets of the company's operations, including worldwide store operations, merchandising, marketing and training. For the 17 years prior to 1989, Mr. Geddis served in various positions with Tandy Corporation.

     ALBERT J. DETZ has served as our Senior Vice President and Chief Financial Officer since April 30, 1999. Prior to joining Gerald Stevens Retail in July 1998 as its Senior Vice President and Chief Financial Officer, Mr. Detz worked at Blockbuster from 1991 to 1997, having most recently served as Senior Vice President and Chief Financial Officer from October 1994 to June 1997. Prior to Blockbuster, Mr. Detz served in various finance-related positions for 11 years within the Computer Systems Division of Gould Electronics, Inc., and at Encore Computer Corporation. Prior to these experiences, Mr. Detz worked in the audit and tax departments of Coopers & Lybrand.

     STEVEN J. NEVILL has served as our Senior Vice President and Chief Information Officer since April 30, 1999. From 1996 until joining Gerald Stevens Retail as Senior Vice President in February 1999, Mr. Nevill was a principal at Kurt Salmon Associates where he was responsible for a wide variety of projects, including information systems strategy, systems development, logistics assessment and re-engineering. From 1991 to 1995, Mr. Nevill was Director of Strategic Services for the American Retail Group where he was involved in the creation of strategic plans, development and implementation of new systems and technology platforms for all functions, and a variety of special systems initiatives.

     ADAM D. PHILLIPS has served as our Senior Vice President, Chief Administrative Officer, General Counsel and Secretary since April 30, 1999. From January 1998 until joining Gerald Stevens Retail as Senior Vice President in July 1998, Mr. Phillips was a shareholder of the law firm of Akerman,

Senterfitt & Eidson, P.A. in Fort Lauderdale, Florida. From 1993 through 1997, Mr. Phillips served in various capacities at Blockbuster, having most recently served as Executive Vice President, Chief Administrative Officer and General Counsel in 1996 and 1997. While at Blockbuster, Mr. Phillips was responsible for the company's legal, human resources and communications departments. Prior to joining Blockbuster, Mr. Phillips was associated with the law firm of Kirkland & Ellis in Chicago, Illinois.


     STEVEN R. BERRARD has served as a member of our board of directors since April 30, 1999. In 1997, Mr. Berrard co-founded, with Mr. Byrne, New River Capital Partners, a private equity firm with an investment strategy focused on branded specialty retail, e-commerce and education, and he controls New River's managing general partner. Mr. Berrard has served as Co-Chief Executive Officer of AutoNation, Inc. (formerly known as Republic Industries, Inc.) since October 1996. AutoNation is the world's largest automotive retailer with over 380 dealerships throughout the United States and also owns and operates the Alamo Rent-A-Car, National Car Rental System and CarTemps USA auto rental businesses. From September 1994 through March 1996, Mr. Berrard served as President and Chief Executive Officer of Blockbuster. From January 1993 to September 1994, Mr. Berrard served as President and Chief Operating Officer of Blockbuster. Mr. Berrard joined Blockbuster in June 1987 as Senior Vice President, Treasurer and Chief Financial Officer, and he became a director of Blockbuster in May 1989. In addition, Mr. Berrard served as President and Chief Executive Officer and a director of Spelling Entertainment Group Inc., a televised and filmed entertainment producer and distributor, from March 1993 through March 1996, and served as a director of Viacom from September 1994 until March 1996. Mr. Berrard presently serves as a director of AutoNation and of Florida Panthers Holdings, Inc., which owns and operates luxury resorts, arena and entertainment facilities and a professional sports franchise.



     THOMAS C. BYRNE has served as a member of our board of directors since April 30, 1999. Currently, Mr. Byrne is a limited partner of New River and controls an administrative partner of New River. Prior to co-founding New River with Mr. Berrard in 1997, Mr. Byrne served in various executive positions at Blockbuster from 1989 to 1997, most recently as Vice Chairman in 1997 where his responsibilities included Business Development, Technology and Online Operations. Additionally, Mr. Byrne led the development of several new retail concepts. Mr. Byrne is a certified public accountant and prior to joining Blockbuster was employed with KPMG Peat Marwick.


     KENNETH G. PUTTICK has been a member of our board of directors since January 1995. Mr. Puttick is President, director and owner of Ken Puttick Buick-Cadillac, in Vero Beach, Florida. Mr. Puttick has been in the retail automobile business since 1968. Mr. Puttick has owned and operated several retail and real estate businesses.

     KENNETH ROYER has served as a member of our board of directors since April 30, 1999. Prior to joining Gerald Stevens Retail in October 1998, Mr. Royer had been serving as a consultant in the floral industry. For over 40 years, Mr. Royer was Chairman of the Board of Directors of Royer's Flowers, a privately owned floral retailer. Founded in 1945, Royer's Flowers by 1998 had become one of the five largest florists in the United States with 35 locations in central Pennsylvania. Mr. Royer has served as Chairman of the Retail Council of the Society of American Florists, and also has served as director of the Society of American Florists. Mr. Royer also has served as Chairman of the American Florists Marketing Council and recently completed a term as Treasurer of the American Florists Endowment. A regular speaker at national florist conventions, Mr. Royer writes a regular column for The Florist Review entitled "Royer on Retailing" and authored a book on the floral industry entitled Retailing Flowers Profitably in 1998.

     ANDREW W. WILLIAMS has served as a member of our board of directors since December 1988. Mr. Williams served as Chairman of the Board of Directors from November 1992 until April 1999 and as Chief Executive Officer from September 1994 until April 1999. Since 1978 Mr. Williams has been a certified public accountant practicing principally in Vero Beach, Florida.


EMPLOYMENT AGREEMENTS



     We have employment agreements with each of our executive officers. Each agreement provides that the executive officer will receive an annual base salary of $150,000. In addition, each executive officer will be eligible for an annual bonus of up to 20% of his base salary, based on the achievement of certain corporate goals and objectives. If any executive officer is terminated "without cause" or if he elects to terminate his employment for "good reason," in each case as defined in his employment agreement, then he will be entitled to continue to receive his base salary and bonus through the end of the employment term, and all of his unvested stock options will automatically vest on the date of termination and will be exercisable in full. In addition, if Mr. Detz or Mr. Phillips is terminated following a "change of control" of our company as defined in each of their employment agreements, then all of their respective unvested stock options will automatically vest on the date of termination and will be exercisable in full. Each of our executive officers is also subject to confidentiality obligations as well as to non-compete and non-solicitation covenants during his employment and for a two year period following the termination of his employment.



                           RELATED PARTY TRANSACTIONS


     In connection with our acquisition of Royer's Flower Shops, we assumed five leases which were entered into in July 1994 between Royer's Flower Shops, as tenant, and Kenneth Royer and his spouse, as landlord. The leases are for retail flower shops which we own and operate in central Pennsylvania. The aggregate annual rent payable by us to Mr. and Mrs. Royer for the five floral shop leases is approximately $260,000. We believe that each of the leases is on terms no less favorable than could be obtained from third parties for comparable retail space in the same markets.

             SECURITY OWNERSHIP OF BENEFICIAL OWNERS AND MANAGEMENT


     The following table sets forth as of June 3, 1999 information regarding the beneficial ownership of our common stock, including shares which the individuals have the right to acquire within 60 days upon the exercise of outstanding options and warrants. The table lists (1) each person known to us to beneficially own more than 5% of our common stock, (2) each of our directors,
(3) each of our executive officers and (4) all of our directors and executive officers as a group. Unless otherwise indicated, the address of each person or party is 301 East Las Olas Boulevard, Suite 300, Fort Lauderdale, Florida 33301, our principal business address.



                                                                  BENEFICIAL OWNERSHIP
                                                      ---------------------------------------------
                                                       BEFORE THE OFFERING     AFTER THE OFFERING
                                                      ---------------------   ---------------------
NAME OF BENEFICIAL OWNER                                SHARES      PERCENT     SHARES      PERCENT
------------------------                              -----------   -------   -----------   -------
New River Capital Partnership, L.P..................    7,977,104    21.7%      7,977,104    19.1%
  100 S.E. Third Avenue
  Ft. Lauderdale, Florida 33301
Lance Laifer(1).....................................    2,072,129     5.6%      2,072,129     5.0%
  45 West 45th Street
  New York, New York 10036
Gerald R. Geddis....................................    3,402,005     9.3%      3,402,005     8.2%
Albert J. Detz......................................      334,125        *        334,125        *
Adam D. Phillips(2).................................      452,250     1.2%        452,250     1.1%
Steven J. Nevill....................................            0        *              0        *
Steven R. Berrard(3)................................    7,977,104    21.7%      7,977,104    19.1%
Thomas C. Byrne(4)..................................      190,518        *        190,518        *
Kenneth G. Puttick(5)(6)............................    1,155,000     3.1%      1,155,000     2.8%
Kenneth Royer.......................................       47,031        *         47,031        *
Andrew W. Williams(7)...............................    1,112,303     3.0%      1,112,303     2.7%
All Directors and Executive Officers as a
  Group(8)..........................................   14,670,336    39.9%     14,670,336    35.2%


-------------------------

 *  less than one percent

(1) Lance Laifer, as President, sole director and principal stockholder of Laifer Capital Management, Inc., is deemed to have the same beneficial ownership as Laifer Capital. The 2,072,129 shares of our common stock beneficially owned by Laifer Capital consists of (1) 1,156,829 shares of our common stock of which Laifer Capital has the sole power to vote and direct the disposition in its capacity as general partner and investment advisor to Hilltop Partners, L.P., (2) 267,300 shares of our common stock of which Laifer Capital has the sole power to vote and direct the disposition in its capacity as investment advisor to Hilltop Offshore, Ltd. and (3) 648,000 shares of our common stock of which Laifer Capital shares the power to vote and direct the disposition with Zev Wolfson (with an address at One State Street Plaza, New York, New York, 10004-1505) in its capacity as an investment advisor, account custodian and attorney-in-fact to Mr. Wolfson.

(2) Mr. Phillips owns his shares of our common stock jointly with his spouse.


(3) The aggregate amount of our common stock deemed beneficially owned by Mr. Berrard consists of 7,977,104 shares owned by New River Capital Partners. Mr. Berrard controls and beneficially owns his interests in New River Capital Partners indirectly through other entities. Mr. Berrard has expressed an interest in purchasing shares of our common stock in the offering.


(4) The aggregate amount of our common stock beneficially owned by Mr. Byrne consists of 190,518 shares owned directly by him, but does not include any shares owned by New River Capital Partners. Mr. Byrne has a non-controlling interest in New River Capital Partners.


                                                        (continued on next page)

(5) Includes 637,000 shares held by Puttick Enterprises, of which Mr. Puttick is President, director and owner.


(6) Includes 60,000 shares of our common stock subject to options granted under the Nonemployee Directors' Stock Option Plan which are exercisable within 60 days of the date of this prospectus.


(7) Includes 286,118 shares of our common stock owned jointly with Mr. Williams' wife, 24,660 shares of our common stock held for the benefit of Mr. Williams' children, 58,704 shares of our common stock owned by Equity Resource Group of Indian River County, Inc., of which Mr. Williams is President, director and majority owner, and 77,000 shares of our common stock owned by Confidential Investment Services, Inc., of which Mr. Williams is sole owner. Includes 300,000 shares of our common stock subject to options which are exercisable within 60 days, of which 150,000 shares are subject to options granted to Mr. Williams under the Management Incentive Stock Plan and 150,000 shares are subject to options granted to Mr. Williams under a non-plan agreement with us.


(8) The shares shown for all directors and executive officers as a group include 360,000 shares of our common stock which they have the right to acquire within 60 days of the date of this prospectus under options issued under the terms of our Nonemployee Directors' Stock Option Plan, our Management Incentive Stock Plan and other non-plan agreements.

                        DESCRIPTION OF OUR CAPITAL STOCK

GENERAL

     The following description of our capital stock is a summary of the material terms thereof and is qualified by reference to the provisions of our certificate of incorporation and bylaws.


     We have authorized capital stock consisting of 250,000,000 shares of our common stock, par value $0.01 per share, and 600,000 shares of our preferred stock, par value $10 per share. On June 2, 1999, we had 36,726,339 shares of common stock outstanding. No shares of our preferred stock were outstanding on that date.


COMMON STOCK

     Subject to the prior rights of stockholders of our preferred stock, the stockholders of our common stock:

        - are entitled to dividends if they are declared by our board of directors out of funds legally available therefor;

        - are entitled to one vote per share;

        - have no preemptive or conversion rights;

        - are not subject to, or entitled to the benefits of, any redemption or sinking fund provision; and

        - are entitled upon liquidation to receive the remainder of our assets after the payment of corporate debts and the satisfaction of the liquidation preference of our preferred stock.

     Voting is noncumulative. All shares of our common stock outstanding on May 10, 1999 are fully paid and non-assessable.

PREFERRED STOCK

     Our board of directors is empowered, without approval of the stockholders, to cause shares of preferred stock to be issued in one or more series, with the number of shares of each series and the rights, preferences and limitations of each series to be determined by it at the time of issuance. Among the specific matters that our board of directors may determine are the rate of dividends, redemption and conversion prices and terms and amounts payable in the event of liquidations and special voting rights. The board of directors' ability to issue preferred stock on the terms it determines may be viewed as having an anti-takeover effect.

STOCKHOLDERS AGREEMENT

     On October 1, 1998, New River Capital Partners, Gerald R. Geddis, Adam D. Phillips, Albert J. Detz, and stockholders of the founding companies of Gerald Stevens Retail, among others, entered into a stockholders agreement. Under the stockholders agreement we have a "right to first offer" under which, prior to October 1, 2000, any holder of shares governed by the stockholders agreement who desires to sell shares having a market value of more than $500,000 must first offer his shares to us in the same amount and at the same price or prices. We may purchase some or all of the offered stock for at least 95% of the price or prices specified in the offer. This right to first offer does not apply to any transfers in connection with a registration of our common stock, employment or stock option agreements or any reorganization, recapitalization, merger or sale of all of our issued and outstanding capital stock.

     The stockholders agreement provides holders of shares governed by the stockholders agreement unlimited piggyback registration rights other than in connection with shelf registrations to be used in the acquisition of businesses, registrations relating to employee benefit plans and registrations constituting secondary offerings of shares issued in connection with any acquisitions of businesses or assets. However, if a proposed offering is a firm commitment underwritten offering and we are advised in writing in good faith by the managing underwriter of the securities being offered that the number of shares to be included in such registration is greater than the number of shares that can be offered without adversely affecting the offering, we may reduce the number of shares offered for the accounts of selling stockholders on a proportionate basis, based upon the number of shares held by each selling stockholder. Until October 1, 2000, if requested by the managing underwriter, each holder of shares governed by the stockholders agreement agrees not to sell, transfer or otherwise dispose of any shares, other than shares being sold under piggyback registration rights, during the 90 days following the effective date of a registration statement.

TRANSFER AGENT

     The transfer agent and registrar for our common stock is Registrar and Transfer Company, Cranford, New Jersey.

                        SHARES ELIGIBLE FOR FUTURE SALE


     Upon completion of the offering, we will have 41,726,339 shares of common stock outstanding (assuming no exercise of any stock options). All of these shares (including the 5,000,000 shares we offered hereby) are or will be tradable without restriction or further registration under the Securities Act of 1933, as amended unless the shares are held by our "affiliates," as that term is defined under Rule 144 promulgated under the Securities Act.


     We are unable to predict the effect that sales of common stock made under Rule 144, pursuant to future registration statements or otherwise, may have on any then-prevailing market price for shares of our common stock. Nevertheless, sales of a substantial amount of our common stock in the public market, or the perception that such sales could occur, could materially adversely affect the market price of our common stock as well as our ability to raise additional capital through the sale of our equity securities.


     An aggregate of up to 3,206,654 shares of common stock issuable under our stock option plans and options which we assumed in our business combination with Gerald Stevens Retail (consisting of options currently outstanding to purchase 2,321,154 shares of common stock and 885,500 shares of common stock remaining available for grant or award thereunder) may become eligible for sale without restriction to the extent they are held by persons who are not our affiliates and by affiliates pursuant to Rule 144. In addition, warrants to purchase an additional 239,948 shares of common stock are outstanding, and we currently expect to issue an additional 160,000 options in connection with the Caylx & Corolla acquisition. See "Security Ownership of Beneficial Owners and Management."


     Our officers and directors, New River Capital Partners and certain other stockholders have agreed, subject to certain exceptions, not to directly or indirectly:

        - offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of or otherwise dispose of or transfer any shares of common stock or securities convertible into or exchangeable or exercisable for or repayable with common stock, whether now owned or thereafter acquired by the person executing the agreement or with respect to which the person executing the agreement thereafter acquires the power of disposition, or file a registration statement under the Securities Act with respect to the foregoing, or

        - enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of the common stock whether any such swap or transaction is to be settled by delivery of common stock or other securities, in cash or otherwise, without the prior written consent of Merrill Lynch on behalf of the underwriters for a period of 90 days after the date of this prospectus. See "Underwriting."

                MATERIAL UNITED STATES FEDERAL TAX CONSEQUENCES
                         FOR NON-UNITED STATES HOLDERS

     The following is a general discussion of material U.S. federal income and estate tax consequences of the ownership and disposition of our common stock applicable to Non-U.S. Holders. A "Non-U.S. Holder" is a person other than:

        - an individual who is a citizen or resident of the U.S.;

        - a corporation, partnership or other entity created or organized in the U.S. or under the laws of the U.S. or of any political subdivision thereof, other than a partnership treated as foreign under U.S. Treasury regulations;

        - an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of source; and

        - a trust, in general, if it is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons.

     An individual may, subject to certain exceptions, be treated as a resident of the U.S. for U.S. federal income tax purposes, instead of a non-resident, by, among other things, being present in the U.S. for at least 31 days in the calendar year and for a total of at least 183 days during a three-year period ending in the current calendar year -- counting for these purposes all of the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year. Such residents are subject to tax as if they were U.S. citizens.

     This discussion does not consider:

        - U.S. state and local or non-U.S. tax consequences;

        - specific facts and circumstances that may be relevant to a particular Non-U.S. Holder's tax position, including, if the Non-U.S. Holder is a partnership, that the U.S. tax consequences of holding and disposing of our common stock may be affected by certain determinations made at the partner level;

        - the tax consequences for the shareholders, partners or beneficiaries of a Non-U.S. Holder;

        - special tax rules that may apply to certain Non-U.S. Holders, including without limitation, banks, insurance companies, dealers in securities and traders in securities; or

        - special tax rules that may apply to a Non-U.S. Holder that holds our common stock as part of a "straddle," "hedge" or "conversion transaction."

     The following discussion is based on provisions of the U.S. Internal Revenue Code of 1986, as amended, applicable Treasury regulations, and administrative and judicial interpretations as of the date of this prospectus, all of which may change retroactively or prospectively. The following summary is for general information. Each Non-U.S. Holder should consult a tax advisor regarding the U.S. federal tax consequences of holding and disposing of our common stock, as well as any tax consequences under the laws of any U.S. state, local or other U.S. or non-U.S. taxing jurisdiction.

DIVIDENDS

     We do not anticipate paying any cash dividends on our common stock in the foreseeable future. Should we pay dividends, dividends paid to a Non-U.S. Holder of common stock generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate that an applicable income tax treaty specifies. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

     Dividends that are effectively connected with a Non-U.S. Holder's conduct of a trade or business in the U.S. (or, if an income tax treaty applies, attributable to a permanent establishment, or, in the case of an individual, a "fixed base" in the U.S., as provided in such treaty) ("U.S. trade or business income") are generally subject to U.S. federal income tax on a net income basis at regular graduated rates, but generally are not subject to the 30% withholding tax if the Non-U.S. Holder files the appropriate U.S. Internal Revenue Service form with the payer. Any U.S. trade or business income received by a Non-U.S. Holder that is a corporation may, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or such lower rate which an applicable income tax treaty specifies.

     Dividends paid prior to 2001 to an address in a foreign country are presumed, absent actual knowledge to the contrary, to be paid to a resident of that country for purposes of the withholding discussed above and for purposes of determining the applicability of an income tax treaty rate. For dividends paid after 2000:

        - a Non-U.S. Holder of common stock that claims the benefit of an income tax treaty rate generally will be required to satisfy applicable certification and other requirements;

        - in the case of common stock held by a foreign partnership, the certification requirement generally will be applied to the partners of the partnership, and the partnership will be required to provide certain information, including a U.S. taxpayer identification number; and

        - look-through rules will apply to tiered partnerships.

     A Non-U.S. Holder of common stock that is eligible for a reduced rate of U.S. withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the U.S. Internal Revenue Service.

DISPOSITION OF COMMON STOCK

     A Non-U.S. Holder generally will not be subject to U.S. federal income tax in respect of gain recognized on a disposition of common stock unless:

        - the gain is U.S. trade or business income, in which case the branch profits tax described above may also apply to a corporate Non-U.S. Holder;

        - the Non-U.S. Holder is an individual who holds the common stock as a capital asset within the meaning of Section 1221 of the U.S. Internal Revenue Code, is present in the United States for more than 182 days in the taxable year of the disposition and meets certain other requirements; if these rules cause a Non-U.S. Holder to be subject to U.S. federal income tax on the gain on the disposition, the Non-U.S. Holder's net gains will be subject to tax at a 30% rate, unless a tax treaty reduces or eliminates the tax;

        - the Non-U.S. Holder is subject to tax under provisions of U.S. tax law applicable to certain U.S. expatriates; or

        - we are or have been a "U.S. real property holding corporation" for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition and the Non-U.S. Holder's holding period for the common stock.

     Generally, a corporation is a "U.S. real property holding corporation" if the fair market value of its "U.S. real property interests" equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. We believe that we are not now, and do not anticipate that we will become, a "U.S. real property holding corporation." Even if we are or were to become a U.S. real property holding corporation at any time during the shorter of the five-year period ending on the date of the Non-U.S. Holder's disposition of our common stock or the Non-U.S. Holder's holding period for the common stock, there will be no tax on the gain from the stock disposition so long as the Non-U.S. Holder did not own at any time during the applicable period more than 5% of our common stock and our common stock is regularly traded on an established securities market at any time during the calendar years of the disposition. A Non-U.S. Holder's ownership of common stock would include for this purpose common stock directly owned, indirectly owned through ownership of entities owning our common stock, and constructively owned from certain family members of other affiliated parties owning our common stock.

FEDERAL ESTATES TAXES

     Common stock owned or treated as owned by an individual who is a Non-U.S. Holder at the time of death will be included in the individual's gross estate for U.S. federal estate tax purposes and may be subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise.

INFORMATION REPORTING REQUIREMENTS AND BACKUP WITHHOLDING TAX

     We must report annually to the U.S. Internal Revenue Service and to each Non-U.S. Holder the amount of the dividends paid to that holder and any tax withheld with respect to those dividends. These information reporting requirements apply regardless of whether withholding is required. Copies of the information returns reporting those dividends and withholding may also be made available, under an applicable income tax treaty or agreement, to the tax authorities in the country in which the Non-U.S. Holder resides.

     Under certain circumstances, U.S. Treasury regulations require information reporting and backup withholding at a rate of 31% on certain payments on common stock. Under currently applicable law, Non-U.S. Holders of common stock generally will be exempt from these information reporting requirements and from backup withholding on dividends paid prior to 2001 to an address outside the U.S. For dividends paid after 2000, however, a Non-U.S. Holder of common stock that fails to certify its Non-U.S. Holder status in accordance with applicable U.S. Treasury regulations may be subject to backup withholding at a rate of 31% on payments of dividends.

     The payment of the proceeds of the disposition of common stock by or through the U.S. office of a broker generally will be subject to information reporting and backup withholding at a rate of 31% unless the holder certifies its status as a Non-U.S. Holder under penalties of perjury or otherwise establishes an exemption. The payment of the proceeds of the disposition by a Non-U.S. Holder of common stock by or through a non-U.S. office of a non-U.S. broker will not be subject to backup withholding or information reporting unless the non-U.S. broker is a "U.S. related person." In the case of the payment of proceeds from disposition of common stock by or through a non-U.S. office of a broker that is a U.S. person or a "U.S. related person," information reporting, but currently not backup withholding, on the payment applies unless, in general, the holder certifies its status as a Non-U.S. Holder under penalties of perjury or the broker has documentary evidence in its files that the holder is a Non-U.S. Holder and the broker has no actual knowledge to the contrary. For this purpose, a "U.S. related person" is:

        - a "controlled foreign corporation" for U.S. federal income tax purposes;

        - a foreign person 50% or more of whose gross income from all sources for the three-year period ending with the close of its taxable year preceding the payment, or for such party of the period that the broker has been in existence, is derived from activities that are effectively connected with the conduct of a U.S. trade or business; or

        - effective after 2000, a foreign partnership if, at any time during the taxable year, (A) at least 50% of the capital or profits interest in the partnership is owned by U.S. persons, or (B) the partnership is engaged in a U.S. trade or business.

     Effective after 2000, backup withholding may apply to the payment of disposition proceeds by or through a non-U.S. office of a broker that is a U.S. person or a "U.S. related person" unless certain certification requirements are satisfied or an exemption is otherwise established and the broker has no actual knowledge that the holder is a U.S. person. Non-U.S. Holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them, including changes to these rules that will become effective after 2000.

     Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder will be refunded or credited against the holder's U.S. federal income tax liability, if any, if the required information is furnished to the U.S. Internal Revenue Service.

                                  UNDERWRITING

GENERAL

     We intend to offer our common stock in the United States and Canada through a number of underwriters. Merrill Lynch, Pierce, Fenner & Smith Incorporated, Allen & Company Incorporated, Bear, Stearns & Co. Inc. and Hambrecht & Quist LLC are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in a purchase agreement among our company and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters severally and not jointly has agreed to purchase from our company, the number of shares of common stock set forth opposite its name below.

                                                                NUMBER OF
UNDERWRITER                                                      SHARES
-----------                                                     ---------
Merrill Lynch, Pierce, Fenner & Smith
             Incorporated ..................................
Allen & Company Incorporated................................
Bear, Stearns & Co. Inc.....................................
Hambrecht & Quist LLC.......................................

                                                                ---------
             Total .........................................    5,000,000
                                                                =========

     In the purchase agreement, the several underwriters have agreed, subject to the terms and conditions set forth in the agreement, to purchase all of the shares of common stock being sold under the terms of the agreement if any of the shares of common stock being sold under the terms of the agreement are purchased. In the event of a default by an underwriter, the purchase agreement provides that, in certain circumstances, the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreement may be terminated.

     We have agreed to indemnify the underwriters against some liabilities, including some liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

     The shares of common stock are being offered by the several underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the underwriters and certain other conditions. The underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part.

COMMISSIONS AND DISCOUNTS


     The representatives have advised us that the underwriters propose initially to offer the shares of common stock to the public at the initial public offering price set forth on the cover page of this prospectus, and to certain dealers at
such price less a concession not in excess of $          per share of common
stock. The underwriters may allow, and such dealers may reallow, a discount not
in excess of $          per share of common stock to certain other dealers.
After the initial public offering, the public offering price, concession and discount may be changed.

     The following table shows the per share and total public offering price, underwriting discount to be paid by us to the underwriters and the proceeds before expenses to us. This information is presented assuming either no exercise or full exercise by the underwriters of their over-allotment option.

                                                                  WITHOUT       WITH
                                                     PER SHARE     OPTION      OPTION
                                                     ---------    -------      ------
Public offering price..............................     $            $           $
Underwriting discount..............................     $            $           $
Proceeds, before expenses, to Gerald Stevens.......     $            $           $


     The expenses of the offering, exclusive of the underwriting discount, are estimated at $1.0 million and are payable by us.


OVER-ALLOTMENT OPTION

     We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to an aggregate of 750,000 additional shares of our common stock at the public offering price set forth on the cover page of this prospectus, less the underwriting discount. The underwriters may exercise this option from time to time solely to cover over-allotments, if any, made on the sale of our common stock offered hereby. To the extent that the underwriters exercise this option, each underwriter will be obligated, subject to certain conditions, to purchase a number of additional shares of our common stock proportionate to such underwriter's initial amount reflected in the foregoing table.

RESERVED SHARES


     At our request, the underwriters have reserved for sale, at the initial public offering price, up to 10% of the shares offered hereby to be sold to some of our directors, officers, employees, business associates and related persons. The number of shares of our common stock available for sale to the general public will be reduced to the extent that those persons purchase the reserved shares. Any reserved shares which are not orally confirmed for purchase within one day of the pricing of the offering will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus.


NO SALES OF SIMILAR SECURITIES


     We and our executive officers and directors, and certain stockholders holding an aggregate of at least approximately 9.3 million shares of common stock, have agreed, with certain exceptions, without the prior written consent of Merrill Lynch on behalf of the underwriters for a period of 90 days after the date of this prospectus, not to directly or indirectly,


        - offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, lend or otherwise dispose of or transfer any shares of our common stock or securities convertible into or exchangeable or exercisable for or repayable with our common stock, whether now owned or later acquired by the person executing the agreement or with respect to which the person executing the agreement later acquires the power of disposition, or file a registration statement under the Securities Act relating to any shares of our common stock or

        - enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of our common stock whether any such swap or transaction is to be settled by delivery of our common stock or other securities, in cash or otherwise, provided, that we may at any time and from time to time (1) issue shares of our common stock to third parties as consideration for our acquisition from such third parties of businesses, provided such third parties agree to the terms of this provision for 90 days from the date hereof, and (2) issue shares of our common stock in connection with the exercise of currently outstanding options and stock options issued pursuant to our stock option plans.


QUOTATION ON THE NASDAQ NATIONAL MARKET

     Our common stock is quoted on the Nasdaq National Market under the symbol "GIFT."

PRICE STABILIZATION AND SHORT POSITIONS

     Until the distribution of our common stock is completed, rules of the Securities and Exchange Commission may limit the ability of the underwriters and certain selling group members to bid for and purchase our common stock. As an exception to these rules, the representatives are permitted to engage in transactions that stabilize the price of our common stock. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of our common stock.

     If the underwriters create a short position in our common stock in connection with the offering, i.e., if they sell more shares of our common stock than are set forth on the cover page of this prospectus, the representatives may reduce that short position by purchasing our common stock in the open market. The representatives may also elect to reduce any short position by exercising all or part of the over-allotment option described above.

     In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.

     Neither our company nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither our company nor any of the underwriters makes any representation that the representatives will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

PASSIVE MARKET MAKING

     In connection with the offering, underwriters and selling group members may engage in passive market making transactions in the common stock on the Nasdaq National Market in accordance with Regulation M under the Exchange Act during a period before the commencement of offers or sales of common stock hereunder.


OTHER RELATIONSHIPS



     Allen & Company Incorporated acted as placement agent in connection with a private placement in October 1998 of approximately $20.9 million of Gerald Stevens Retail common stock for which they received customary fees. Allen & Company Incorporated and certain of its employees also purchased an aggregate of $1.4 million of Gerald Stevens Retail common stock on the same terms as the other investors in this private placement.

                                 LEGAL MATTERS

     Legal matters regarding the validity of our common stock offered under this prospectus will be passed upon on our behalf by Akerman, Senterfitt & Eidson, P.A., Miami, Florida and for the underwriters by Fried, Frank, Harris, Shriver & Jacobson (a partnership including professional corporations), New York, New York. Some attorneys employed by Akerman, Senterfitt & Eidson, P.A. own shares of our common stock.


                                    EXPERTS


     The audited supplemental consolidated financial statements as of August 31, 1998 and for the year then ended of Gerald Stevens, Inc. (formerly Florafax International, Inc.), the audited financial statements of Florafax International, Inc. as of August 31, 1998 and for the year then ended, the audited financial statements of Gerald Stevens Retail, Inc. (formerly Gerald Stevens, Inc.), Eastern Floral and Gift Shop, Inc. and subsidiary, Arizona Wholesale Floral Co. d/b/a Cactus Flower Florists, Flower Franchising, Inc. d/b/a Royer's Flowers, J.J. Fallon Company, Inc., National Flora, Phoebe Floral, Inc. and A.G.A. Flowers, Inc., included in this document or incorporated into this document by reference, have been audited by Arthur Andersen LLP, independent certified public accountants, as indicated in their reports with respect thereto, and are included in this document in reliance upon the authority of that firm as experts in giving said reports.

     Ernst & Young LLP, independent certified public accountants, have audited our consolidated financial statements for the years ended August 31, 1997 and 1996 included in our Annual Report on Form 10-KSB, as amended by Amendment No. 1 on Form 10-KSB/A and as further amended by Amendment No. 2 on Form 10-KSB/A for the year ended August 31, 1998, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our consolidated financial statements for the years ended August 31, 1997 and 1996 are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

     Ernst & Young LLP, independent certified public accountants, have audited our supplemental consolidated financial statements for the years ended August 31, 1997 and 1996 included in our Current Report on Form 8-K filed with the Securities and Exchange Commission, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our supplemental consolidated financial statements for the years ended August 31, 1997 and 1996 are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

     The audited financial statements of Boesen the Florist, Inc., Maple Lee Flowers, Inc., Maple Lee Farm 'N' Garden Center, Ltd., Dr. Delphinium Designs, Inc., Martina's Flowers & Gifts, Inc., Norton Group Inc. and Subsidiaries, and Jennie's Flower Shop, Inc. incorporated into this document by reference have been audited by PricewaterhouseCoopers LLP, independent certified public accountants, as indicated in their reports with respect thereto, and are incorporated by reference in this document in reliance upon the authority of that firm as experts in giving said reports.

     The audited combined financial statements of The Exotic Gardens, Inc. and Kuhn Flowers, Inc., incorporated by reference into this document, have been audited by Adair, Fuller, Witcher & Malcolm, P.A., independent certified public accountants, as indicated in their report with respect thereto, and are incorporated by reference in this document in reliance upon the authority of that firm as experts in giving said report.

     The audited financial statements of Calyx & Corolla, Inc. incorporated by reference in this prospectus from Gerald Stevens' Current Report on Form 8-K, dated April 30, 1999, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report which is incorporated by reference herein, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     We have filed with the Commission a Registration Statement on Form S-3 under the Securities Act with respect to the common stock offered by this prospectus. This prospectus does not contain all of the information included in the registration statement, certain portions of which are omitted as permitted by the rules and regulations of the Commission. For further information pertaining to our company and our common stock offered hereby, reference is made to the registration statement, including the exhibits and the financial statements, notes and schedules filed as a part of the registration statement. Statements contained in this prospectus regarding the contents of any contract or other document referred to in the prospectus or registration statement are not necessarily complete. In each instance reference is made to the copy of such contract or other document filed as an exhibit to the registration statement or such other document, each such statement being qualified in all respects by such reference.

     We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and file reports, proxy statements and other information with the Commission. These reports, proxy statements and other information, as well as the registration statement, exhibits and schedules, may be inspected, without charge, or copied, at prescribed rates, at the public reference facility maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. In addition, the Commission maintains an Internet site that contains reports, proxy and information statements, and other information, regarding issuers that file electronically with the Commission. The address of the Commission's site is http://www.sec.gov.

                   INCORPORATION OF INFORMATION BY REFERENCE

     We incorporate by reference the following documents which we have filed with the Commission under the Exchange Act:

          (1) Our Annual Report on Form 10-KSB for the fiscal year ended August 31, 1998, as amended on Amendment No. 1 to Form 10-KSB/A and on Amendment No. 2 to Form 10-KSB/A.

          (2) Our Current Report on Form 8-K, dated December 11, 1998.

          (3) Our Quarterly Report on Form 10-QSB for the period ended November 30, 1998, as amended by Form 10-QSB/A.

          (4) Our Quarterly Report on Form 10-QSB for the period ended February 28, 1999.


          (5) Pages F-20 to F-127 and F-146 to F-151 of our Definitive Proxy Statement on Schedule 14A, dated April 12, 1999.


          (6) Our Current Report on Form 8-K, dated April 30, 1999, filed May 3, 1999.


          (7) Our Current Report on Form 8-K, dated April 30, 1999, filed May 17, 1999, as amended on Amendment No. 1 to Form 8-K/A, filed with the Commission on June 4, 1999.



          (8) The description of our common stock contained in our Registration Statement on Form 10, dated April 27, 1971.

     You should consider all documents we file pursuant to sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this document and prior to the termination of this offering of our common stock to be incorporated by reference in this document. You should consider any statement contained in this document or in a document incorporated or considered to be incorporated by reference in this document to be modified or superseded for purposes of this document to the extent that a statement contained in any subsequently filed document which also is or is considered to be incorporated by reference in this document modifies or supersedes that statement. You should not consider any statement modified or superseded in this manner except as so modified or superseded, to constitute a part of this document.

     We will provide without charge to each person to whom this document is delivered, upon written or oral request of that person, a copy of any and all of the information that has been incorporated by reference in this document (excluding exhibits unless exhibits are specifically incorporated by reference into the requested documents). Please direct such requests to Jeffrey M. Mattson, Gerald Stevens, Inc., 301 East Las Olas Boulevard, Suite 300, Ft. Lauderdale, Florida 33301. Our telephone number is (954) 713-5000.

                                 GERALD STEVENS

                  INDEX TO PRO FORMA SUPPLEMENTAL CONSOLIDATED
                              FINANCIAL STATEMENTS
                                  (UNAUDITED)

                                                              PAGE
                                                              -----
Introduction to Pro Forma Supplemental Consolidated
  Financial Statements......................................   PF-2
Pro Forma Supplemental Consolidated Balance Sheet at
  February 28, 1999.........................................   PF-3
Pro Forma Supplemental Consolidated Statement of Operations
  for the year ended August 31, 1998........................   PF-4
Pro Forma Consolidated Statements of
  Operations -- Acquisitions Closed -- for the year ended
  September 30, 1998........................................   PF-5
Pro Forma Supplemental Consolidated Statement of Operations
  for the six months ended February 28, 1999................   PF-6
Pro Forma Consolidated Statements of
  Operations -- Acquisitions Closed -- for the periods
  indicated.................................................   PF-7
Notes to Unaudited Pro Forma Supplemental Consolidated
  Financial Statements......................................   PF-8

                                 GERALD STEVENS

              INTRODUCTION TO PRO FORMA SUPPLEMENTAL CONSOLIDATED
                              FINANCIAL STATEMENTS
                                  (UNAUDITED)

     The following pro forma supplemental consolidated financial statements present the pro forma supplemental consolidated balance sheet at February 28, 1999 and the pro forma supplemental consolidated statements of operations for the fiscal year ended August 31, 1998 and the six months ended February 28, 1999. The pro forma supplemental consolidated financial statements:

     (1) give effect to the significant acquisitions completed or probable of completion by Gerald Stevens and the private placement of common stock completed by Gerald Stevens on October 1, 1998 ("Pro Forma").

     (2) give further effect to the offering contemplated in this prospectus ("Pro Forma, As Adjusted").

     The pro forma supplemental consolidated balance sheet at February 28, 1999 presents the pro forma financial position as if (1) the significant completed and probable post February 28, 1999 acquisitions made by Gerald Stevens and (2) the offering contemplated in this prospectus, had been consummated on February 28, 1999. The pro forma supplemental consolidated statements of operations for the year ended August 31, 1998 and the six months ended February 28, 1999 present the pro forma results of operations as if (1) the significant completed and probable acquisitions made by Gerald Stevens during 1998 and 1999, the private placement and (2) the offering, had been consummated at the beginning of the periods presented.

     The pro forma supplemental consolidated financial statements are based upon available information and certain assumptions considered reasonable by management. The pro forma supplemental consolidated financial statements do not reflect all of the potential cost savings Gerald Stevens may have achieved had the acquisitions taken place at the beginning of the periods presented nor do they reflect the impact of additional corporate overhead costs that would have been incurred had Gerald Stevens Retail been in existence for the entire period presented prior to its inception on May 7, 1998. Accordingly, these statements are not indicative of the actual results of operations that might have occurred, nor are they necessarily indicative of expected results in the future.

     The pro forma supplemental consolidated financial statements should be read in conjunction with Gerald Stevens' supplemental consolidated financial statements, management's discussion, and other financial information included elsewhere in this Prospectus.

                                 GERALD STEVENS

               PRO FORMA SUPPLEMENTAL CONSOLIDATED BALANCE SHEET
                               FEBRUARY 28, 1999
                                   UNAUDITED
                             (DOLLARS IN THOUSANDS)

                                                             ACQUISITIONS CLOSED
                                                     -----------------------------------       PENDING
                                                                                             ACQUISITIONS
                                    GERALD STEVENS                 NATIONAL      EXOTIC/   ----------------    PRO FORMA
                                     SUPPLEMENTAL    PHOEBE'S       FLORA         KUHN     CALYX & COROLLA    ADJUSTMENTS
                                    --------------   --------   --------------   -------   ----------------   -----------
ASSETS
Current assets
 Cash and cash equivalents........     $ 4,768       $   437       $   900       $ 1,244       $ 3,623         $(17,727)(a)
                                                                                                                  9,151(c)
                                                                                                                   (396)(e)
 Accounts receivable, net.........       8,895           265           870           484           173               --
 Other receivables................         574            --            --            --            --               --
 Inventories......................       3,714           177             3           263         1,079               --
 Prepaid and other current
   assets.........................       1,157            17            14            94         1,656               --
 Deferred tax asset, net of
   allowance......................         150            --            --            --           229               --
                                       -------       -------       -------       -------       -------         --------
       Total current assets.......      19,258           896         1,787         2,085         6,760           (8,972)
 Property and equipment, net......       6,933           190           117         2,217         1,311           (2,010)(b)
 Intangible assets, net...........      45,012            --            --           224            --           39,429(a)
                                                                                                                   (406)(b)
 Other assets.....................         341            25            31            72           471               --
                                       -------       -------       -------       -------       -------         --------
          Total assets............     $71,544       $ 1,111       $ 1,935       $ 4,598       $ 8,542         $ 28,041
                                       =======       =======       =======       =======       =======         ========
LIABILITIES AND STOCKHOLDERS'
 EQUITY
Current liabilities
 Accounts payable.................     $10,196       $   166       $ 3,934       $   613       $ 1,773         $     --
 Accrued liabilities..............       7,924            98            81           363           156               --
 Deferred revenue.................          --            23            --            --         1,951               --
 Notes payable....................          --            --            --         2,416            --           (2,416)(b)
 Current maturities of long-term
   debt...........................          45            69            --            --           113               --
 Other current liabilities........          --            11            --            --           134               --
                                       -------       -------       -------       -------       -------         --------
 Total current liabilities........      18,165           367         4,015         3,392         4,127           (2,416)

 Long-term debt...................       1,138            26            --            --           239            9,151(c)
 Other liabilities................         254             6            --            --            --               --
                                       -------       -------       -------       -------       -------         --------
          Total liabilities.......      19,557           399         4,015         3,392         4,366            6,735
                                       -------       -------       -------       -------       -------         --------
Stockholders' equity
 Common stock.....................         346            83            --             1           132             (216)(a)
                                                                                                                     26(a)
 Preferred stock..................          --            --            --            --        11,741          (11,741)(a)
 Additional paid-in capital.......      65,482            60            --         5,219            69           (5,348)(a)
                                                                                                                 25,294(a)
 Media credits....................          --            --            --            --        (2,577)           2,577
 Treasury stock...................      (1,616)         (368)           --            --            --              368(a)
 Retained earnings................     (12,225)          937        (2,080)       (4,014)       (5,189)          10,742(a)
                                                                                                                   (396)(e)
                                       -------       -------       -------       -------       -------         --------
       Total stockholders'
        equity....................      51,987           712        (2,080)        1,206         4,176           21,306
                                       -------       -------       -------       -------       -------         --------
          Total liabilities and
            stockholders'
            equity................     $71,544       $ 1,111       $ 1,935       $ 4,598       $ 8,542         $ 28,041
                                       =======       =======       =======       =======       =======         ========


                                                                    GERALD STEVENS
                                    GERALD STEVENS    OFFERING       PRO FORMA AS
                                      PRO FORMA      ADJUSTMENTS       ADJUSTED
                                    --------------   -----------    --------------
ASSETS
Current assets
 Cash and cash equivalents........     $  2,000       $ 58,790(d)      $ 60,790
 Accounts receivable, net.........       10,687             --           10,687
 Other receivables................          574             --              574
 Inventories......................        5,236             --            5,236
 Prepaid and other current
   assets.........................        2,938             --            2,938
 Deferred tax asset, net of
   allowance......................          379             --              379
                                       --------       --------         --------
       Total current assets.......       21,814         58,790           80,604
 Property and equipment, net......        8,758             --            8,758
 Intangible assets, net...........       84,259             --           84,259
 Other assets.....................          940             --              940
                                       --------       --------         --------
          Total assets............     $115,771       $ 58,790         $174,561
                                       ========       ========         ========
LIABILITIES AND STOCKHOLDERS'
 EQUITY
Current liabilities
 Accounts payable.................     $ 16,682       $     --         $ 16,682
 Accrued liabilities..............        8,622             --            8,622
 Deferred revenue.................        1,974             --            1,974
 Notes payable....................           --             --               --
 Current maturities of long-term
   debt...........................          227             --              227
 Other current liabilities........          145             --              145
                                       --------       --------         --------
 Total current liabilities........       27,650             --           27,650
 Long-term debt...................       10,554        (10,554)(d)           --
 Other liabilities................          260             --              260
                                       --------       --------         --------
          Total liabilities.......       38,464        (10,554)          27,910
                                       --------       --------         --------
Stockholders' equity
 Common stock.....................          372             50(d)           422
 Preferred stock..................           --             --               --
 Additional paid-in capital.......       90,776         69,294(d)       160,070
 Media credits....................           --             --               --
 Treasury stock...................       (1,616)            --           (1,616)
 Retained earnings................      (12,225)            --          (12,225)
                                       --------       --------         --------
       Total stockholders'
        equity....................       77,307         69,344          146,651
                                       --------       --------         --------
          Total liabilities and
            stockholders'
            equity................     $115,771       $ 58,790         $174,561
                                       ========       ========         ========


The accompanying notes are an integral part of these pro forma supplemental consolidated financial statements

                                 GERALD STEVENS

          PRO FORMA SUPPLEMENTAL CONSOLIDATED STATEMENT OF OPERATIONS
                       FOR THE YEAR ENDED AUGUST 31, 1998
                                   UNAUDITED
                  (DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)


                                                                 PENDING                                                GERALD
                                                               ACQUISITION                   GERALD                     STEVENS
                              GERALD STEVENS   ACQUISITIONS      CALYX &       PRO FORMA     STEVENS     OFFERING      PRO FORMA
                               SUPPLEMENTAL       CLOSED         COROLLA      ADJUSTMENTS   PRO FORMA   ADJUSTMENTS   AS ADJUSTED
                              --------------   ------------   -------------   -----------   ---------   -----------   -----------
Revenue:
  Product sales.............     $    --         $71,671         $18,093        $    --      $89,764      $    --      $ 89,764
  Service & other revenue...      13,391          19,049           1,972             --       34,412           --        34,412
                                 -------         -------         -------        -------      -------      -------      --------
        Total revenue.......      13,391          90,720          20,065             --      124,176           --       124,176
                                 -------         -------         -------        -------      -------      -------      --------
Operating costs and
  expenses:
  Cost of product sales.....          --          32,543           6,034             --       38,577           --        38,577
  Operating expenses........          --          36,097              --         (1,608)(a)   37,107           --        37,107
                                                                                  2,618(b)
  Selling, general, and
    administrative
    expenses................      16,467          15,189          15,160             --       46,816           --        46,816
                                 -------         -------         -------        -------      -------      -------      --------
  Total operating costs and
    expenses................      16,467          83,829          21,194          1,010      122,500           --       122,500
                                 -------         -------         -------        -------      -------      -------      --------
        Operating income
          (loss)............      (3,076)          6,891          (1,129)        (1,010)       1,676           --         1,676
                                 -------         -------         -------        -------      -------      -------      --------
Other
  Interest expense..........         (82)           (592)            (24)          (257)(c)     (955)         955(f)         --
  Interest income...........         165              96             285             --          546           --           546
  Other income (expense),
    net.....................          43             713              --             --          756           --           756
                                 -------         -------         -------        -------      -------      -------      --------
        Total other.........         126             217             261           (257)         347          955         1,302
                                 -------         -------         -------        -------      -------      -------      --------
        Income (loss) before
          income taxes......      (2,950)          7,108            (868)        (1,267)       2,023          955         2,978
  Provision (benefit) for
    income taxes............        (682)          2,712            (380)          (341)(d)    1,309          380(d)      1,689
                                 -------         -------         -------        -------      -------      -------      --------
  Net income (loss).........     $(2,268)        $ 4,396         $  (488)       $  (926)     $   714      $   575      $  1,289
                                 =======         =======         =======        =======      =======      =======      ========
  Earnings (loss) per share:
    Basic...................     $ (0.26)                                                    $  0.02                   $   0.03
    Diluted.................     $ (0.26)                                                    $  0.02                   $   0.03
  Weighted average shares
    outstanding:
    Basic...................       8,581                                                      36,255                     41,255
    Diluted.................       8,581                                                      37,291                     42,291


The accompanying notes are an integral part of these pro forma supplemental consolidated financial statements

                                 GERALD STEVENS

                 PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                              ACQUISITIONS CLOSED
                     FOR THE YEAR ENDED SEPTEMBER 30, 1998
                             (DOLLARS IN THOUSANDS)


                        ROYERS     BOESEN     MAPLE     DR. DEL   CACTUS       AGA     EASTERN    MARTINAS   NORTONS    JENNIES
                        -------    -------   -------    -------   -------    -------   -------    --------   --------   --------
Revenue:
 Product sales........  $13,566    $ 4,898   $ 5,980    $3,293    $ 3,972    $10,936   $ 6,356    $  1,662   $  2,151   $  3,697
 Service & other
   revenue............    2,475        522       419       194        825         --       476         179        270        421
                        -------    -------   -------    -------   -------    -------   -------    --------   --------   --------
     Total revenue....   16,041      5,420     6,399     3,487      4,797     10,936     6,832       1,841      2,421      4,118
                        -------    -------   -------    -------   -------    -------   -------    --------   --------   --------

Operating costs and
 expenses:
 Cost of product
   sales..............    4,026      2,133     2,333     1,129      1,410      8,323     2,560         845        839      1,412
 Operating expense....    9,101      2,277     1,936     1,430      2,292        428     3,791         602      1,176      1,743
 Selling, general, and
   administrative
   expenses...........    2,123      1,027     1,795       575        968      1,676       214         286        281      1,028
                        -------    -------   -------    -------   -------    -------   -------    --------   --------   --------
 Total operating costs
   and expenses.......   15,250      5,437     6,064     3,134      4,670     10,427     6,565       1,733      2,296      4,183
                        -------    -------   -------    -------   -------    -------   -------    --------   --------   --------
     Operating income
      (loss)..........      791        (17)      335       353        127        509       267         108        125        (65)
                        -------    -------   -------    -------   -------    -------   -------    --------   --------   --------

Other
 Interest expense.....      (14)       (23)      (10)       --        (20)       (27)      (57)        (72)        (3)       (35)
 Interest income......       42         --        --        --          1         11        --          --         --         --
 Other income
   (expense), net.....       89         --        38        --         --         --       153           5         31        141
                        -------    -------   -------    -------   -------    -------   -------    --------   --------   --------
 Total other..........      117        (23)       28        --        (19)       (16)       96         (67)        28        106
                        -------    -------   -------    -------   -------    -------   -------    --------   --------   --------
     Income (loss)
      before income
      taxes...........      908        (40)      363       353        108        493       363          41        153         41

 Provision (benefit)
   for income taxes...      368(e)     (17)      130(e)    144         43(e)     159       111(e)       --         35         20
                        -------    -------   -------    -------   -------    -------   -------    --------   --------   --------
 Net income (loss)....  $   540    $   (23)  $   233    $  209    $    65    $   334   $   252    $     41   $    118   $     21
                        =======    =======   =======    =======   =======    =======   =======    ========   ========   ========

                                                                          TOTAL
                                               NATIONAL    EXOTIC/     ACQUISITION
                        FALLONS    PHOEBE'S     FLORA        KUHN        CLOSED
                        --------   --------    --------    --------    -----------
Revenue:
 Product sales........  $  2,490   $ 3,750     $     --    $  8,920     $ 71,671
 Service & other
   revenue............       551       427       10,023       2,267       19,049
                        --------   --------    --------    --------     --------
     Total revenue....     3,041     4,177       10,023      11,187       90,720
                        --------   --------    --------    --------     --------
Operating costs and
 expenses:
 Cost of product
   sales..............     1,109     2,422           --       4,002       32,543
 Operating expense....     1,019     1,280        3,622       5,400       36,097
 Selling, general, and
   administrative
   expenses...........       614       291        2,828       1,483       15,189
                        --------   --------    --------    --------     --------
 Total operating costs
   and expenses.......     2,742     3,993        6,450      10,885       83,829
                        --------   --------    --------    --------     --------
     Operating income
      (loss)..........       299       184        3,573         302        6,891
                        --------   --------    --------    --------     --------
Other
 Interest expense.....       (46)       (9)         (67)       (209)        (592)
 Interest income......        --        26           13           3           96
 Other income
   (expense), net.....         1        41           --         214          713
                        --------   --------    --------    --------     --------
 Total other..........       (45)       58          (54)          8          217
                        --------   --------    --------    --------     --------
     Income (loss)
      before income
      taxes...........       254       242        3,519         310        7,108
 Provision (benefit)
   for income taxes...        89        98(e)     1,408(e)      124(e)     2,712
                        --------   --------    --------    --------     --------
 Net income (loss)....  $    165   $   144     $  2,111    $    186     $  4,396
                        ========   ========    ========    ========     ========


The accompanying notes are an integral part of these pro forma supplemental consolidated financial statements

                                 GERALD STEVENS

          PRO FORMA SUPPLEMENTAL CONSOLIDATED STATEMENT OF OPERATIONS
                   FOR THE SIX MONTHS ENDED FEBRUARY 28, 1999
                                   UNAUDITED
                  (DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)


                                                                 PENDING                                                GERALD
                                   GERALD                      ACQUISITION                   GERALD                     STEVENS
                                  STEVENS      ACQUISITIONS      CALYX &       PRO FORMA     STEVENS     OFFERING      PRO FORMA
                                SUPPLEMENTAL      CLOSED         COROLLA      ADJUSTMENTS   PRO FORMA   ADJUSTMENTS   AS ADJUSTED
                                ------------   ------------   -------------   -----------   ---------   -----------   -----------
Revenue:
  Product sales...............    $28,373        $11,541         $ 9,283        $    --      $49,197       $ --         $49,197
  Service & other revenue.....     11,622          6,912           1,233             --       19,767         --          19,767
                                  -------        -------         -------        -------      -------       ----         -------
        Total revenue.........     39,995         18,453          10,516             --       68,964         --          68,964
                                  -------        -------         -------        -------      -------       ----         -------
Operating costs and expenses:
  Cost of product sales.......     12,744          5,383           3,400             --       21,527         --          21,527
  Operating expense...........     13,356          6,440              --           (134)(a)   20,629         --          20,629
                                                                                    967(b)
  Selling, general, and
    administrative expenses...     14,260          5,299           9,033             --       28,592         --          28,592
  Merger expense..............      4,051             --              --         (4,051)(g)       --                         --
                                  -------        -------         -------        -------      -------       ----         -------
  Total operating costs and
    expenses..................     44,411         17,122          12,433         (3,218)      70,748         --          70,748
                                  -------        -------         -------        -------      -------       ----         -------
        Operating income
          (loss)..............     (4,416)         1,331          (1,917)         3,218       (1,784)        --          (1,784)
                                  -------        -------         -------        -------      -------       ----         -------
Other
  Interest expense............       (183)          (144)            (19)          (280)(c)     (626)       626(f)           --
  Interest income.............        173             35              99             --          307         --             307
  Other income (expense),
    net.......................         96            748             223             --        1,067         --           1,067
                                  -------        -------         -------        -------      -------       ----         -------
        Total other...........         86            639             303           (280)         748        626           1,374
                                  -------        -------         -------        -------      -------       ----         -------
        Income (loss) before
          income taxes........     (4,330)         1,970          (1,614)         2,938       (1,036)       626            (410)
  Provision (benefit) for
    income taxes..............      2,127            867              --         (2,265)(d)      729        251(d)          980
                                  -------        -------         -------        -------      -------       ----         -------
  Net income (loss)...........    $(6,457)       $ 1,103         $(1,614)       $ 5,203      $(1,765)      $375         $(1,390)
                                  =======        =======         =======        =======      =======       ====         =======
  Earnings (loss) per share:
    Basic.....................    $ (0.21)                                                   $ (0.05)                   $ (0.03)
    Diluted...................    $ (0.21)                                                   $ (0.05)                   $ (0.03)
  Weighted average shares
    outstanding:
    Basic.....................     31,198                                                     36,255                     41,255
    Diluted...................     31,198                                                     36,255                     41,255


The accompanying notes are an integral part of these pro forma supplemental consolidated financial statements

                                 GERALD STEVENS

                 PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                              ACQUISITIONS CLOSED
                                  (UNAUDITED)
                             (DOLLARS IN THOUSANDS)

                                   FOR THE PERIOD FROM SEPTEMBER 1, 1998 TO ACQUISITION DATE
                       ----------------------------------------------------------------------------------
                       ROYERS     BOESEN     MAPLE     DR. DEL   CACTUS       AGA     EASTERN    MARTINAS
                       -------    -------   -------    -------   -------    -------   -------    --------
Revenue:
 Product sales.......  $   948    $   337   $   375    $  241    $   272    $   586   $   453    $    114
 Service & other
   revenue...........      144         35        27        15         53          1        31          13
                       -------    -------   -------    -------   -------    -------   -------    --------
     Total revenue...    1,092        372       402       256        325        587       484         127
                       -------    -------   -------    -------   -------    -------   -------    --------

Operating costs and
 expenses:
 Cost of product
   sales.............      341        120       142        91         81        456       185          51
 Operating expense...      762        182       252       121        218        118       288          35
 Selling, general,
   and administrative
   expenses..........      507         40        40        51         66         49        41          45
                       -------    -------   -------    -------   -------    -------   -------    --------
 Total operating
   costs and
   expenses..........    1,610        342       434       263        365        623       514         131
                       -------    -------   -------    -------   -------    -------   -------    --------
     Operating income
      (loss).........     (518)        30       (32)       (7)       (40)       (36)      (30)         (4)
                       -------    -------   -------    -------   -------    -------   -------    --------

Other
 Interest expense....       (8)        (2)       --        (1)        --         --        (5)         --
 Interest income.....        7         --        --        --         --         --         4          --
 Other income
   (expense), net....       92         --       (10)       --         --         --       180          --
                       -------    -------   -------    -------   -------    -------   -------    --------
 Total other.........       91         (2)      (10)       (1)        --         --       179          --
                       -------    -------   -------    -------   -------    -------   -------    --------
     Income (loss)
      before income
      taxes..........     (427)        28       (42)       (8)       (40)       (36)      149          (4)

 Provision (benefit)
   for income
   taxes.............     (171)(e)     11         4(e)     35         --(e)      --        43(e)       --
                       -------    -------   -------    -------   -------    -------   -------    --------
 Net income (loss)...  $  (256)   $    17   $   (46)   $  (43)   $   (40)   $   (36)  $   106    $     (4)
                       =======    =======   =======    =======   =======    =======   =======    ========

                                                                    FOR THE SIX MONTH PERIODS ENDED
                                                                  ------------------------------------
                                        FOR THE PERIOD                                    FEBRUARY 28,
                                    FROM SEPTEMBER 1, 1998          MARCH 31, 1999           1999
                                     TO ACQUISITION DATE          -------------------     ------------       TOTAL
                                ------------------------------               EXOTIC/       NATIONAL       ACQUISITIONS
                                 NORTONS    JENNIES    FALLONS    PHOEBE'S      KUHN         FLORA           CLOSED
                                --------   --------   --------   --------    --------    ------------     ------------
Revenue:
 Product sales.......           $    113   $  1,053   $    220   $ 1,900     $  4,929      $     --         $ 11,541
 Service & other
   revenue...........                 18        151         41       237        1,203         4,943            6,912
                                --------   --------   --------   --------    --------      --------         --------
     Total revenue...                131      1,204        261     2,137        6,132         4,943           18,453
                                --------   --------   --------   --------    --------      --------         --------
Operating costs and
 expenses:
 Cost of product
   sales.............                 47        383        114     1,168        2,204            --            5,383
 Operating expense...                 79        639        106       644        2,996            --            6,440
 Selling, general,
   and administrative
   expenses..........                 29        205         35       180          583         3,428            5,299
                                --------   --------   --------   --------    --------      --------         --------
 Total operating
   costs and
   expenses..........                155      1,227        255     1,992        5,783         3,428           17,122
                                --------   --------   --------   --------    --------      --------         --------
     Operating income
      (loss).........                (24)       (23)         6       145          349         1,515            1,331
                                --------   --------   --------   --------    --------      --------         --------
Other
 Interest expense....                 (2)       (23)        (3)       (4)         (86)          (10)            (144)
 Interest income.....                 --         --         --        13            6             5               35
 Other income
   (expense), net....                  3         33         --         3           30           417              748
                                --------   --------   --------   --------    --------      --------         --------
 Total other.........                  1         10         (3)       12          (50)          412              639
                                --------   --------   --------   --------    --------      --------         --------
     Income (loss)
      before income
      taxes..........                (23)       (13)         3       157          299         1,927            1,970
 Provision (benefit)
   for income
   taxes.............                 --         (9)        --        63(e)       120(e)        771(e)           867
                                --------   --------   --------   --------    --------      --------         --------
 Net income (loss)...           $    (23)  $     (4)  $      3   $    94     $    179      $  1,156         $  1,103
                                ========   ========   ========   ========    ========      ========         ========


The accompanying notes are an integral part of these pro forma supplemental consolidated financial statements

                                 GERALD STEVENS

                   NOTES TO UNAUDITED PRO FORMA SUPPLEMENTAL
                       CONSOLIDATED FINANCIAL STATEMENTS

1. HISTORICAL FINANCIAL STATEMENTS

     The supplemental historical financial data presented in these pro forma supplemental consolidated financial statements represents the consolidated financial position of Gerald Stevens and subsidiaries at February 28, 1999 and their results of operations for the year ended August 31, 1998 and the six months ended February 28, 1999 restated to give effect to the merger with Gerald Stevens Retail. The historical balance sheet data presented for the post February 28, 1999 acquisitions of Gerald Stevens represents the financial position of each acquired business at March 31, 1999 except that the financial position of National Flora is presented at February 28, 1999. Acquisitions closed through February 28, 1999 are included in Gerald Stevens' historical supplemental consolidated balance sheet at February 28, 1999. The results of operations for the year ended August 31, 1998 include the results of the acquisitions of Gerald Stevens for the year ended September 30, 1998, except that the results of Arizona Wholesale Floral, Inc. ("Cactus") are for the year ended August 31, 1998, while the results of J.J. Fallon Company, Inc. and Calyx & Corolla are presented for the year ended June 30, 1998. The results of operations for the six months ended February 28, 1999 include the results of the acquisitions of Gerald Stevens from September 1, 1998 to acquisition date with the exception of Phoebe's, The Exotic Gardens, Inc./Kuhn Flowers, Inc. and Calyx & Corolla which are presented for the six months ended March 31, 1999 and National Flora which is presented for the six months ended February 28, 1999.

2. GERALD STEVENS ACQUISITIONS


     During the period from October 1, 1998 to February 28, 1999, Gerald Stevens completed the acquisition of seventeen retail florist businesses, one internet based order generation business, and also acquired AGA Flowers, Inc. ("AGA"), a floral import business. Based upon insignificance, the pre-acquisition results of operations of seven of the seventeen retail florist businesses and the internet based order generation business acquired by Gerald Stevens have not been included in the pro forma supplemental consolidated financial statements. During the period from February 28, 1999 to June 2, 1999, Gerald Stevens acquired or entered into probable agreements to acquire six retail florist businesses and a small order generation business and also acquired National Flora, a floral order generator. Based upon insignificance, the pre-acquisition results of operations of four of these retail florist businesses and the small order generation business have not been included in the pro forma supplemental consolidated financial statements. During May 1999, Gerald Stevens entered into an agreement to acquire Calyx & Corolla, a floral catalog and internet business. The acquisition is considered probable by the Company and is expected to be consummated in June 1999. All acquired businesses have been accounted for in the pro forma consolidated financial statements using the purchase method of accounting. The pro forma supplemental consolidated financial statements reflect Gerald Stevens preliminary allocations of purchase prices, which will be subject to further adjustments as Gerald Stevens finalizes the allocations of purchase prices in accordance with generally accepted accounting principles.

                                 GERALD STEVENS

                   NOTES TO UNAUDITED PRO FORMA SUPPLEMENTAL
                CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The following table summarizes the acquisitions of Gerald Stevens which were included in the pro forma consolidated financial statements on a pro forma basis:


                                      ACQUISITION                   TANGIBLE   INTANGIBLE
                                         DATE       CONSIDERATION    ASSETS      ASSETS     LIABILITIES
                                      -----------   -------------   --------   ----------   -----------
                                                           (DOLLARS IN THOUSANDS)
Flower Franchising, Inc.
  ("Royers")........................    10/1/98        $11,158      $ 4,797     $ 7,483       $ 1,122
Boesen the Florist, Inc.
  ("Boesen")........................    10/1/98          5,150        1,619       4,131           600
Maple Lee Flowers, Inc. and Maple
  Lee Farm 'N' Garden Center, Ltd.
  ("Maple").........................    10/1/98          4,698        1,387       4,310           999
Dr.Delphinium Designs, Inc. ("Dr.
  Del").............................    10/1/98          3,102          545       2,894           337
Arizona Wholesale Floral, Inc.
  ("Cactus")........................    10/1/98          3,000          542       3,217           759
AGA Flowers, Inc. ("AGA")...........    10/1/98          2,935        1,263       2,333           661
Eastern Floral & Gift Shop, Inc.
  ("Eastern").......................    10/1/98          2,924        2,043       1,839           958
Martina's Flowers & Gifts, Inc.
  ("Martinas")......................    10/1/98          1,948          366       1,909           327
Norton Group, Inc. & Subsidiaries
  ("Nortons").......................    10/1/98          1,566          532       1,229           195
J.J. Fallon Company, Inc.
  ("Fallons").......................    10/1/98          1,917          625       1,483           191
Jennie's Flower Shop, Inc.
  ("Jennies").......................    12/7/98          3,575          531       3,343           299
National Flora......................     3/3/99         19,727        1,935      21,807         4,015
Phoebe's............................    3/31/99          2,817          715       2,501           399
The Exotic Gardens, Inc. and Kuhn
  Flowers, Inc. ("Exotic/Kuhn").....    4/30/99          6,200        2,588       4,588           976
Calyx & Corolla.....................    Pending         14,303        8,542      10,127         4,366
                                                       -------      -------     -------       -------
Total Gerald Stevens Acquisitions...                   $85,020      $28,030     $73,194       $16,204
                                                       =======      =======     =======       =======


     The purchase agreements for Eastern and Cactus provide that additional consideration will be paid to the sellers contingent upon the occurrence of certain specified future events. Since the outcome of these contingencies is not presently determinable, no consideration has been recorded. Gerald Stevens management believes that the amount of any contingent consideration determined to be payable in the future will not be material.

3. PRO FORMA ADJUSTMENTS

  BALANCE SHEET

a. Represents preliminary adjustments to record the post February 28, 1999 acquisitions of Gerald Stevens, including: (i) the consideration paid by Gerald Stevens in connection with such acquisitions, including repayment of assumed debt and liabilities, (ii) the elimination of the historical stockholders' equity account balances of these acquired businesses and (iii) the allocation of excess purchase prices over individual assigned values to goodwill.

b. To adjust for real estate assets not acquired and related debt not assumed in connection with Gerald Stevens acquisition of Exotic/Kuhn.

                                 GERALD STEVENS

                   NOTES TO UNAUDITED PRO FORMA SUPPLEMENTAL
                CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

c. Represents borrowings under Gerald Stevens Retail's revolving credit facility related to its post February 28, 1999 acquisitions.

d. Assumes an offering of 5 million shares at an estimated price of $15 per share, less underwriting fees and miscellaneous costs. Assumes further that pro forma debt related to acquisitions is retired.


e. Adjustment for cash not acquired from Phoebe's.


  STATEMENTS OF OPERATIONS

a. Adjustment to reduce historical pre-acquisition compensation and benefits of certain former owners and executives of the Gerald Stevens Acquisitions to amounts consistent with employment arrangements entered into with these individuals.

b. Adjustment to recognize the amortization of goodwill resulting from the Gerald Stevens retail florists and AGA acquisitions using an estimated life of 40 years, and its acquisitions of National Flora and Calyx and Corolla using an estimated life of 20 years. Management believes that 40 years and 20 years, respectively, are reasonable lives for goodwill in light of the characteristics present in the floral industry such as the significant number of years that the industry has been in existence, recent industry growth and consumer trends in purchasing flowers for many different occasions, and the long-term need for the timely design and delivery of floral arrangements by local florists. In addition, Gerald Stevens has focused on acquiring well established companies that have been in existence for many years.


c. To record interest on borrowings related to acquisitions under Gerald Stevens Retail's revolving credit facility, net of interest reductions related to debt not assumed or paid off at date of acquisition. Based upon current market rates, an incremental borrowing rate of 8.0% was used to determine interest on the amounts borrowed under the credit facility. A change of one-eighth of a percent would result in a $11 thousand increase or reduction in the pro forma adjustment to annual interest expense.


d. To adjust income taxes based on normalized rates in effect during the period as if the entities had filed a consolidated tax return for the period presented.


e. To record pro forma provision for income taxes for entities which were S corporations during the year ended August 31, 1998, assuming an effective rate of 40.0%.


f. Represents the elimination of interest expense due to the retirement of debt with a portion of the proceeds from the contemplated offering.

g. To eliminate non-recurring merger expenses, including investment banking, legal, and accounting costs.

                                 GERALD STEVENS

                   NOTES TO UNAUDITED PRO FORMA SUPPLEMENTAL
                CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

4. PRO FORMA SUPPLEMENTAL DILUTED AND BASIC EARNINGS PER SHARE

     Pro forma supplemental diluted and basic earnings per share are calculated based on the weighted average shares outstanding during the year ended August 31, 1998 and the six months ended February 28, 1999, and gives effect to the shares issued for acquisitions, in the private placement and in the contemplated offering as if these shares were outstanding at the beginning of the year, excluding shares issued in connection with the acquisition of insignificant businesses. The shares used to calculate pro forma diluted and basic earnings per share are as follows:


                                                                                   SIX MONTHS ENDED
                                                  YEAR ENDED AUGUST 31, 1998       FEBRUARY 28, 1999
                                                  ---------------------------   -----------------------
                                                    DILUTED         BASIC        DILUTED       BASIC
                                                  ------------   ------------   ----------   ----------
Average Shares Outstanding......................   41,254,705     41,254,705    41,254,705   41,254,705
Common Stock Equivalents........................    1,036,129             --            --           --
                                                   ----------     ----------    ----------   ----------
                                                   42,290,834     41,254,705    41,254,705   41,254,705
                                                   ==========     ==========    ==========   ==========

             GERALD STEVENS, FORMERLY FLORAFAX INTERNATIONAL, INC.

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              -----
REGISTRANT
Reports of Independent Certified Public Accountants.........    F-2
Supplemental Consolidated Balance Sheets as of February 28,
  1999 (unaudited) and August 31, 1998 and 1997.............    F-4
Supplemental Consolidated Statements of Operations for the
  six month periods ended February 28, 1999 and 1998
  (unaudited), and the years ended August 31, 1998, 1997 and
  1996......................................................    F-5
Supplemental Consolidated Statements of Stockholders' Equity
  for the six months ended February 28, 1999 (unaudited) and for the years ended August 31, 1998, 1997 and
  1996......................................................    F-6
Supplemental Consolidated Statements of Cash Flows for the
  six month periods ended February 28, 1999 and 1998
  (unaudited), and the years ended August 31, 1998, 1997 and
  1996......................................................    F-7
Notes to Supplemental Consolidated Financial Statements.....    F-8

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders of Gerald Stevens, Inc. (formerly Florafax International, Inc.):


     We have audited the balance sheet of Gerald Stevens Retail, Inc. (formerly Gerald Stevens, Inc.) (a Delaware corporation) as of August 31, 1998, and the related statements of operations, stockholders' equity and cash flows for the period from inception (May 7, 1998) to August 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.


     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gerald Stevens Retail, Inc. as of August 31, 1998, and the results of its operations and its cash flows for the period from inception (May 7, 1998) to August 31, 1998 in conformity with generally accepted accounting principles.


     We have also audited the accompanying supplemental consolidated balance sheet of Gerald Stevens, Inc. (formerly Florafax International, Inc.) and subsidiaries as of August 31, 1998, and the related supplemental consolidated statements of operations, stockholders' equity and cash flows for the year then ended. The supplemental consolidated financial statements give retroactive effect to the merger with Gerald Stevens Retail, Inc. on April 30, 1999, which has been accounting for as a pooling of interests as described in Note 1. These supplemental consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these supplemental consolidated financial statements based on our audit.


     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the supplemental consolidated financial statements referred to above present fairly, in all material respects, the financial position of Gerald Stevens, Inc. and subsidiaries as of August 31, 1998 and the results of their operations and their cash flows for the year then ended, after giving retroactive effect to the merger with Gerald Stevens Retail, Inc. as described in Note 1, in conformity with generally accepted accounting principles.

ARTHUR ANDERSEN LLP

Miami, Florida,
  May 13, 1999.

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

The Board of Directors and Stockholders of
Gerald Stevens, Inc.
(Formerly Florafax International, Inc.)

     We have audited the supplemental consolidated balance sheets of Gerald Stevens, Inc. (formerly Florafax International, Inc. and formed as a result of the combination of Gerald Stevens, Inc. and Florafax International, Inc.) as of August 31, 1997 and the related supplemental consolidated statements of operations, stockholder's equity, and cash flows for each of the two years in the period ended August 31, 1997. The supplemental consolidated financial statements give retroactive effect to the merger of Gerald Stevens, Inc. and Florafax International, Inc. on April 30, 1999, which has been accounted for using the pooling of interests method as described in the notes to the supplemental consolidated financial statements. These supplemental financial statements are the responsibility of the management of Gerald Stevens, Inc. Our responsibility is to express an opinion on these supplemental financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

     In our opinion, the supplemental financial statements referred to above present fairly, in all material respects, the consolidated financial position of Gerald Stevens, Inc. (formerly known as Florafax International, Inc.) at August 31, 1997, and the consolidated results of its operations and its cash flows for each of the two years in the period August 31, 1997, after giving retroactive effect to the merger of Gerald Stevens, Inc., as described in the notes to the supplemental consolidated financial statements, in conformity with generally accepted accounting principles.

                                          /s/ Ernst & Young LLP

Tampa, Florida
October 8, 1998

                              GERALD STEVENS, INC.
                    (FORMERLY FLORAFAX INTERNATIONAL, INC.)

                    SUPPLEMENTAL CONSOLIDATED BALANCE SHEETS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                                    AUGUST 31,
                                                              FEBRUARY 28,   ------------------------
                                                                  1999           1998          1997
                                                              ------------   -------------   --------
                                                              (UNAUDITED)
ASSETS
CURRENT ASSETS:
  Cash and cash equivalents                                     $  4,768        $ 7,148      $ 4,267
  Accounts receivable, net of allowance for doubtful
    accounts of $1,010 (unaudited), $482 and $509 at
    February 28, 1999, August 31, 1998, and August 31, 1997,
    respectively............................................       8,895          1,421        1,317
  Other receivables.........................................         574            371          437
  Inventories...............................................       3,714             --           --
  Subscription receivable...................................          --          4,183           --
  Deferred tax asset, net of allowance......................         150            775          264
  Prepaid and other current assets..........................       1,157            165           40
                                                                --------        -------      -------
        Total current assets................................      19,258         14,063        6,325
                                                                --------        -------      -------
PROPERTY AND EQUIPMENT, net.................................       6,933          2,046          943
                                                                --------        -------      -------
OTHER ASSETS:
  Intangible assets, net....................................      45,012          3,791        2,090
  Deferred tax asset, net of allowance......................          --          1,407        1,236
  Other.....................................................         341             28           --
                                                                --------        -------      -------
        Total other assets..................................      45,353          5,226        3,326
                                                                --------        -------      -------
        Total assets........................................    $ 71,544        $21,335      $10,594
                                                                ========        =======      =======
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Current maturities of long-term debt......................    $     45        $    80      $    --
  Accounts payable..........................................      10,196          4,336        3,754
  Accrued expenses..........................................       7,924          2,099        1,455
                                                                --------        -------      -------
        Total current liabilities...........................      18,165          6,515        5,209
LONG-TERM DEBT, LESS CURRENT MATURITIES.....................       1,138          2,018           80
OTHER.......................................................         254             52           52
                                                                --------        -------      -------
        Total liabilities...................................      19,557          8,585        5,341
                                                                --------        -------      -------
COMMITMENTS AND CONTINGENCIES
  (Notes 6 and 12)
STOCKHOLDERS' EQUITY:
  Preferred stock, $10 par value, 600,000 shares authorized,
    none issued.............................................          --             --           --
  Common stock $0.01 par value, 250,000,000 shares
    authorized, 34,581,500 (unaudited), 21,954,483, and
    8,253,004 shares issued and outstanding as of February
    28, 1999, August 31, 1998, and August 31, 1997,
    respectively............................................         346            220           83
  Additional paid-in capital................................      65,482         19,914       10,108
  Accumulated deficit.......................................     (12,225)        (5,768)      (3,500)
  Treasury stock, at cost, 519,975 (unaudited), 519,975 and
    480,975 shares at February 28, 1999, August 31, 1998,
    and August 31, 1997, respectively.......................      (1,616)        (1,616)      (1,438)
                                                                --------        -------      -------
        Total stockholders' equity..........................      51,987         12,750        5,253
                                                                --------        -------      -------
        Total liabilities and stockholders' equity..........    $ 71,544        $21,335      $10,594
                                                                ========        =======      =======


 The accompanying notes are an integral part of these supplemental consolidated balance sheets.

                              GERALD STEVENS, INC.
                    (FORMERLY FLORAFAX INTERNATIONAL, INC.)

               SUPPLEMENTAL CONSOLIDATED STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                SIX MONTHS ENDED
                                                  FEBRUARY 28,           YEAR ENDED AUGUST 31,
                                                -----------------   --------------------------------
                                                 1999      1998         1998         1997     1996
                                                -------   -------   -------------   ------   -------
                                                   (UNAUDITED)
REVENUE:
  Product sales, net..........................  $28,373   $    --      $    --      $   --   $    --
  Service and other revenue...................   11,622     8,194       13,391      11,609    10,299
                                                -------   -------      -------      ------   -------
                                                 39,995     8,194       13,391      11,609    10,299
                                                -------   -------      -------      ------   -------
OPERATING COSTS AND EXPENSES:
  Cost of product sales.......................   12,744        --           --          --        --
  Operating...................................   13,356        --           --          --        --
  Selling, general and administrative.........   14,260     7,133       12,972       9,691     8,737
  Contract modification charge................       --        --        3,495          --        --
  Merger expenses.............................    4,051        --           --          --        --
                                                -------   -------      -------      ------   -------
                                                 44,411     7,133       16,467       9,691     8,737
                                                -------   -------      -------      ------   -------
          Operating income (loss).............   (4,416)    1,061       (3,076)      1,918     1,562
                                                -------   -------      -------      ------   -------
OTHER INCOME (EXPENSE):
  Interest expense............................     (183)       (3)         (82)         (6)     (361)
  Interest income.............................      173        76          165         183       115
  Other.......................................       96         8           43         819         1
                                                -------   -------      -------      ------   -------
                                                     86        81          126         996      (245)
                                                -------   -------      -------      ------   -------
          Income (loss) before income taxes...   (4,330)    1,142       (2,950)      2,914     1,317
PROVISION (BENEFIT) FOR INCOME TAXES..........    2,127       424         (682)       (519)     (817)
                                                -------   -------      -------      ------   -------
          Income (loss) before extraordinary
            item..............................   (6,457)      718       (2,268)      3,433     2,134
EXTRAORDINARY ITEM, net of income taxes.......       --        --           --          --       128
                                                -------   -------      -------      ------   -------
     Net income (loss)........................  $(6,457)  $   718      $(2,268)     $3,433   $ 2,262
                                                =======   =======      =======      ======   =======
BASIC EARNINGS (LOSS) PER SHARE
  Income (loss) before extraordinary item.....  $ (0.21)  $  0.09      $ (0.26)     $ 0.43   $  0.36
  Extraordinary item..........................       --        --           --          --      0.02
                                                -------   -------      -------      ------   -------
          Net income (loss)...................  $ (0.21)  $  0.09      $ (0.26)     $ 0.43   $  0.38
                                                =======   =======      =======      ======   =======
DILUTED EARNINGS (LOSS) PER SHARE:
  Income (loss) before extraordinary item.....  $ (0.21)  $  0.08      $ (0.26)     $ 0.39   $  0.33
  Extraordinary item..........................       --        --           --          --      0.02
                                                -------   -------      -------      ------   -------
          Net income (loss)...................  $ (0.21)  $  0.08      $ (0.26)     $ 0.39   $  0.35
                                                =======   =======      =======      ======   =======
WEIGHTED AVERAGE COMMON AND COMMON EQUIVALENT
  SHARES OUTSTANDING:
     Basic....................................   31,198     7,677        8,581       8,076     5,988
     Diluted..................................   31,198     8,714        8,581       8,715     6,375

 The accompanying notes are an integral part of these supplemental consolidated statements.

                              GERALD STEVENS, INC.
                    (FORMERLY FLORAFAX INTERNATIONAL, INC.)

          SUPPLEMENTAL CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                 (IN THOUSANDS)

                                                          COMMON STOCK
                                                        -----------------   ADDITIONAL
                                                                     PAR     PAID-IN     ACCUMULATED   TREASURY
                                                         SHARES     VALUE    CAPITAL       DEFICIT      STOCK      TOTAL
                                                        ---------   -----   ----------   -----------   --------   -------
BALANCE, August 31, 1995..............................    5,794     $ 58     $ 7,381      $ (9,195)    $    --    $(1,756)
  Sale of common stock, net...........................      368        4          41            --          --         45
  Issuance of warrants................................       --       --          97            --          --         97
  Conversion of debt..................................    2,071       21       2,568            --          --      2,589
  Net income..........................................       --       --          --         2,262          --      2,262
                                                         ------     ----     -------      --------     -------    -------
BALANCE, August 31, 1996..............................    8,233       83      10,087        (6,933)         --      3,237
  Sale of common stock, net...........................       20       --          21            --          --         21
  Purchase of treasury stock..........................       --       --          --            --      (1,438)    (1,438)
  Net income..........................................       --       --          --         3,433          --      3,433
                                                         ------     ----     -------      --------     -------    -------
BALANCE, August 31, 1997..............................    8,253       83      10,108        (3,500)     (1,438)     5,253
  Sale of common stock, net...........................   13,059      131       9,236            --          --      9,367
  Common stock issued in acquisitions.................      642        6         494            --          --        500
  Purchase of treasury stock..........................       --       --          --            --        (178)      (178)
  Compensation expense under stock option plan........       --       --          76            --          --         76
  Net loss............................................       --       --          --        (2,268)         --     (2,268)
                                                         ------     ----     -------      --------     -------    -------
BALANCE, August 31, 1998..............................   21,954      220      19,914        (5,768)     (1,616)    12,750
  Sale of common stock, net...........................    6,442       64      21,277            --          --     21,341
  Common stock issued in acquisitions (unaudited).....    6,186       62      22,918            --          --     22,980
  Compensation expense under stock option plan
    (unaudited).......................................       --       --       1,373            --          --      1,373
  Net loss (unaudited)................................       --       --          --        (6,457)         --     (6,457)
                                                         ------     ----     -------      --------     -------    -------
BALANCE, February 28, 1999 (unaudited)................   34,582     $346     $65,482      $(12,225)    $(1,616)   $51,987
                                                         ======     ====     =======      ========     =======    =======

 The accompanying notes are an integral part of these supplemental consolidated statements.

                              GERALD STEVENS, INC.
                    (FORMERLY FLORAFAX INTERNATIONAL, INC.)

               SUPPLEMENTAL CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                 SIX MONTHS
                                                                    ENDED
                                                                FEBRUARY 28,            YEAR ENDED AUGUST 31,
                                                              -----------------   ---------------------------------
                                                               1999      1998         1998         1997      1996
                                                              -------   -------   -------------   -------   -------
                                                                 (UNAUDITED)
CASH FLOW FROM OPERATING ACTIVITIES:
  Net income (loss).........................................  $(6,457)  $   718      $(2,268)     $ 3,433   $ 2,262
  Adjustments to reconcile net income (loss) to net cash
    provided by (used in) operating activities --
    Extraordinary gain from forgiveness of debt.............       --        --           --           --      (128)
    Deferred income tax expense (benefit)...................       25       364         (682)        (637)     (863)
    Depreciation and amortization...........................    1,078       120          882          261       488
    Compensation expense under stock option plan............    1,373        --           76           --        --
    Provision for doubtful accounts.........................       76        86          127          170       210
    Changes in operating assets and liabilities:
      Accounts receivable...................................   (3,868)   (1,279)        (115)        (323)     (647)
      Inventories...........................................      219        --           --           --        --
      Prepaid and other current assets......................      213      (254)        (649)          14       (23)
      Other assets..........................................    1,908        31          262           84        --
      Accounts payable......................................    1,985     1,921          582         (159)      378
      Accrued expenses......................................    2,920       (40)         644          249       165
      Other long-term liabilities...........................       43         7           --           (1)       (6)
                                                              -------   -------      -------      -------   -------
        Net cash provided by (used in) operating
          activities........................................     (485)    1,674       (1,141)       3,091     1,836
                                                              -------   -------      -------      -------   -------
CASH FLOW FROM INVESTING ACTIVITIES:
  Capital expenditures......................................   (1,359)   (1,171)      (1,382)        (844)     (190)
  Collection of amounts due from former owners of subsidiary
    acquired................................................    1,300        --           --           --        --
  Advance to company subsequently acquired..................     (113)       --           --           --        --
  Payments for acquisitions, net of cash acquired...........  (25,638)       --       (1,500)          --        --
  Investment in common stock................................       --      (100)        (100)          --       500
                                                              -------   -------      -------      -------   -------
        Net cash provided by (used in) investing
          activities........................................  (25,810)   (1,271)      (2,982)        (844)      310
                                                              -------   -------      -------      -------   -------
CASH FLOW FROM FINANCING ACTIVITIES:
  Proceeds from issuance of long-term debt..................       --        --        2,500           --     2,500
  Proceeds from issuance of common stock, net...............   25,523        12        5,184           21        45
  Purchase of treasury stock................................       --      (178)        (178)      (1,438)       --
  Payments on long-term debt................................   (1,304)       --         (482)        (333)   (2,959)
  Payment of commitment fee on credit facility..............     (304)       --          (20)          --        --
  Proceeds from credit facility.............................   16,900        --           --           --        --
  Payment of credit facility................................  (16,900)       --           --           --        --
                                                              -------   -------      -------      -------   -------
        Net cash provided by (used in) financing
          activities........................................   23,915      (166)       7,004       (1,750)     (414)
                                                              -------   -------      -------      -------   -------
        Net increase (decrease) in cash and cash
          equivalents.......................................   (2,380)      237        2,881          497     1,732
CASH AND CASH EQUIVALENTS, beginning of period..............    7,148     4,267        4,267        3,770     2,038
                                                              -------   -------      -------      -------   -------
CASH AND CASH EQUIVALENTS, end of period....................  $ 4,768   $ 4,504      $ 7,148      $ 4,267   $ 3,770
                                                              =======   =======      =======      =======   =======
SUPPLEMENTAL DISCLOSURE OF
  CASH FLOW INFORMATION:
    Cash paid during the period for interest................  $    74   $    --      $    53      $     1   $   317
                                                              =======   =======      =======      =======   =======
    Cash paid during the period for income taxes............  $   320   $    60      $    82      $    52   $    --
                                                              =======   =======      =======      =======   =======
SUPPLEMENTAL DISCLOSURE OF
  NONCASH FINANCING ACTIVITIES
    Issuance of common stock for acquisitions...............  $22,980   $    --      $   437      $    --   $    --
                                                              =======   =======      =======      =======   =======
    Subscription receivable.................................  $ 4,183   $    --      $(4,183)     $    --   $    --
                                                              =======   =======      =======      =======   =======

 The accompanying notes are an integral part of these supplemental consolidated statements.

                              GERALD STEVENS, INC.
                    (FORMERLY FLORAFAX INTERNATIONAL, INC.)

            NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

               (ALL AMOUNTS AND RELATED DISCLOSURES APPLICABLE TO
             THE SIX MONTHS ENDED FEBRUARY 28, 1999 ARE UNAUDITED)

1. GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Organization and Operations

     Gerald Stevens, Inc. ("Gerald Stevens") formerly Florafax International, Inc., a Delaware corporation, has historically been engaged in the flowers-by-wire business of generating floral orders and providing floral order placement services to retail florists throughout the United States and credit and charge card processing for third parties.

     On April 30, 1999, Gerald Stevens completed a merger with Gerald Stevens Retail, Inc. ("Gerald Stevens Retail") which was formerly known as Gerald Stevens, Inc. Gerald Stevens Retail was formed on May 7, 1998 and through September 30, 1998 was in the development stage, had no revenue and all of its efforts were directed to developing a business strategy, raising capital and acquiring leading retail flower shops and other floral related businesses. On October 1, 1998, Gerald Stevens Retail commenced its operations upon the completion of its acquisition of ten operating flower businesses and, as a result, emerged from the development stage. Under the terms of the merger agreement, based on an exchange formula, Gerald Stevens issued 28.1 million shares of its common stock for all of Gerald Stevens Retail's common stock outstanding. The merger was accounted for under the pooling of interests method of accounting. The accompanying Supplemental Consolidated Financial Statements give retroactive effect to the merger. Gerald Stevens' fiscal year end is August 31.

     Details of the results of operations of Gerald Stevens and Gerald Stevens Retail for the periods before the pooling of interest combination was consummated are as follows:

                                                               1998
                                                              -------
Revenue:
  Gerald Stevens, as previously reported....................  $13,391
  Gerald Stevens Retail.....................................       --
                                                              -------
                                                              $13,391
                                                              =======
Net loss:
  Gerald Stevens, as previously reported....................  $  (623)
  Gerald Stevens Retail.....................................   (1,645)
                                                              -------
                                                              $(2,268)
                                                              =======

  Interim Financial Statements

     In the opinion of management, the accompanying unaudited interim supplemental consolidated financial statements of Gerald Stevens contain all adjustments (consisting of only normal recurring adjustments) necessary to present fairly the financial position of Gerald Stevens as of February 28, 1999, and the results of its operations and its cash flows for the six months ended February 28, 1999 and 1998. The results of operations and cash flows for the six months ended February 28, 1999 are

                              GERALD STEVENS, INC.
                    (FORMERLY FLORAFAX INTERNATIONAL, INC.)

     NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

not necessarily indicative of the results of operations or cash flows which may be reported for fiscal year 1999.

  Principles of Consolidation

     The consolidated financial statements include the accounts of Gerald Stevens and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

  Cash and Cash Equivalents

     Gerald Stevens considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents. As of August 31, 1998 and 1997, cash and cash equivalents included $6,870 and $3,865, respectively, of interest bearing cash. Also included in cash and cash equivalents as of August 31, 1998 and 1997, are $106 and $97, respectively, of restricted cash relating to Gerald Stevens' credit card processing agreement with its sponsoring bank.

  Revenue Recognition

     Gerald Stevens' revenue consists of product sales and service and other revenues. Product sales revenue are recognized at the time of delivery acceptance of products by the customer. Service and other revenue consists of floral order processing, member dues and fees, directory and advertising fees and charge card processing.

     Floral Order Processing -- Floral order processing revenues consist of orders placed through Gerald Stevens' order center, which are recorded at the time the order is placed which coincides with delivery, and orders sent between Gerald Stevens' member florists, which are recorded upon receipt of the reporting document, prepared by the delivering florist, that confirms delivery.

     Member dues and fees and directory and advertising fees -- At the time a florist applies for membership they are billed a non-refundable account set up fee. The account set up fee is ninety-nine dollars, and is recognized as revenue at the time the florist is accepted as a member to offset costs incurred. Once a florist has been accepted as a member, they are billed dues and advertising fees on a monthly basis, and those billings are recognized as income at that time. Monthly dues and advertising fees are billed at different rates and amounts, depending on the location of the florist and the size of the advertisement placed by the florist. The benefits of membership include the ability to send and receive orders to and from other members, receive orders generated by Gerald Stevens via fax or telephone, the ability to send gift baskets anywhere in the country, and certain other benefits. A florist may cancel their membership at any time, but are responsible for monthly dues and advertising fees as long as they remain in the membership directory. Billings for directories occur twice per year, while the actual directories are produced and distributed several times per year. Directory revenues are deferred until the directories are distributed to member florists.

     Charge card processing -- Charge card processing revenue represents fees for processing credit card transactions for members and others. Revenues are recognized when the service is provided.

                              GERALD STEVENS, INC.
                    (FORMERLY FLORAFAX INTERNATIONAL, INC.)

     NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  Inventory

     Inventory is valued at lower of cost or market, with cost determined on a first-in, first-out basis.

  Seasonality

     Sales of floral products have historically been seasonal, concentrated primarily in the first and second calendar quarters as a result of holidays such as Valentine's Day and Mother's Day. In particular, a significant portion of annual revenue is expected to be derived from sales of floral products for Valentine's Day.

     In contrast to the first and second calendar quarters, sales of floral products are significantly lower in the third and fourth calendar quarters. These quarters have relatively few flower-giving holidays. Management expects to experience quarterly fluctuations in operating results due to the factors discussed above and other factors. These factors include additional selling, general and administrative expenses to acquire and support new business and the timing and magnitude of capital expenditures.

  Concentration of Credit Risk

     A significant portion of Gerald Stevens' accounts receivable is concentrated in the floral wire service industry. Credit risk is inherent in the floral wire service industry. Consequently, to reduce this risk Gerald Stevens reviews new member applications for credit worthiness. If a florist applying for membership does not meet certain credit standards the florists application for membership is usually declined. Once a florist has been accepted as a member, the account is monitored by accounts receivable analysts who maintain continuous direct contact with the florist. If the account becomes delinquent, the florist is turned over to a collection agency to begin immediate collection procedures.

  Property and Equipment

     Property and equipment are stated at cost less accumulated depreciation. Gerald Stevens records depreciation and amortization using the straight-line method over the following estimated useful lives:

DESCRIPTION                                                   ESTIMATED USEFUL LIVES
-----------                                                   ----------------------
Building and leasehold improvements.........................      3 to 30 years
Furniture, fixtures and equipment...........................      2 to 10 years
Computer hardware and software..............................      3 to 10 years
Communication systems.......................................      2 to  5 years
Vehicles....................................................         3 years

                              GERALD STEVENS, INC.
                    (FORMERLY FLORAFAX INTERNATIONAL, INC.)

     NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  Intangible Assets

     Intangible assets, net consists of the following:

                                                                          AUGUST 31,
                                                       FEBRUARY 28,    -----------------
                                                           1999         1998       1997
                                                       ------------    -------    ------
Goodwill.............................................    $45,253       $ 1,995    $1,995
Letters of intent....................................         --         1,520        --
Other................................................        250           616       311
                                                         -------       -------    ------
                                                          45,503         4,131     2,306
Less: Accumulated amortization.......................       (491)         (340)     (216)
                                                         -------       -------    ------
                                                         $45,012       $ 3,791    $2,090
                                                         =======       =======    ======

     Goodwill consists of the excess of purchase price over the fair value of assets and liabilities acquired in acquisitions accounted for under the purchase method of accounting. Included in goodwill for all periods is $1,995 from an acquisition prior to October 31, 1970 which is not required to be amortized.


     Amortizable goodwill is amortized over periods ranging from 20 to 40 years, which management believes is a reasonable life in light of the characteristics present in the floral industry such as the significant number of years that the industry has been in existence, the continued trends by consumers in purchasing flowers for many different occasions, and the stable nature of the customer base. Amortization of goodwill for the six months ended February 28, 1999 is $395. There was no goodwill amortization in prior periods presented.


     Letters of intent represents fair value allocated to letters of intent of an acquired business (see Note 2). Upon completion of the acquisitions, the value assigned to the underlying letters of intent was included as a component of the purchase price for the acquired business.

     In accordance with Statement of Financial Accounting Standards ("SFAS") No. 121, Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of, Gerald Stevens periodically analyzes the carrying value of its goodwill and other long-lived assets for indicators of impairment, using an undiscounted projected cash flow approach. If such cash flows indicate an impairment is present, Gerald Stevens makes adjustments to the carrying value of long-lived assets based upon appraisals, discounted cash flows, or otherwise as Gerald Stevens considers appropriate. After reviewing the results and considering other qualitative factors, management is of the opinion that the carrying amount of goodwill has not been impaired.

  Deferred Financing Costs

     Included in other assets in the accompanying supplemental consolidated balance sheets are deferred financing costs of $304 (unaudited), $20 and $0, as of February 28, 1999, August 31, 1998 and 1997, respectively, related to amounts incurred in connection with obtaining a credit facility. Gerald Stevens began recording amortization in September 1998 on a straight-line basis over the term of the financing agreement (18 months). Accumulated amortization as of February 28, 1999 was $86.

                              GERALD STEVENS, INC.
                    (FORMERLY FLORAFAX INTERNATIONAL, INC.)

     NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  Income Taxes

     Gerald Stevens accounts for income taxes under the provisions of SFAS No. 109, Accounting for Income Taxes. SFAS No. 109 requires the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to be recovered or settled. Under SFAS No. 109, the effect on deferred tax assets and liabilities of a change in tax rates is recorded in income in the period that includes the enactment date.

  Earnings Per Share

     Basic and diluted earnings per share in the accompanying supplemental consolidated statements of operations are based upon the weighted average shares outstanding during the applicable period. The impact of common stock equivalents has not been included for loss periods, as they are anti-dilutive, in accordance with the provisions of SFAS No. 128, Earnings Per Share. The components of diluted earnings per share are as follows:

                                                            SIX MONTHS
                                                              ENDED
                                                           FEBRUARY 28,    YEAR ENDED AUGUST 31,
                                                          --------------   ---------------------
                                                           1999    1998    1998    1997    1996
                                                          ------   -----   -----   -----   -----
                                                                      (IN THOUSANDS)
Basic Average Shares Outstanding........................  31,198   7,677   8,581   8,076   5,988
Common Stock Equivalents................................      --   1,037      --     639     387
                                                          ------   -----   -----   -----   -----
Diluted Average Shares Outstanding......................  31,198   8,714   8,581   8,715   6,375
                                                          ======   =====   =====   =====   =====
Common stock equivalents not included in the calculation
  of diluted earnings per share because their impact is
  antidulutive..........................................   2,542      80   1,563     305      --
                                                          ======   =====   =====   =====   =====

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Impact of Recently Issued Accounting Standards

     Earnings Per Share -- In February 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 128, Earnings Per Share, which is effective for years ending after December 15, 1997. As a result, Gerald Stevens was required to change the method used to compute earnings per share and to restate all prior periods. Under the new requirements, primary earnings per share is replaced with basic earnings per share which excludes the dilutive effect of stock options and other common stock equivalents.

                              GERALD STEVENS, INC.
                    (FORMERLY FLORAFAX INTERNATIONAL, INC.)

     NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Comprehensive Income -- In June 1997, the FASB issued SFAS No. 130, Reporting Comprehensive Income. The Statement requires that total comprehensive income and comprehensive income per share be disclosed with equal prominence as net income and earnings per share. Comprehensive income is defined as all changes in stockholders' equity exclusive of transactions with owners such as capital contributions and dividends. The statement is effective for fiscal years beginning after December 15, 1997, and accordingly will apply to Gerald Stevens' fiscal year ended August 31, 1999.

     Segments -- In June 1997, the FASB issued SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, which supersedes SFAS No. 14. The Statement uses a management approach to report financial and descriptive information about a company's operating segments. Operating segments are revenue-producing components of the enterprise for which separate financial information is produced internally for Gerald Stevens' management. The Statement is effective for financial statements for fiscal years beginning after December 15, 1997 and, accordingly, applies to Gerald Stevens' fiscal year ended August 31, 1999. Gerald Stevens anticipates expanding its current segment disclosures upon adoption to include retail operations.

     Statement of Position ("SOP") 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use, requires an entity to expense all software development costs incurred in the preliminary project stage, training costs and data conversion costs for fiscal years beginning after December 15, 1998. Gerald Stevens believes that this statement will not have a material effect on Gerald Stevens' accounting for computer software development or acquisition.

     SOP 98-5, Reporting on the Costs of Start-Up Activities, requires the immediate expensing of start-up costs as well as existing costs previously capitalized for fiscal years beginning after December 15, 1998. Gerald Stevens has no capitalized start-up costs as of February 28, 1999 or August 31, 1998.

  Stock-Based Compensation

     As allowed by SFAS No. 123 Accounting for Stock-Based Compensation, Gerald Stevens accounts for stock-based compensation to employees in accordance with APB No. 25, Accounting for Stock Issued to Employees, and, in cases where fixed plan exercise prices equal or exceed fair market value, recognizes no compensation expense for the stock option grants.

     In cases where exercise prices are less than fair value, compensation is recognized over the period of performance or the vesting period or, in cases of the variable plan, compensation expense is recognized at the time when both exercise price and the number of shares are determinable.

  Advertising Costs

     Advertising costs associated with the cost of coupons included in corporate partner advertising campaigns are expensed upon first showing. Advertising expense amounted to $1,350, $881 and $741 in fiscal 1998, 1997 and 1996, respectively.

                              GERALD STEVENS, INC.
                    (FORMERLY FLORAFAX INTERNATIONAL, INC.)

     NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

2. ACQUISITIONS

     On July 31, 1998, Gerald Stevens acquired all of the assets of International Floral Network, Inc. ("IFN"), a Florida corporation, for $1,500 in cash and 641,997 shares of common stock valued at $500 or $0.78 per share. IFN's assets consisted solely of the right to acquire 33 retail floral chains pursuant to non-binding letters of intent with these chains. Gerald Stevens allocated the aggregate consideration of approximately $2 million to the nine letters of intent it intended to pursue. Prior to yearend, Gerald Stevens ceased discussions with one of these entities at which time the unamortized allocated portion of the consideration of $480 was charged to amortization expense. Eight of these retail floral chains were subsequently acquired by Gerald Stevens in transactions accounted for under the purchase method of accounting in October 1998. Intangible assets as of February 28, 1999 includes $1,520 related to the IFN transaction.

     During the six months ended February 28, 1999, Gerald Stevens acquired several businesses. The acquisitions were accounted for under the purchase method of accounting and accordingly the post-acquisition results of operations of the acquired businesses have been included in Gerald Stevens' results of operations for the six months ended February 28, 1999.

     The following table sets forth businesses acquired during the six months ended February 28, 1999 and the consideration paid. Consideration for these acquisitions consisted of cash, stock, and debt paid on behalf of former owners. The total consideration amounts below reflect certain working capital adjustments called for in the acquisition agreements.

                                                                                       PURCHASE PRICE
                                                          DATE OF         TOTAL       -----------------   NUMBER OF   SHARE
  NAME OF BUSINESS                                      ACQUISITION   CONSIDERATION    CASH      STOCK     SHARES     PRICE
  ----------------                                      -----------   -------------   -------   -------   ---------   -----
                                                                                  (IN THOUSANDS)
  Eastern Floral & Gift Shop, Inc.....................   10/01/98        $ 2,924      $ 2,924   $    --        --     $  --
  The Norton Group, Inc...............................   10/01/98          1,566          548     1,018       289      3.52
  Arizona Wholesale Floral Company, (d/b/a Cactus
    Flowers)..........................................   10/01/98          3,000        1,800     1,200       341      3.52
  Dr. Delphinium Designs, Inc.........................   10/01/98          3,103          880     2,223       632      3.52
  Boesen the Florist, Inc.............................   10/01/98          5,150        2,485     2,665       757      3.52
  J.J. Fallon Company, Inc............................   10/01/98          1,917        1,117       800       227      3.52
  Martina's Inc.......................................   10/01/98          1,948        1,168       780       222      3.52
  Flower Franchising, Inc. (d/b/a Royer's Flower
    Shops)............................................   10/01/98         11,158        6,334     4,824     1,371      3.52
  AGA Flowers, Inc....................................   10/01/98          2,935        1,468     1,467       417      3.52
  Jennie's Flower Shop, Inc...........................   12/07/98          3,575        2,000     1,575       354      4.44
  Maple Lee Flowers, Inc. and Maple Lee Farm "n"
    Garden Center, Ltd................................   10/01/98          4,698        2,539     2,159       614      3.52
  Other acquisitions..................................    Various          8,097        3,828     4,269       961      4.44
                                                                         -------      -------   -------    ------
                                                                         $50,071      $27,091   $22,980     6,185
                                                                         =======      =======   =======    ======

     The preliminary purchase price allocation for businesses acquired under the purchase method of accounting is as follows:

Assets......................................................  $15,804
Intangible assets...........................................   41,519
Liabilities.................................................   (7,252)
                                                              -------
                                                              $50,071
                                                              =======

     As part of two of Gerald Stevens' purchase agreements, Gerald Stevens may be required to make additional payments to the sellers of up to $580.

                              GERALD STEVENS, INC.
                    (FORMERLY FLORAFAX INTERNATIONAL, INC.)

     NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The pro forma results of operations, assuming each of the significant acquisitions described above was consummated as of the beginning of the period presented are as follows:

                                                                   FOR THE
                                                                 SIX MONTHS
                                                                PERIOD ENDED
                                                              FEBRUARY 28, 1999
                                                              -----------------
Revenue.....................................................       $45,170
                                                                   =======
Net loss....................................................       $(2,884)
                                                                   =======
Net loss per share:
  Basic.....................................................       $ (0.09)
                                                                   =======
  Diluted...................................................       $ (0.09)
                                                                   =======

     Gerald Stevens is a party to various letters of intent, subject to certain customary conditions, to acquire various retail flower shops. To the extent consummated, these pending acquisitions will be accounted for under the purchase method of accounting.

3. FAIR VALUE OF FINANCIAL INSTRUMENTS

     The following methods and assumptions were used by Gerald Stevens in estimating its fair value disclosures for financial instruments:

          Cash and cash equivalents: The carrying amounts reported in the balance sheet for cash and cash equivalents approximate their fair values.

          Accounts receivable and accounts payable: The carrying amounts reported in the balance sheet for accounts receivable and accounts payable approximate their fair value.

          Long-term debt: The fair values of Gerald Stevens' long-term debt are estimated using discounted cash flow analyses based on Gerald Stevens' current incremental borrowing rates for similar types of borrowing arrangements. The carrying amounts reported in the balance sheet for long-term debt approximate their fair value.

4. LONG-TERM DEBT

     At August 31, 1998, long-term debt included a bank line of credit in the amount of $2,018 with interest payable monthly at the prime rate of the lending institution, currently 8 1/2%, collateralized by substantially all assets of Gerald Stevens. Under the terms of the note, Gerald Stevens may borrow up to $5,000 until February 16, 2000. No principal payments are due until February 16, 2000, at which time any principal amounts outstanding at the end of this period will convert to a 36-month fully amortizing loan based on level principal payments plus interest. At August 31, 1998, approximately $2,982 is available for future borrowings under the bank line of credit.

     At August 31, 1998 and 1997, long-term debt included a 5% subordinate debenture in the amount of $80, maturing on December 27, 1998 with interest payable annually on December 31.

     Gerald Stevens entered into an 18-month senior secured revolving credit facility (the "Credit Facility") with a bank on September 30, 1998 with borrowings up to $20,000 and which includes a letter of credit facility of up to $3,000 for the issuance of standby letters of credit. This line of credit is used to finance acquisitions and for other, general corporate purposes. Cash borrowings bear interest at either the Eurodollar market rate plus a percentage ranging from 100 basis points to 225

                              GERALD STEVENS, INC.
                    (FORMERLY FLORAFAX INTERNATIONAL, INC.)

     NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

basis points (Eurodollar at February 28, 1999 was 5%) or, at Gerald Stevens' option, the greater of the Federal funds rate plus 50 basis points or the Prime rate ("adjusted base rate loan"). The Federal funds rate and Prime rate were 4.88% and 7.75%, respectively, at February 28, 1999. The percentage over the Eurodollar market rate is based on Gerald Stevens' financial performance as measured by a total funded debt ratio (as defined in the Credit Facility).

     For Eurodollar-based loans, principal and interest payments are due at the end of the chosen Eurodollar instrument term, or if the applicable period is greater than three months, then interest is due at the end of each three-month interval and at the end of the applicable period. For adjusted base rate loans, the interest is due quarterly and the principal is due upon demand.

     The Credit Facility is secured by all of the assets of Gerald Stevens, including a pledge of the stock of each of Gerald Stevens' subsidiaries. As of February 28, 1999, no amount was outstanding on the Credit Facility. In addition, the Credit Facility agreement provides for an unused facility fee ranging from 25 basis points to 50 basis points on an annual basis depending on the extent of Gerald Stevens' ratio of total funded debt (as defined in the Credit Facility).


     Restrictive covenants contained in Gerald Stevens' Credit Facility may limit Gerald Stevens' ability to finance future acquisitions, new locations and other expansion of operations. These covenants require Gerald Stevens to achieve specific financial ratios and may require Gerald Stevens to obtain bank consent prior to completing acquisitions.


     In connection with the attainment of the Credit Facility, Gerald Stevens agreed to pay a $250 underwriting fee, $20 of which was paid in September 1998 and the remaining balance was paid in October 1998.


     In October 1998, Gerald Stevens borrowed $16,000 on the Credit Facility to fund the cash portion of the purchase price for acquisitions. These amounts were subsequently repaid in October 1998 with proceeds from the private placement.



     In February 1999, Gerald Stevens and its primary lender amended the Credit Facility to increase it from $20,000 to $40,000. In June 1999, in connection with a planned syndication and further increase in the size of the Credit Facility, Gerald Stevens and its primary lender agreed to amend and restate certain Credit Facility terms and conditions, including among other things, increasing the term of the Credit Facility to 36 months.


     Scheduled maturities of long-term debt at August 31, 1998 for each of the next five years are as follows:

1999........................................................  $   80
2000........................................................     336
2001........................................................     673
2002........................................................     673
2003........................................................     336
                                                              ------
                                                               2,098
Current portion.............................................     (80)
                                                              ------
                                                              $2,018
                                                              ======

                              GERALD STEVENS, INC.
                    (FORMERLY FLORAFAX INTERNATIONAL, INC.)

     NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

4. PROPERTY AND EQUIPMENT, NET

     Property and equipment consisted of the following:

                                                                            AUGUST 31,
                                                          FEBRUARY 28,   -----------------
                                                              1999        1998      1997
                                                          ------------   -------   -------
Land, building and leasehold improvements...............    $ 6,337      $ 1,282   $   524
Furniture, fixtures and equipment.......................      1,858        1,621     1,324
Computer hardware and software..........................      1,196        1,015       798
Communication systems...................................      1,305        1,121     1,010
Vehicles................................................        383           --        --
                                                            -------      -------   -------
                                                             11,079        5,039     3,656
Accumulated depreciation and amortization...............     (4,146)      (2,993)   (2,713)
                                                            -------      -------   -------
                                                            $ 6,933      $ 2,046   $   943
                                                            =======      =======   =======

5. ACCRUED EXPENSES

     Accrued expenses consisted of the following:

                                                                            AUGUST 31,
                                                          FEBRUARY 28,   -----------------
                                                              1999        1998      1997
                                                          ------------   -------   -------
Member benefits.........................................    $   118      $   116   $   147
Credit card fees........................................        532          440       359
Professional fees.......................................      3,173          330        --
Salaries and benefits                                         1,057          144        61
Other...................................................      3,044        1,069       888
                                                            -------      -------   -------
                                                            $ 7,924      $ 2,099   $ 1,455
                                                            =======      =======   =======

6. LEASES

     Noncancellable lease obligations of Gerald Stevens at August 31, 1998 call for minimum annual lease payments under various operating leases for buildings and equipment are as follows:

1999........................................................   $135
2000........................................................    109
2001........................................................    104
2002........................................................     85
2003........................................................      2
                                                               ----
                                                               $435
                                                               ====

     Total rental expense for fiscal years 1998, 1997 and 1996, which includes other than non cancelable agreements, was $164, $261 and $245, respectively. Until January 1998 Gerald Stevens' building lease for its Vero Beach location (annual rental $33 plus sales tax) was with a relative of the Chairman of the Board of Directors. In January 1998, the company purchased this property (see
Note 11).

                              GERALD STEVENS, INC.
                    (FORMERLY FLORAFAX INTERNATIONAL, INC.)

     NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

7. SETTLEMENT OF LITIGATION

     During 1990, Gerald Stevens filed a lawsuit against GTE Market Resources, Inc. (GTE/MR) for failure on the part of GTE/MR to fulfill certain contractual telecommunication services on behalf of Gerald Stevens. On November 23, 1993, a jury awarded Gerald Stevens $1,481. GTE/MR appealed the case. In 1997 the Oklahoma Supreme Court upheld the decision of the trial court, and ruled in favor of Gerald Stevens. Gerald Stevens recognized a pretax gain, net of related legal fees, of $1,041 resulting from the award, which is included in other income in the accompanying supplemental consolidated statement of income for fiscal 1997.

8. STOCKHOLDERS' EQUITY

     On January 28, 1997 the stockholders approved an increase in the number of shares of authorized common stock from 18,000,000 to 70,000,000. On April 30, 1999, the stockholders approved an increase in the number of shares of authorized common stock from 70,000,000 to 250,000,000.

     In August 1998, Gerald Stevens sold 10,975,814 shares of common stock for an aggregate purchase price of $7,866 or $0.72 per share.

     In August 1998, certain of Gerald Stevens' employees and certain other investors purchased 1,887,476 shares of stock for an aggregate purchase price of $1,472 or $0.78 per share.

     All of the stockholders who were issued shares of Gerald Stevens' common stock in August 1998 have entered into stockholders agreements that provide Gerald Stevens with a right of first refusal for any sales of common stock governed by such stockholder agreement in excess of $500,000 by such stockholders until October 1, 2000.

     In October 1998, Gerald Stevens issued 6,217,537 shares of common stock at a price of $3.52 per share in a private placement. Proceeds totaled approximately $21,066 net of $894 of underwriting fees and expenses. Individuals who purchased shares in the private placement had agreed to give Gerald Stevens a right of first refusal, prior to transferring such shares, until Gerald Stevens became a public company on April 30, 1999.

9. STOCK OPTIONS AND WARRANTS

     On October 26, 1995, the Board of Directors approved a Nonemployee Directors' Stock Option Plan ("Director Plan"). On January 30, 1996, the stockholders of Gerald Stevens approved the Director Plan. Under the terms of the Director Plan each nonemployee director shall be granted an option to purchase 20,000 shares at fair market value as of the date the Director is elected as a Board member. After the initial grant to the directors, each director shall be granted additional options to purchase 20,000 shares upon each respective re-election to the Board of Directors. At August 31, 1998, 500,000 shares of Gerald Stevens' common stock were authorized under the Director Plan and options covering 260,000 shares have been granted which expire on various due dates through January 30, 2008. As of August 31, 1998, none of the options have been exercised.

     On October 26, 1995, the Board of Directors approved a Management Incentive Stock Plan ("Management Plan"). On January 30, 1996, the stockholders of Gerald Stevens approved the Management Plan. Under the terms of the Management Plan, the Board of Directors, at their discretion, may grant options to purchase common shares of Gerald Stevens to various employees of

                              GERALD STEVENS, INC.
                    (FORMERLY FLORAFAX INTERNATIONAL, INC.)

     NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

Gerald Stevens. The maximum number of options which may be granted under the Management Plan is 1,000,000. As of August 31, 1998, options covering 355,000 shares have been granted which expire on various dates through November 13, 2006. Options exercised under this plan during 1998 and 1997 were 11,000 and 1,000, respectively.

     Options granted to employees under the Management Plan vest 25% upon issuance with additional vesting of 25% after each year of continuous employment. As of August 31, 1998 and 1997, options exercisable under the Management Plan totaled 199,000 and 119,000, respectively.

     On November 16, 1996 the Board of Directors granted options to purchase 50,000 shares of common stock at fair market value to a Board member. These options vested 25% upon issuance with additional vesting of 25% each year. As of August 31, 1998, none of these options have been exercised.

     On June 25, 1997, the Board of Directors granted options for the purchase of 305,000 shares of common stock at fair market value to officers and key employees of Gerald Stevens at an exercise price of $4 per share. These options vest in 25% increments when the market price of Gerald Stevens' common stock reaches $5.00, $7.50, $10.00 and $12.50 per share, respectively, for twenty consecutive trading days. Unexercised vested options expire in 2006. The portion of unvested options, if any, expire in the year 2002. Compensation expense for these variable plan options is recorded when the option vests, at the amount that the targeted market price exceeds the exercise price. As of August 31, 1998, 76,000 of these shares had vested and were exercisable (none at August 31, 1997). Compensation expense of $76 was recorded for the year ended August 31, 1998 (none at August 31, 1997). During the six months ended February 28, 1999, the remainder of the 305,000 options became vested and Gerald Stevens recorded compensation expense of $1,373.

     In connection with the issuance of a previous financing, Gerald Stevens issued warrants to purchase 650,000 shares of common stock of Gerald Stevens with an exercise price of $1.00 per share. During fiscal year 1997, 19,000 warrants were exercised for total proceeds of $19. During fiscal year 1998, 219,000 warrants were exercised in a cashless exercise, as allowed in the warrant agreement for 176,000 shares of common stock. Additionally, 9,000 warrants were exercised for total proceeds of $9. At August 31, 1998, Gerald Stevens had 403,000 warrants outstanding, all of which are currently exercisable. All of these warrants expire on January 1, 2001. During the six month period ended February 28, 1999, 163,137 warrants were exercised for total proceeds of $163.

     Gerald Stevens also approved a stock option plan (the "New Plan") on May 20, 1998, authorizing the issuance of stock options for up to 5,400,000 shares of common stock. The number of shares of stock issuable pursuant to the options outstanding (whether vested or not) cannot exceed 10 percent of the outstanding shares of stock.

     The purchase price of each share of common stock subject to an option is determined by the Board of Directors and stated in each option agreement, and will not be less than 100% of the fair market value of a share of the common stock on the date the option is granted. The options have a term of ten years from the date of grant and are non-qualified. The options vest in increments of 25% per year over a four-year period on the yearly anniversary of the grant date.


     Under the New Plan, in August 1998, 202,500 options were granted with an exercise price of the then fair market value of $0.72. From September 1, 1998 to February 28, 1999, a total of 1,206,726 options were granted at fair market value exercise prices ranging from $3.52 to $6.30, with 3,307 of these options subsequently cancelled during the period. As of February 28, 1999, none of the options

                              GERALD STEVENS, INC.
                    (FORMERLY FLORAFAX INTERNATIONAL, INC.)

     NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

granted were exercisable. The weighted average remaining contractual life of these options as of February 28, 1999 and August 31, 1998 is approximately 9.5 and 10 years, respectively.

     The occurrence of certain events may terminate the unvested options, including, but not limited to, termination of employment, as defined in the New Plan.

     Pursuant to the New Plan, in the event of certain defined transactions after the effective date of the New Plan, the number and kinds of shares for the purchase of which options may be granted under the New Plan will be adjusted proportionately by Gerald Stevens. In addition, the number and kind of shares for which options are outstanding shall be adjusted proportionately so that the proportionate interest of the holder of the option immediately following such event will be the same as immediately prior to such event.

     Information regarding stock options for fiscal years 1998 and 1997 is as follows:


                                                                                     WEIGHTED
                                                         EXERCISE PRICE    TOTAL     AVERAGE
                                             NUMBER OF     RANGE PER      EXERCISE   EXERCISE
                                              SHARES         SHARE         PRICE      PRICE
                                             ---------   --------------   --------   --------
Shares under option at August 31,
  1998.....................................  1,159,500   $0.72 to $5.88    $3,136     $2.71
  1997.....................................    888,000   $1.41 to $4.00    $2,529     $2.85
Options granted during year ended August
  31,
  1998.....................................    282,500   $0.72 to $5.88    $  628     $2.22
  1997.....................................    668,000   $2.66 to $4.00    $2,204     $3.30
Options exercised during year ended August
  31,
  1998.....................................     11,000   $1.41 to $2.66    $   20     $1.82
  1997.....................................      1,000       $1.41         $    1     $1.41
Options expired or canceled during year
  ended August 31,
  1998.....................................      1,000       $1.41         $    1     $1.41
  1997.....................................         --         --          $   --     $  --
Options exercisable at August 31, 1998.....    560,000   $1.41 to $5.88    $1,651     $2.95
Shares reserved at August 31, 1998 for:
  Director stock option plan...............    500,000
  Management stock option plan.............    988,000
  New stock option plan....................  5,400,000
                                             ---------
                                             6,888,000
                                             =========


     During the six month period ended February 28, 1999, 61,250 options were exercised for total proceeds of $112.

     In October 1995, the FASB issued SFAS No. 123, Accounting and Disclosure of Stock-Based Compensation (SFAS No. 123), which encourages but does not require companies to recognize compensation expense for stock awards based on their fair value at the date of grant.

     Pro forma information regarding net income and earnings per share is required by SFAS No. 123, which also requires that the information be determined as if Gerald Stevens had accounted for its employee stock options granted subsequent to December 31, 1994, under the fair value method of SFAS No. 123. The fair value for these options was estimated at the date of grant using a Black-

                              GERALD STEVENS, INC.
                    (FORMERLY FLORAFAX INTERNATIONAL, INC.)

     NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

Scholes option pricing model with the following weighted-average assumptions for 1998 and 1997: risk free interest rates from 4.7% to 6.0%; dividend yield of zero; volatility factors of the expected market price of Gerald Stevens' common stock based on historical trends; and weighted-average expected lives of the options from four to ten years.

     Option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because Gerald Stevens' employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

     For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the option's vesting period. Gerald Stevens' pro forma information is as follows:

                                                   1998       1997      1996
                                                  -------    ------    ------
Pro forma net income (loss).....................  $(2,766)   $3,016    $1,955
Pro forma earnings (loss) per share:
  Basic.........................................  $ (0.32)   $ 0.37    $ 0.33
  Diluted.......................................    (0.32)     0.35      0.31
Weighted average shares:
  Basic.........................................    8,581     8,076     5,988
  Diluted.......................................    8,581     8,715     6,375

10. INCOME TAXES

     The components of the income tax provision (benefit) as of August 31, 1998, 1997 and 1996 are as follows:

                                                             1998     1997     1996
                                                             -----    -----    -----
Current income taxes.......................................  $  --    $ 118    $  46
Deferred income taxes......................................   (682)    (637)    (863)
                                                             -----    -----    -----
Income tax provision.......................................  $(682)   $(519)   $(817)
                                                             =====    =====    =====

                              GERALD STEVENS, INC.
                    (FORMERLY FLORAFAX INTERNATIONAL, INC.)

     NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of Gerald Stevens' net deferred income taxes as of August 31, 1998 and 1997 are as follows:

                                                               1998       1997
                                                              -------    -------
Allowances for bad debts....................................  $   182    $   191
Accrued liabilities and other...............................      110         73
Depreciation and amortization...............................      180        216
Net operating losses........................................    1,070      1,110
General business credits....................................      232        456
Basis difference in intangible assets.......................    1,432         --
                                                              -------    -------
                                                                3,206      2,046
Valuation allowance.........................................   (1,024)      (546)
                                                              -------    -------
          Total deferred taxes..............................  $ 2,182    $ 1,500
                                                              =======    =======

     SFAS 109 requires a valuation allowance to reduce the deferred tax assets reported if, based on the weight of the evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. At August 31, 1998, the remaining valuation allowance of $1,024 consists of $430 for net operating losses and $439 of basis differences in assets that do not meet the requirements for recognition as an asset, as well as tax credits in the amount of $155 that are not expected to be realized. This represents a change in the valuation allowance for the current year of $478 as compared to change of $1,606 in the prior year.

     As of August 31, 1998, Gerald Stevens has available net operating loss carryforwards of $2,843, which expire as follows:

EXPIRATION DATE                                               AMOUNT
---------------                                               ------
  2007......................................................  $  252
  2008......................................................   1,625
  2009......................................................     486
  2018......................................................     480
                                                              ------
                                                              $2,843
                                                              ======

     SFAS 109 requires deferred tax assets related to net operating loss carryforwards to be allocated between current and noncurrent based upon the reversal date of the temporary differences. It was anticipated that $2,060 of the net operating losses would be used to offset income in 1999, therefore $775 of the deferred tax assets relating to carryforwards were classified as current and the balance as noncurrent as of August 31, 1998.

11. RELATED PARTY TRANSACTIONS

     During 1998, Gerald Stevens purchased the land and buildings used for its Vero Beach operations for approximately $673. The transaction was financed with cash from operations. The property was previously leased from a trust administered by a relative of the Chairman of the Board. See Note 12 for information regarding a service agreement with a related party.

                              GERALD STEVENS, INC.
                    (FORMERLY FLORAFAX INTERNATIONAL, INC.)

     NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

12. COMMITMENTS AND CONTINGENCIES

  Employment Agreements

     Gerald Stevens has entered into employment agreements with certain of its officers and executives. The agreements expire on dates ranging until 2000 and also include non-compete provisions. The aggregate minimum annual payments under these agreements are $2,491 and $1,945 for the years ended December 31, 1999 and 2000, respectively.

     Key employees of each of the acquired companies have agreed to enter into 2-year employment agreements with Gerald Stevens effective as of the closing date of each respective acquisition. The annual salaries range from $20 to $150. In addition, some of the employment agreements provide for the employee to receive a bonus beginning in Gerald Stevens' 1999 calendar year of up to 20% of the base salary depending on certain performance targets. The employment agreements can be terminated earlier by either the employee or Gerald Stevens. The employment agreements include non-compete clauses of up to two years after the employment period. In addition, the former owners of each of the acquired companies have agreed to non-compete agreements, effective as of the closing of the acquisition, ranging from 2 to 5 years.

  Services Agreement

     On May 7, 1998, Gerald Stevens entered into a services agreement with SB Management Corp. ("SBMC"), a corporation controlled by Mr. Steven R. Berrard, that provides services to the general partner of New River pursuant to which SBMC agreed to provide certain management services to and incur certain expenses on behalf of Gerald Stevens, with the cost of such items to be reimbursed by Gerald Stevens to SBMC. Gerald Stevens is to reimburse SBMC for a proportionate share of any SBMC officer's salary, bonuses, and compensation if that employee spends more than 50% of his time rendering services to Gerald Stevens, not to exceed $200. One hundred percent of all out-of-pocket costs and fees paid to advisors in connection with services to Gerald Stevens are to be reimbursed in an amount not to exceed $500 prior to the initial private placement of capital stock. After the initial private placement of capital stock, there is no limit on the amount charged to Gerald Stevens for out-of-pocket costs and fees paid to advisors. The agreement may be terminated at any time by Gerald Stevens or SBMC upon thirty days prior written notice.

     As of August 31, 1998, SBMC had incurred approximately $540 of expenses on behalf of Gerald Stevens which is included in selling, general, and administrative expenses in the accompanying supplemental consolidated statement of operations. These expenses included payment of certain of Gerald Stevens' employees' salaries and travel expenses and is included in accrued expenses in the accompanying supplemental consolidated balance sheet at August 31, 1998 and was subsequently paid.

     In addition, SBMC leases office space which is also occupied by certain employees of Gerald Stevens. SBMC does not allocate any of the rent expense for this space to Gerald Stevens. The approximate annual rent expense to SBMC is $61.

  Duties

     As a result of an investigation concerning the alleged dumping of flowers in the U.S. market by foreign growers, the U.S. Department of Commerce began assessing importers a duty based on the import value of certain flowers from certain growers. Gerald Stevens currently estimates and remits

                              GERALD STEVENS, INC.
                    (FORMERLY FLORAFAX INTERNATIONAL, INC.)

     NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

the estimated assessment based on the most current information available. The final assessment is subject to determination by the U.S. Department of Commerce and may result in additional charges or refunds.

  Consulting Agreements

     On October 1, 1998, Gerald Stevens entered into a two-year consulting agreement with a former owner of an acquired company to provide various services. The agreement provides for an annual fee of $50.

  Services Agreement

     On October 1, 1998, Gerald Stevens entered into a service agreement with a Colombian farm (the "Provider") to provide services to A.G.A. Flowers, Inc., an acquired subsidiary of Gerald Stevens. The agreement provides for compensation to the Provider in the amount of $6 per month, plus any out-of-pocket costs incurred by the Provider in providing services to Gerald Stevens. The agreement was terminated on March 31, 1999.

  Supply Agreement

     On October 1, 1998, Gerald Stevens entered into a five-year supply agreement with flower farms (the "Farms") which are affiliated with two of Gerald Stevens' stockholders. The agreement requires that the Farms provide to Gerald Stevens on a consignment basis a certain percentage of their flowers. The Farms must produce and deliver a minimum number of stems for Gerald Stevens during the growing year ("Growing Year") commencing on October 1, 1998 and running until September 30, 1999. Each July, during the term of the agreement, the parties will meet to establish the Minimum Stem Obligation for each species for the upcoming Growing Year.

     Gerald Stevens has no obligation to pay for any flowers it receives from the Farms unless and until such flowers are sold by Gerald Stevens.

13. FOURTH QUARTER ADJUSTMENTS

     As more fully discussed in Note 10, Gerald Stevens reduced its valuation allowance against deferred tax assets in 1997. The reduction resulted in a credit to income of $637 in 1997. The reduction was recorded in the fourth quarter of 1997, when all of the information upon which to make the estimate became available to management of Gerald Stevens.

14. RETIREMENT PLAN

     Gerald Stevens sponsors a 401(k) retirement plan covering all full-time employees who have completed one year of service. Eligible employees may elect quarterly to contribute up to 15% of their compensation, up to the maximum contribution allowed by law. Gerald Stevens matches contributions up to a maximum of 3% of compensation. In connection with the matching contribution, Gerald Stevens' contribution in 1998 and 1997 was $41 and $30, respectively. Subsequent to the merger between Florafax and Gerald Stevens, provisions have been made to terminate this plan.

     On December 1, 1998, Gerald Stevens adopted another 401(k) Plan, effective January 1, 1999. All employees who have met minimum age and length of service requirements are eligible to

                              GERALD STEVENS, INC.
                    (FORMERLY FLORAFAX INTERNATIONAL, INC.)

     NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

participate. Employer matching contributions are fifty percent of the first three percent of compensation contributed by the employee to the plan and generally require yearend employment and 1,000 hours worked during the calendar year. An additional contribution is made at the discretion of Gerald Stevens.

     Employees of Gerald Stevens did not participate in both 401(k) plans simultaneously.

15. OTHER INCOME

     Other income in 1997 of $819 consists primarily of the GTE/MR lawsuit settlement proceeds (see Note 7), reduced by a charge to earnings of the unamortized balance of a terminated consulting agreement and a contingency reserve.

16. BUSINESS SEGMENTS

     Gerald Stevens has historically operated in two business segments:
Flowers-by-wire services and charge card processing for member florists, and charge card processing for customers outside the floral industry. Net revenues, operating income before and after allocating general and administrative expenses, identifiable assets, depreciation expense and capital expenditures for the two segments are provided for below:

                                                           1998      1997       1996
                                                          -------   -------    -------
Net revenues:
  Flowers-by-wire.......................................  $12,119   $10,416    $ 9,041
  Charge card processing................................    1,272     1,193      1,258
                                                          -------   -------    -------
                                                          $13,391   $11,609    $10,299
                                                          =======   =======    =======
Operating profit (loss) after allocation of general and
  administrative expenses:
     Flowers-by-wire....................................  $   (52)  $ 2,690    $ 2,176
     Charge card processing.............................       68        98        233
                                                          -------   -------    -------
       Operating profit before allocation of Corporate
          overhead......................................       16     2,788      2,409
     Corporate overhead.................................   (3,092)     (870)      (847)
                                                          -------   -------    -------
                                                          $(3,076)  $ 1,918    $ 1,562
                                                          =======   =======    =======
Identifiable assets:
  Flowers-by-wire.......................................  $ 5,992   $ 4,139    $ 3,737
  Charge card processing................................      569       472        325
  General corporate assets..............................   14,774     5,983      4,760
                                                          -------   -------    -------
                                                          $21,335   $10,594    $ 8,822
                                                          =======   =======    =======
Depreciation expense:
  Flowers-by-wire.......................................  $   221   $   146    $   272
  Charge card processing................................       59        33         19
                                                          -------   -------    -------
                                                          $   280   $   179    $   291
                                                          =======   =======    =======
Capital expenditures:
  Flowers-by-wire.......................................  $ 1,021   $   625    $   162
  Charge card processing................................      297       219         28
  General corporate.....................................       64        --         --
                                                          -------   -------    -------
                                                          $ 1,382   $   844    $   190
                                                          =======   =======    =======

                              GERALD STEVENS, INC.
                    (FORMERLY FLORAFAX INTERNATIONAL, INC.)

     NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

17. MARKETING PROJECTS, INC. AGREEMENT

     Prior to May 1, 1998, under the terms of an existing marketing services agreement, Gerald Stevens was required to pay Marketing Projects, Inc. ("MPI") commissions on orders generated from marketing partners solicited by MPI. During the years ended August 31, 1998, 1997 and 1996 Gerald Stevens recorded commissions expense of $1,050, $1,455 and $1,219 relative to the agreement.

     Effective May 1, 1998, Gerald Stevens entered into an agreement with MPI that (1) modified the rights and obligations of both parties under the marketing servicing agreement and (2) provided for the acquisition of MPI's proprietary marketing systems by Gerald Stevens. Also on May 1, 1998, Gerald Stevens entered into a non-compete and non-disclosure agreement with MPI and the principal employees of MPI. Total consideration of $3,670 was paid to MPI at the time of closing and Gerald Stevens is further obligated to pay up to $125 in cash in each of the following eight fiscal quarters, contingent upon the attainment of quarterly revenue targets.

     Of total consideration paid, $150 has been allocated to the purchase of MPI's proprietary marketing systems and $100 has been allocated to the non-compete agreement, with amortization provided over useful lives of 1 and 2 years, respectively. These assets, net of accumulated amortization of $62, are included in intangible assets, net at August 31, 1998.

     Under the original marketing services agreement, Gerald Stevens was obligated to pay MPI commissions equaling 8% of floral orders generated from marketing partners solicited by MPI. This 8% commission was continuously payable to MPI even in the event the marketing services agreement was terminated by either party. As a result of the May 1, 1998 contract modification, Gerald Stevens is no longer obligated to pay any commissions to MPI on future floral orders generated from marketing partners solicited by MPI prior to May 1, 1998.

     Gerald Stevens believes that this contract modification will result in the realization of significant cost savings in future years due to the elimination of the 8% MPI commission obligation. Gerald Stevens further believes that its future revenue stream and support requirements relative to these marketing partner arrangements will be generally unaffected by the contract modification. Further, the May 1, 1998 payment also served to compensate MPI for the loss of commissions that would have otherwise been payable to them. Since Gerald Stevens' contractual relationship was directly with the respective marketing partners and MPI was not expected to perform continuing services with regards to these partners, Gerald Stevens believes that the MPI contract modification represents the termination of a marketing agreement.

     Based upon the above, Gerald Stevens determined that the remainder of the consideration paid to MPI has no benefit to future periods and should be expensed at the date of contract modification. Accordingly, $3,495 of the total consideration paid has been recognized as a contract modification expense during the year ended August 31, 1998.

     The MPI contract modification further provided that any orders generated from new marketing partners solicited by MPI after May 1, 1998 will be commissionable at a 4% rate. Because this commission rate approximates the current market rate within the floral industry and because of the uncertainty of the amount of floral orders to be generated in the future on this reduced commission basis, Gerald Stevens allocated no value to this contract provision.

     Since the quarterly contingent payments are based upon the attainment of future revenue targets, Gerald Stevens will record such payments as sales commissions to the extent and at the time they

                              GERALD STEVENS, INC.
                    (FORMERLY FLORAFAX INTERNATIONAL, INC.)

     NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

become earned. For the quarter ended August 31, 1998, the first contingent payment of $125 was earned and paid, and is included within selling, general and administrative expenses.

18. SUBSEQUENT EVENT (UNAUDITED)

  Acquisitions


     From March 1, 1999 through April 30, 1999, Gerald Stevens acquired six retail florist businesses and also acquired National Flora, a floral order generation business, for total consideration of $39,031, consisting of $26,039 in cash and 2,145 shares of Gerald Stevens common stock.


     The following table represents the total purchase price, the cash and stock portion of the purchase price, the number of shares issued and the share price for the business acquisitions discussed above:


                                                        PURCHASE PRICE
                                           DATE OF     -----------------
  COMPANY                                ACQUISITION    TOTAL     CASH      STOCK     SHARES     PRICE
  -------                                -----------   -------   -------   -------   ---------   ------
  Phoebe's Floral Shop.................    3/31/99     $ 2,817   $ 2,195   $   622        99     $ 6.30
  National Flora.......................    3/03/99      19,727     9,952     9,775     1,553       6.30
  Exotic Gardens, Inc. and Kuhn
    Flowers, Inc.......................    4/30/99       6,200     5,580       620        49      12.59
  Other acquisitions...................    Various      10,446     8,471     1,975       444       4.44
                                                       -------   -------   -------    ------
            Total post February 28,
              1999 acquisitions........                $39,190   $26,198   $12,992     2,145
                                                       =======   =======   =======    ======


-------------------------

  Stock Options

     Subsequent to February 28, 1999, Gerald Stevens issued 33,660 options at fair market value price of $12.59 per share.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


                                5,000,000 SHARES


                          (GERALD STEVENS, INC. LOGO)

                                  COMMON STOCK

                                ----------------

                                   PROSPECTUS
                                ----------------

                              MERRILL LYNCH & CO.

                                ALLEN & COMPANY
                                  INCORPORATED

                            BEAR, STEARNS & CO. INC.

                               HAMBRECHT & QUIST

                                            , 1999


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     Except as set forth below the following fees and expenses will be paid by Gerald Stevens in connection with the issuance and distribution of the securities registered hereby and do not include underwriting commissions and discounts. All such expenses, except for the SEC registration, NASD filing and Nasdaq listing fees, are estimated.


SEC registration fee........................................  $   24,238
NASD filing fee.............................................       8,945
Nasdaq listing fee..........................................      17,500
Legal fees and expenses.....................................     150,000
Accounting fees and expenses................................     350,000
Transfer Agent's and Registrar's fees.......................      10,000
Printing and engraving expenses.............................     400,000
Miscellaneous...............................................      39,317
                                                              ----------
  Total.....................................................   1,000,000
                                                              ==========


------------------------


ITEM 15. INDEMNIFICATION


     (a) Section 145 of the General Corporation Law of Delaware permits indemnification against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with actions, suits or proceedings in which an officer, director, employee or agent is a party by reason of the fact that he is or was such a director, officer, employee or agent, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. However, in connection with actions by or in the right of the corporation, such indemnification is not permitted if such person has been adjudged liable to the corporation unless the court determines that, under all of the circumstances, such person is nonetheless fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

     Section 145 also permits a corporation to purchase and maintain insurance on behalf of its directors and officers against any liability which may be asserted against, or incurred by, such persons in their capacities as directors or officers of the corporation whether or not we would have the power to indemnify such persons against such liabilities under the provisions of such sections. We have purchased such insurance.

     Section 145 further provides that the statutory provision is not exclusive of any other right to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or independent directors, or otherwise, both as to action in such person's official capacity and as to action in another capacity while holding such office.

     (b) Article 8 of our Restated Certificate of Incorporation permits, and
Article 7 of its Bylaws provides for, indemnification of directors, officers, employees and agents to the fullest extent permitted by law.

     (c) We maintain directors' and officers' liability insurance coverage for its directors and officers and those of its subsidiaries and for certain other executive employees. This coverage insures these persons against certain losses that may be incurred by them in their respective capacities as directors, officers or employees, with respect to which they may or may not be indemnified under the provisions of our Restated Certificate of Incorporation or Bylaws.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) Exhibits


NUMBER                            DESCRIPTION
------                            -----------
  1.1*    Form of Purchase Agreement
  2.1     Agreement and Plan of Merger, dated as of December 9, 1998, by and between Florafax International, Inc., Red Cannon
          Acquisition Corp., and Gerald Stevens, Inc. (incorporated by reference to Exhibit 2.1 to the registrant's Registration
          Statement on Form S-4, Registration No. 333-76109, filed on
          April 12, 1999).
  2.2     Amendment No. 1 to Agreement and Plan of Merger, dated as of
          April 9, 1999, by and between Florafax International, Inc.,
          Red Cannon Acquisition Corp. and Gerald Stevens, Inc.
          (incorporated by reference to Exhibit 2.2 to the
          registrant's Registration Statement on Form S-4,
          Registration No. 333-76109, filed on April 12, 1999).
  3.1     Restated Certificate of Incorporation of the registrant
          (incorporated by reference to Exhibit 3.2 to the
          registrant's Current Report on Form 8-K, dated April 30,
          1999).
  3.2     Bylaws of the registrant.
  5.1     Opinion of Akerman, Senterfitt & Eidson, P.A. as to the
          validity of the shares of common stock to be registered.
 23.1     Consent of Arthur Andersen LLP
 23.2     Consent of PricewaterhouseCoopers LLP
 23.3     Consent Ernst & Young LLP
 23.4     Consent of Adair, Fuller, Witcher & Malcom, P.A.
 23.5     Consent of Deloitte & Touche, LLP
 23.6     Consent of Akerman, Senterfitt & Eidson, P.A. (included in the opinion filed in Exhibit 5.1 of this Registration
          Statement)
 24.1**   Powers of Attorney


------------------------


 * to be filed by amendment



** previously filed


     (b) Financial Statement Schedules

     All other schedules are omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.

ITEM 17. UNDERTAKINGS

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that, in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the Offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Ft. Lauderdale, State of Florida, on June 4, 1999.


                                          GERALD STEVENS, INC.

                                          By: /s/ ADAM D. PHILLIPS
                                            ------------------------------------
                                              Adam D. Phillips,
                                              Senior Vice President, Secretary
                                              and General Counsel


     Pursuant to the requirements of the Securities Act of 1933, this registration statement on Form S-3 has been signed by the following persons in the capacities and on the dates indicated:



                   SIGNATURES                                     TITLES                      DATE
                   ----------                                     ------                      ----

              /s/ GERALD R. GEDDIS                  President, Chief Executive Officer    June 4, 1999
------------------------------------------------      and Director (Principal Executive
                Gerald R. Geddis                      Officer)

               /s/ ALBERT J. DETZ                   Senior Vice President and Chief       June 4, 1999
------------------------------------------------      Financial Officer (Principal
                 Albert J. Detz                       Financial and Principal
                                                      Accounting Officer)

                       *                            Director                              June 4, 1999
------------------------------------------------
               Steven R. Berrard

                       *                            Director                              June 4, 1999
------------------------------------------------
                Thomas C. Byrne

                       *                            Director                              June 4, 1999
------------------------------------------------
               Kenneth G. Puttick

                                                    Director
------------------------------------------------
                 Kenneth Royer

                       *                            Director                              June 4, 1999
------------------------------------------------
               Andrew W. Williams

                                 EXHIBIT INDEX



   Exhibit No.             Description
   -----------             -----------


      1.1*              Form of Purchase Agreement

      2.1 Agreement and Plan of Merger, dated as of December 9, 1998, by and between Florafax
                        International, Inc., Red Cannon Acquisition
                        Corp., and Gerald Stevens, Inc. (incorporated by reference to Exhibit 2.1 to the registrant's Registration Statement on Form S-4,
                        Registration No. 333-76109, filed on April 12, 1999).

      2.2 Amendment No. 1 to Agreement and Plan of Merger, dated April 9, 1999, by and between Florafax International, Inc., Red Cannon Acquisition Corp.
                        and Gerald Stevens, Inc. (incorporated by reference to Exhibit 2.2 to the registrant's Registration Statement on Form S-4, Registration No. 333-76109, filed on April 12, 1999).

      3.1 Restated Certificate of Incorporation of the registrant (incorporated by reference to
                        Exhibit 3.2 to the registrant's Current Report on Form 8-K, dated April 30, 1999).

      3.2               Bylaws of the registrant.

      5.1               Opinion of Akerman, Senterfitt & Eidson, P.A.
                        as to the validity of the shares of common stock to be registered.

     23.1               Consent of Arthur Andersen LLP

     23.2               Consent of PricewaterhouseCoopers LLP

     23.3               Consent Ernst & Young LLP

     23.4               Consent of Adair, Fuller, Witcher & Malcom, P.A.

     23.5               Consent of Deloitte & Touche, LLP

     23.6               Consent of Akerman, Senterfitt & Eidson, P.A.
                        (included in the opinion filed in Exhibit 5.1 of this Registration Statement)

     24.1**             Powers of Attorney

---------------------
  * to be filed by amendment
 ** previously filed